BNCCORP, Inc.

The *Art* of Financial Success

ANNUAL
REPORT

TABLE OF CONTENTS



CORPORATE PROFILE

BNCCORP, Inc. (NASDAQ: BNCC) is a registered bank holding company dedicated to providing a broad range of financial products and superior customer service to businesses and consumers in its local communities. The company operates 26 locations in Arizona, Minnesota, North Dakota, Utah and Colorado through its subsidiary, BNC National Bank. The company also provides a wide array of insurance, brokerage and trust and financial services through BNC National Bank subsidiaries Milne Scali & Company, Inc. and BNC Asset Management, Inc. and the bank's trust and financial services division. The company offers a variety of traditional and nontraditional financial products and services in order to meet the financial needs of its current customer base, establish new relationships in the markets it serves and expand its business opportunities.

MISSION

Our mission is to provide tailor-made financial solutions for our customers that will assist them in achieving their goals, while enhancing shareholder value.

OPERATING STRATEGY

We provide relationship-based banking and financial services to small- to mid-sized businesses, business owners, professionals and consumers in our primary market areas of Arizona, Minnesota and North Dakota. Our goal is to serve as a one-stop financial services provider for our customers by offering traditional bank products and services, insurance, brokerage, asset management, trust, tax planning and preparation, employee benefit plan design and administration and other financial-related services. The other key elements of our operating strategy are:

- Emphasize individualized, high-level customer service.
- Encourage an entrepreneurial attitude among the employees to cross-sell products and services.
- Maintain high asset quality with strong loan policies and by proactively monitoring loans and the loan review process.
- Maintain centralized administrative and support functions.

BNCCORP, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	2004[1]	2003[1]	2002[1]	2001[1]	2000[1]
Operating Results:					
Net interest income	$ 16,041	$ 13,378	$ 13,082	$ 13,533	$ 12,979
Provision for credit losses	175	1,475	1,202	1,699	1,202
Noninterest income	23,450	20,812	16,296	8,714	7,683
Noninterest expense	34,768	27,290	25,329	18,182	15,821
Net income	3,404	3,844	2,025	1,695	2,456
Period-End Balances:					
Total assets	673,710	621,477	602,228	555,967	547,447
Loans held for sale	60,197	—	—	—	—
Loans held for investment	293,814	283,555	335,794	297,924	252,753
Deposits	455,343	395,942	398,245	375,277	330,894
Common stockholders' equity	42,596	38,686	36,223	30,679	29,457
Financial Ratios:					
Return on average total assets	0.54%	0.64%	0.36%	0.31%	0.47%
Return on average common stockholders' equity to average total assets	8.01	9.92	5.77	5.51	10.02
Net interest margin	2.86	2.47	2.51	2.63	2.65
Efficiency ratio	88.04	79.82	86.22	81.73	76.57
Average common stockholders' equity to average total assets	6.50	6.25	5.93	5.64	4.71
Per Share of Common Stock:					
Earnings, basic	$ 1.18	$ 1.38	$ 0.74	$ 0.71	$ 1.02
Earnings, diluted	1.14	1.35	0.74	0.70	1.02
Book value	14.77	14.07	13.41	12.79	12.30

(1) From continuing operations


NET INTEREST INCOME
$13,082
$13,378
2000
2001
2002
2003
2004
NONINTEREST INCOME
In thousands
$25,000
$20,000
$15,000
$10,000
$ 5,000
TOTAL ASSETS
In thousands
$700,000
$650,000
$600,000
$550,000
$500,000
$547,447
$555,967
$602,228
$621,477
$673,710
2000
2001
2002
2003
2004

TO OUR STOCKHOLDERS, CUSTOMERS, EMPLOYEES AND FRIENDS:

For BNCCORP, Inc., 2004 was a year of building for the future. We made a number of strategic investments during the year to add branch office locations, further diversify our business operations, and recruit management talent. These investments are designed to contribute to our growth, profitability and shareholder value over the long term, and include the following:

Branch Office Expansion. The main Arizona office of our BNC National Bank subsidiary was relocated to the Esplanade in Phoenix, while the original Tempe location remains a branch office. Additionally, our Scottsdale office completed its first full year of operation. In our Minnesota market, we opened a branch in Golden Valley, a suburb of Minneapolis. Our expanded branch "footprint" contributed to the $30.8 million increase in core deposits during 2004, and also has begun to generate incremental loan volume.

New Lending Operations. Following the January 2004 purchase of the assets of Lynk Financial LLC, a mortgage banking group based in Phoenix, Arizona, we successfully launched an innovative mortgage finance program. The Mortgage Loan In-Transit program allows us to provide interim financing to mortgage banking firms to facilitate their packaging of loans for sale to third parties. A similar program is in place for student loans. As a result of these new activities, loans held for sale under our mortgage and student loan financing programs totaled $60.2 million at the end of 2004.

Insurance Agency Acquisitions. Also during the year, our Milne Scali & Company, Inc. insurance subsidiary completed the asset acquisition of an insurance agency in Prescott Valley, Arizona. Serving the Verde Valley and Greater Phoenix area, this agency complements our existing Arizona insurance operations. Assets of insurance agencies also were acquired in Salt Lake City, Utah, and Denver, Colorado, during 2004, in addition to an insurance agency purchase in Tucson, Arizona that was completed at year-end 2003. The strength of our insurance business is evident from the fact that insurance commissions increased to $17.5 million for 2004, primarily as a result of organic growth in our Arizona and North Dakota insurance operations.

FINANCIAL PERFORMANCE

BNCCORP's net income for 2004 was $3.40 million, or $1.14 per share on a diluted basis, compared with net income of $3.84 million, or $1.35 per diluted share, for 2003. Our financial performance in the past year reflected solid increases in net interest income and noninterest income, offset by higher expenses associated with our investments in growth, as well as a nonrecurring expense related to the termination of a former officer of our insurance subsidiary.

Net interest income rose 19.9%, to $16.04 million for 2004 versus $13.38 million for 2003. This increase reflected an improvement in net interest margin to 2.86% for 2004, from 2.47% for 2003, which was primarily due to a reduction in the cost of interest-bearing liabilities, as well as a net recovery of interest income associated with a former nonaccrual loan.

Noninterest income increased 12.7%, to $23.45 million for 2004, compared with $20.81 million in 2003, reflecting our ongoing efforts to build fee-generating businesses. Rising insurance commission volume was the primary factor in the growth of our noninterest income. Other key components of noninterest income in 2004 were loan fees, deposit service charges, brokerage income, trust and financial services income, and a nonrecurring gain from the final resolution of a reinsurance program previously associated with Milne Scali. We are pleased to note that noninterest income continues to be a significant contributor to our financial performance, representing 59.38% of gross revenues for 2004, although down somewhat from 60.87% for 2003.

Largely due to the investments in new locations noted earlier, related increases in staff, and the employment contract termination expense, total noninterest expense increased 27.4%, to $34.77 million for 2004, compared with $27.29 million for 2003.

LOAN AND DEPOSIT TRENDS

Total loans held for investment were $293.8 million at the end of 2004, compared with $283.6 million a year earlier, and $335.8 million at year-end 2002. As noted earlier, loans held for sale from our new residential mortgage loan and student loan financing programs totaled $60.2 million at December 31, 2004. Reflecting the changing mix of our earning asset portfolio, investment securities available for sale were $235.9 million at December 31, 2004, versus $262.6 million at December 31, 2003, and $208.1 million at December 31, 2002. Total assets increased to $673.7 million at December 31, 2004, from $621.5 million at December 31, 2003, and $602.2 million at December 31, 2002.

Total deposits increased to $455.3 million at the end of 2004, up from $395.9 million at December 31, 2003, and $398.2 million at year-end 2002. Core deposits generated by our new branches in Arizona and Golden Valley, Minnesota, along with an increase in brokered deposits, contributed to the strong deposit growth during 2004. We are especially pleased that, comparing 2004 to 2003, core noninterest-bearing deposits increased $18.7 million, or 41.7%, while core certificates of deposit rose $20.0 million, or 19.0%. Brokered and national market certificates of deposit increased $25.4 million over the same time period. Certificates of deposit in the CDARSSM program, which was initiated during the second half of 2004, totaled $16.8 million at the end of 2004.

CAPITAL LEVELS AND ASSET QUALITY

Total common stockholders' equity for BNCCORP was $42.6 million at December 31, 2004, equivalent to book value per common share of $14.77 (tangible book value per common share of $4.42).

At December 31, 2004, the Company's tier 1 leverage ratio was 4.51% compared with 4.90% at December 31, 2003. The tier 1 risk-based capital ratio was 6.35% at December 31, 2004 versus 7.14% at December 31, 2003. The total risk-based capital ratio was 8.85% at December 31, 2004 versus 10.63% at December 31, 2003. The change in capital ratios were primarily due to an increase in total risk-weighted assets, payment of the remaining earnouts related to the Milne Scali acquisition (which increased goodwill by $6.0 million), and the insurance agency and mortgage company acquisitions (which increased goodwill and other intangible assets by approximately $1.6 million).

The Company further enhanced its asset quality during the past year. The provision for credit losses was $175,000 for 2004, down from $1.48 million for 2003. The ratio of total nonperforming assets to total assets improved to 0.08% at December 31, 2004, from 1.28% at December 31, 2003 and 1.27% at December 31, 2002. The ratio of allowance for credit losses to total nonperforming loans was 607% at December 31, 2004, up from 60% at December 31, 2003 and 66% at December 31, 2002. These improvements reflected a sharp decline in nonperforming loans to $549,000 at December 31, 2004, from $7.95 million at December 31, 2003, primarily due to the resolution of two large credits.

BUILDING FOR THE FUTURE

Looking ahead, BNCCORP will continue to invest in the growth of our core banking franchise and diversified financial services operations. Today, we have a presence in three attractive markets: Phoenix, Arizona; Minneapolis, Minnesota; and Bismarck-Mandan, North Dakota. During the next few years, we expect to add to our branch networks in our primary markets, positioning our BNC National Bank unit for further growth in both core deposits and loan volume. For example, a new branch is scheduled to open in Shakopee, Minnesota, a suburb of Minneapolis,in 2006. We also have identified locations in the East Valley and West Valley, near Phoenix, that may become the sites for new branches in 2006.

BNCCORP also will pursue opportunities to expand our financial services businesses, which have been a significant source of noninterest income. In this regard, we are encouraged by the performance of our new mortgage operation and will be working to increase our Mortgage Loan In-Transit program with other mortgage bank customers in the coming year. In addition, we are considering opportunities to expand our activities in the trust area.

Our investments during the past year have provided a stronger platform for profitable growth, as demonstrated by our growth in core deposits, loan volume and fee income. As a result, we believe the Company is well positioned to generate increased earnings in 2005 as compared with 2004. We appreciate the support of our shareholders, customers, and employees, and look forward to sharing our progress with you in the coming year.

TRACY SCOTT
Chairman of the Board

GREGORY K. CLEVELAND
President and Chief Executive Officer

TO THE STOCKHOLDERS OF BNCCORP, INC.:

BNCCORP, Inc. is responsible for the preparation of the financial statements and all other information contained in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts based on judgments and estimates made by management. All financial information in this annual report is consistent with the financial statements.

BNCCORP recognizes the importance of maintaining the highest possible standards of conduct, including the preparation and dissemination of statements fairly presenting BNCCORP's financial condition. BNCCORP maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. Internal and external audit personnel test and evaluate the internal control system as they deem necessary to issue their reports and opinions.

KPMG LLP, the Company's independent auditor, was engaged to audit our financial statements. KPMG LLP maintained an understanding of our internal controls and conducted such tests and other auditing procedures considered necessary in the circumstances to express its opinion of the financial statements.

The Board of Directors, acting through the Audit Committee composed of non-employee directors, meets periodically with management, the Company's internal auditors and the independent auditors to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditors and the internal auditors have full and free access to the Audit Committee, with and without management present, to discuss the results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

Tracy Scott
Chairman of the Board

Gregory K. Cleveland
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG

KPMG LLP

4200 WELLS FARGO CENTER
90 SOUTH SEVENTH STREET
MINNEAPOLIS, MN 55402

The Board of Directors and Stockholders
BNCCORP, Inc.:

We have audited the accompanying consolidated balance sheets of BNCCORP, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNCCORP, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
February 14, 2005

BNCCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31

(In thousands, except share and per share data)

ASSETS	2004	2003
CASH AND DUE FROM BANKS	$ 11,867	$ 12,520
INTEREST-BEARING DEPOSITS WITH BANKS	14	—
Cash and cash equivalents	11,881	12,520
INVESTMENT SECURITIES AVAILABLE FOR SALE	235,916	262,568
FEDERAL RESERVE BANK AND FEDERAL HOME LOAN BANK STOCK	7,541	7,596
LOANS HELD FOR SALE	60,197	—
LOANS AND LEASES, net	293,814	283,555
ALLOWANCE FOR CREDIT LOSSES	(3,335)	(4,763)
Net loans and leases	290,479	278,792
PREMISES AND EQUIPMENT, net	21,799	18,570
INTEREST RECEIVABLE	2,686	2,462
OTHER ASSETS	13,357	15,507
GOODWILL	21,779	15,089
OTHER INTANGIBLE ASSETS, net	8,075	8,373
	$ 673,710	$ 621,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
DEPOSITS:		
Noninterest-bearing	$ 63,386	$ 44,725
Interest-bearing –		
Savings, interest checking and money market	210,887	215,525
Time deposits $100,000 and over	83,952	46,569
Other time deposits	97,118	89,123
Total deposits	455,343	395,942
SHORT-TERM BORROWINGS	33,697	31,383
FEDERAL HOME LOAN BANK ADVANCES	97,200	112,200
LONG-TERM BORROWINGS	10,079	8,640
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S SUBORDINATED DEBENTURES	22,509	22,397
OTHER LIABILITIES	11,036	10,729
Total liabilities	629,864	581,291
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value – 2,000,000 shares authorized; 125 and 150 shares issued and outstanding	—	—
Capital surplus – preferred stock	1,250	1,500
Common stock, $.01 par value – 10,000,000 shares authorized; 2,884,876 and 2,749,196 shares issued and outstanding (excluding 43,901 and 42,880 shares held in treasury)	29	28
Capital surplus – common stock	18,601	17,074
Retained earnings	24,430	21,119
Treasury stock (43,901 and 42,880 shares)	(530)	(513)
Accumulated other comprehensive income, net of income taxes	66	978
Total stockholders' equity	43,846	40,186
	$ 673,710	$ 621,477

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31

(In thousands, except per share data)

	2004	2003	2002
INTEREST INCOME:			
Interest and fees on loans	$ 18,865	$ 19,297	$ 20,778
Interest and dividends on investments –			
Taxable	9,455	7,545	9,774
Tax-exempt	1,604	1,535	977
Dividends	209	259	223
Other	8	10	66
Total interest income	30,141	28,646	31,818
INTEREST EXPENSE:			
Deposits	6,532	7,438	10,242
Short-term borrowings	519	382	141
Federal Home Loan Bank advances	4,898	5,333	6,214
Long-term borrowings	393	387	310
Subordinated debentures	1,758	1,728	1,829
Total interest expense	14,100	15,268	18,736
Net interest income	16,041	13,378	13,082
PROVISION FOR CREDIT LOSSES	175	1,475	1,202
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	15,866	11,903	11,880
NONINTEREST INCOME:			
Insurance commissions	17,490	14,568	8,981
Fees on loans	2,175	2,022	2,169
Service charges	827	909	755
Brokerage income	538	420	1,094
Trust and financial services	486	1,009	751
Net gain on sales of securities	269	968	1,870
Rental income	109	212	89
Other	1,556	704	587
Total noninterest income	23,450	20,812	16,296
NONINTEREST EXPENSE:			
Salaries and employee benefits	21,662	16,478	14,723
Occupancy	2,700	2,306	2,235
Depreciation and amortization	1,640	1,458	1,320
Professional services	1,471	1,146	1,495
Office supplies, telephone and postage	1,414	1,214	1,106
Amortization of intangible assets	1,274	1,063	881
Marketing and promotion	1,098	803	749
FDIC and other assessments	205	201	214
Other	3,304	2,621	2,606
Total noninterest expense	34,768	27,290	25,329
Income from continuing operations before income taxes	4,548	5,425	2,847
Income tax provision	1,144	1,581	822
Income from continuing operations	3,404	3,844	2,025

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME, CONTINUED

For the Years Ended December 31

(In thousands, except share and per share data)

Discontinued Operations:	2004	2003	2002
Gain from operations of discontinued Fargo branch (including net loss on sale of $49 for 2002), net of income taxes of $6	—	—	14
NET INCOME	$ 3,404	$ 3,844	$ 2,039
Dividends on preferred stock	$ (93)	$ (120)	$ (79)
Income available to common stockholders	$ 3,311	$ 3,724	$ 1,960
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	$ 1.18	$ 1.38	$ 0.74
Gain from discontinued Fargo branch, net of income taxes	—	—	0.01
Basic earnings per common share	$ 1.18	$ 1.38	$ 0.75
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	$ 1.14	$ 1.35	$ 0.74
Gain from discontinued Fargo branch, net of income taxes	—	—	0.01
Diluted earnings per common share	$ 1.14	$ 1.35	$ 0.75

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31

(In thousands)

	2004	2003	2002
NET INCOME	$ 3,404	$ 3,844	$ 2,039
OTHER COMPREHENSIVE INCOME (LOSS) –			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period, net of income taxes of $(539), $(668), and $1,197	(711)	(1,122)	2,381
Reclassification adjustment for gains included in net income, net of income taxes	(201)	(600)	(1,330)
OTHER COMPREHENSIVE INCOME (LOSS)	(912)	(1,722)	1,051
COMPREHENSIVE INCOME	$ 2,492	$ 2,122	$ 3,090

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Periods Indicated

(In thousands, except share data)

	Preferred Stock		Capital Surplus Preferred Stock	Common Stock		Capital Surplus Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount		Shares	Amount					
BALANCE, December 31, 2001	—	$ —	$ —	2,442,050	$ 24	$ 14,084	$ 15,435	$ (513)	$ 1,649	$ 30,679
Net income	—	—	—	—	—	—	2,039	—	—	2,039
Other comprehensive income – Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	—	—	—	1,051	1,051
Issuance of preferred stock	150	—	1,500	—	—	—	—	—	—	1,500
Preferred stock dividends	—	—	—	—	—	—	(79)	—	—	(79)
Issuance of common stock	—	—	—	297,759	3	2,497	—	—	—	2,500
Other	—	—	—	4,000	—	33	—	—	—	33
BALANCE, December 31, 2002	150	—	1,500	2,743,809	27	16,614	17,395	(513)	2,700	37,723
Net income	—	—	—	—	—	—	3,844	—	—	3,844
Other comprehensive loss – Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	—	—	—	(1,722)	(1,722)
Preferred stock dividends	—	—	—	—	—	—	(120)	—	—	(120)
Issuance of common stock	—	—	—	12,701	—	227	—	—	—	227
Other	—	—	—	35,566	1	233	—	—	—	234
BALANCE, December 31, 2003	150	—	1,500	2,792,076	28	17,074	21,119	(513)	978	40,186
Net income							3,404			3,404
Other comprehensive loss – Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment									(912)	(912)
Repurchase of preferred stock	(150)	—	(1,500)							(1,500)
Issuance of preferred stock	150	—	1,500							1,500
Repurchase of preferred stock	(25)	—	(250)							(250)
Preferred stock dividends							(93)			(93)
Issuance of common stock				67,657	1	1,089				1,090
Other				69,044	—	438		(17)		421
BALANCE, December 31, 2004	125	$ —	$ 1,250	2,928,777	$ 29	$18,601	$ 24,430	$ (530)	$ 66	$ 43,846

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31

(In thousands)

	2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 3,404	$ 3,844	$ 2,039
Adjustments to reconcile net income to net cash provided by (used in) operating activities –			
Provision for credit losses	175	1,475	1,202
Depreciation and amortization	1,640	1,458	1,489
Amortization of intangible assets	1,274	1,063	881
Net premium amortization on investment securities	2,894	4,116	2,966
Proceeds from loans recovered	280	102	136
Write down of other real estate owned and repossessed assets	44	40	142
Change in interest receivable and other assets, net	2,148	(10,946)	2,308
Loss on sale of bank premises and equipment	25	17	5
Net realized gains on sales of investment securities	(269)	(968)	(1,870)
Deferred income taxes	537	874	(269)
Change in dividend distribution payable	26	(15)	(4)
Change in other liabilities, net	147	71	(2,965)
Originations of loans held for sale	(210,070)	—	—
Proceeds from sale of loans held for sale	148,400	—	—
Originations of loans to be sold	(65,194)	(81,706)	(92,004)
Proceeds from sale of loans	65,194	81,706	92,004
Net cash provided by (used in) operating activities	(49,345)	1,131	6,060
INVESTING ACTIVITIES:			
Purchases of investment securities	(89,904)	(193,653)	(146,985)
Proceeds from sales of investment securities	74,363	76,652	100,651
Proceeds from maturities of investment securities	38,049	56,598	50,984
Purchases of Federal Reserve and Federal Home Loan Bank stock	(7,862)	(3,007)	—
Proceeds from sales of Federal Reserve and Federal Home Loan Bank stock	7,917	2,482	—
Net (increase) decrease in loans	(10,670)	50,419	(35,144)
Additions to premises and equipment	(5,035)	(9,012)	(2,974)
Proceeds from sale of premises and equipment	149	108	161
Cash paid for Milne Scali earnouts	(6,012)	(2,315)	—
Cash paid for acquisition of insurance agencies	(462)	(260)	(13,964)
Cash paid for acquisition of mortgage company	(150)	—	—
Disposition of discontinued Fargo branch	—	—	(4,365)
Other	4	—	—
Net cash provided by (used in) investing activities	387	(21,988)	(51,636)
FINANCING ACTIVITIES:			
Net increase in demand, savings, interest checking and money market accounts	10,803	28,357	36,723
Net increase (decrease) in time deposits	48,598	(30,660)	(15,430)
Net increase (decrease) in short-term borrowings	2,314	3,263	27,360
Repayments of Federal Home Loan Bank advances	(397,000)	(160,300)	(20,000)
Proceeds from Federal Home Loan Bank advances	382,000	175,300	—
Repayments of long-term borrowings	(61)	(62)	(62)
Proceeds from long-term borrowings	1,500	141	8,610
Proceeds from issuance of preferred stock	1,500	—	1,500
Repurchase of preferred stock	(1,750)	—	—
Payment of preferred stock dividends	(93)	(120)	(79)
Amortization of discount on subordinated debentures	86	86	86
Other, net	422	235	33
Net cash provided by financing activities	48,319	16,240	38,741
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(639)	(4,617)	(6,835)
CASH AND CASH EQUIVALENTS, beginning of year	12,520	17,137	23,972
CASH AND CASH EQUIVALENTS, end of year	$ 11,881	$ 12,520	$ 17,137
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 13,699	$ 15,693	$ 19,481
Income taxes paid	$ 594	$ 817	$ 912

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

1 DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. BNCCORP, Inc. ("BNCCORP") is a registered bank holding company incorporated under the laws of Delaware. It is the parent company of BNC National Bank (together with its wholly-owned subsidiaries, Milne Scali & Company, Inc. ("Milne Scali") and BNC Asset Management, Inc., the "Bank"). BNCCORP, through these wholly owned subsidiaries, which operate from 26 locations in Arizona, Minnesota, North Dakota, Colorado and Utah, provides a broad range of banking, insurance, brokerage, trust and other financial services to small- and mid-sized businesses and individuals.

The accounting and reporting policies of BNCCORP and its subsidiaries (collectively, the "Company") conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The more significant accounting policies are summarized below.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of BNCCORP and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are dependent on estimates that are particularly susceptible to significant change and include the determination of the allowance for credit losses, income taxes and impairment testing related to goodwill and other intangible assets. The following have been identified as "critical accounting policies."

Allowance for Credit Losses. The Bank maintains its allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, the Bank evaluates the allowance necessary for specific nonperforming loans and also estimates losses in other credit exposures. The resultant three allowance components are as follows:

Specific Reserves. The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans that meet the criteria as being "impaired" under the definition in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Under SFAS 114, any allowance on impaired loans is generally based on one of three methods. The accounting standard requires that impaired loans be measured at either the present value of expected cash flows at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral of the loan.

Reserves for Homogeneous Loan Pools. The Bank makes a significant number of loans and leases that, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are consumer loans and commercial loans under a certain size, which have been excluded from the specific reserve allocation previously discussed. The Bank segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

Qualitative Reserve. The Bank's senior lending management also allocates reserves for special situations which are unique to the measurement period. These include, among other things, prevailing and anticipated economic trends, such as economic conditions in certain geographic or industry segments of the portfolio and economic trends in the retail lending sector, management's assessment of credit risk inherent in the loan portfolio, delinquency trends, historical loss experience and peer-group loss history.

Continuous credit monitoring processes and the analysis of loss components is the principal method relied upon by management to ensure that changes in estimated credit loss levels are reflected in the Bank's allowance for credit losses on a timely basis. Management also considers experience of peer institutions and regulatory guidance in addition to the Bank's own experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The amount of the allowance for credit losses is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above processes.

Income Taxes. The Company files consolidated Federal and unitary state income tax returns.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such differences can relate to differences in accounting for credit losses, depreciation timing differences, unrealized gains and losses on investment securities, deferred compensation and leases, which are treated as operating leases for tax purposes and loans for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts due or owed such as the timing of reversals of temporary differences and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Impairment Testing Related to Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, the Company tests goodwill and other intangible assets for impairment annually or when impairment indicators are present. These tests are required to be conducted at the reporting unit level. Goodwill and other intangible assets are impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

The North Dakota banking group was used as the reporting unit for goodwill and other intangible assets related to the acquisition of various branches and deposits in North Dakota. The mortgage branch was used as the reporting unit for the goodwill related to the acquisition of the mortgage consulting and brokerage firm. The Financial Services Group was used as the reporting unit for the intangible assets related to acquisition of customer lists and a management contract. Milne Scali & Company was used as the reporting unit for goodwill and other intangible assets related to all insurance acquisitions.

The Company uses current, comparable transactions to estimate the fair value of the respective reporting units when available. The company calculates an estimated fair value based on multiples of revenues, earnings, and book value of the comparable transactions. However, when such comparable transactions are not available or may have become outdated, the Company uses other methods to estimate the fair value of the reporting units. These other methods may include the discounted cash flow approach, the same methodology used to establish the initial purchase price or the average of several methods.

Assessing impairment of the Company's goodwill and other intangible assets is an inexact science and can be approached using a variety of methods. Specific factors and rates used to assess value are based on management's best estimates of variables affecting the valuation analyses. The estimates are assessed periodically and any identified impairment would result in a change to earnings. Such charges could materially affect the Company's results of operations due to the significant amount of goodwill and other intangible assets that must be assessed periodically or when impairment indicators are present.

The effect of any impairment is recorded in earnings in the period it is determined. There was no goodwill impairment recorded during the reporting periods included in these consolidated financial statements.

OTHER SIGNIFICANT ACCOUNTING POLICIES

Business Combinations. Business combinations that have been accounted for under the purchase method of accounting include the results of operations of the acquired businesses from the date of acquisition. Net assets of the companies acquired were recorded at their estimated fair value as of the date of acquisition. Effective with the issuance of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), all business combinations are required to be accounted for by the purchase method. Note 2 to these consolidated financial statements includes a summary of all business combinations completed during the three-year period ended December 31, 2004.

Discontinued Operations. The results of the discontinued operations and any gain or loss on disposal are reported separately from continuing operations. Prior period financial statements have been restated to give effect to the discontinued operations accounted for under this method.

Cash and Cash Equivalents. For purposes of presentation in the consolidated statements of cash flows, the Company considers amounts included in the consolidated balance sheet captions "cash and due from banks" and "interest-bearing deposits with banks" (summarized in the consolidated balance sheet as "cash and cash equivalents") to be cash equivalents.

Investment Securities. Investment and mortgage-backed securities that the Bank intends to hold for indefinite periods of time as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or similar factors are classified as available for sale. Available-for-sale securities are carried at market value. Net unrealized gains and losses, net of deferred income taxes, on investments and mortgage-backed securities available for sale are reported as a separate component of stockholders' equity until realized (see "Comprehensive Income"). All securities, other than the securities of the Federal Reserve Bank ("FRB") and the Federal Home Loan Bank ("FHLB"), were classified as available for sale as of December 31, 2004 and 2003. Investment and mortgage-backed securities that the Bank intends to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using a level yield methd over the period to maturity. The Bank did not have any securities classified as held to maturity as of December 31, 2004 or 2003.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses on the sale of investment securities are determined using the specific-identification method and recognized in noninterest income on the trade date.

Declines in the fair value of individual available-for-sale or held-to-maturity securities below their cost, which are deemed other than temporary, could result in a charge to earnings and the corresponding establishment of a new cost basis for the security. Such write-downs, should they occur, would be included in noninterest income as realized losses. There were no such write-downs during 2004, 2003 or 2002. Note 4 to these consolidated financial statements includes a summary of investment securities in a loss position at December 31, 2004 along with the length of time that individual securities have been in a continuous unrealized loss position and a discussion concerning such securities.

Federal Reserve Bank and Federal Home Loan Bank Stock. Investments in FRB and FHLB stock are carried at cost, which approximates fair value.

Loans Held for Sale. Loans held for sale are recorded at the lower of cost or market value. The Bank has initiated a financing program in which it purchases short-term participation interests in residential mortgage loans originated by a mortgage company. Residential mortgage loans held for sale at December 31, 2004 totaled $35.0 million. The majority of the residential mortgage loans will be paid in full within 60 days. The maximum term for these loans is 120 days. It is anticipated that additional residential mortgage loans will be purchased under the program. The Bank has also initiated a financing program in which it purchases interests in student loans originated by a student loan origination company. Student loans held for sale at December 31, 2004 totaled $25.2 million. The student loans will be held until the end of the first quarter or the beginning of the second quarter of 2005, at which time they will be paid in full by proceeds received from the sale of these loans on the secondary market. It is anticipated that additional student loans will be purchased under the program.

Loans and Leases. Loans and leases held for investment are stated at their outstanding principal amount net of unearned income, net unamortized deferred fees and costs and an allowance for credit losses. Interest income is recognized on an accrual basis using the interest method prescribed in the loan agreement except when collectibility is in doubt.

Loans and leases, including loans that are considered to be impaired, are reviewed regularly by management and are placed on nonaccrual status when the collection of interest or principal is 90 days or more past due, unless the loan or lease is adequately secured and in the process of collection. Past due status is based on payments as they relate to contractual terms. When a loan or lease is placed on nonaccrual status, unless collection of all principal and interest is considered to be assured, uncollected interest accrued in prior years is charged off against the allowance for credit losses. Interest accrued in the current year is reversed against interest income of the current period. Interest payments received on nonaccrual loans and leases are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Accrual of interest is resumed when it can be determined that all amounts due under the contract are expected to be collected and the loan has exhibited a sustained level of performance, generally at least six months.

All impaired loans, including all loans that are restructured in a troubled debt restructuring involving a modification of terms, are measured at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of collateral of an impaired collateral-dependent loan or an observable market price, if one is available, may be used as an alternative to discounting. If the measure of the impaired loan is less than the recorded investment in the loan, impairment will be recognized as a charge-off through the allowance for credit losses. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are reviewed for impairment on an individual basis.

Loan Origination Fees and Costs. Loan origination fees and costs incurred to extend credit are deferred and amortized over the term of the loan as a yield adjustment. Loan fees representing adjustments of yield are generally deferred and amortized into interest income over the term of the loan using the interest method. Loan commitment fees are generally deferred and amortized into noninterest income on a straight-line basis over the commitment period. Loan fees not representing adjustments of yield are also included in noninterest income.

Mortgage Servicing and Transfers of Financial Assets. The Bank regularly sells loans to others on a non-recourse basis. Sold loans are not included in the accompanying consolidated balance sheets. The Bank generally retains the right to service the loans as well as the right to receive a portion of the interest income on the loans. At December 31, 2004 and 2003, the Bank was servicing loans for the benefit of others with aggregate unpaid principal balances of $131.3 and $147.0 million, respectively. Many of the loans sold by the Bank are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing assets or liabilities and/or future interest income retained by the Bank. Upon sale, any unearned net loan fees or costs are recognized in noninterest income.

Premises and Equipment. Land is carried at cost. Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization for financial reporting purposes is charged to operating expense using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are up to 40 years for buildings and three to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. The costs of improvements are capitalized. Maintenance and repairs, as well as gains and losses on dispositions of premises and equipment, are included in noninterest income or expense as incurred.

Other Real Estate Owned and Repossessed Property. Real estate properties and other assets acquired through, or in lieu of, loan foreclosure are included in other assets in the balance sheets, and are stated at the lower of carrying amount or fair value less estimated costs to sell, at the date of transfer to other real estate owned or repossessed property. When an asset is acquired, the excess of the recorded investment in the asset over fair value less estimated costs to sell, if any, is charged to the allowance for credit losses. Management performs valuations periodically. Fair value is generally determined based upon appraisals of the assets involved. Subsequent declines in the estimated fair value, net operating results and gains and losses on disposition of the asset are included in other noninterest expense. The Bank had no outstanding other real estate owned or repossessed property at either December 31, 2004 or December 31, 2003.

Goodwill. Goodwill represents the aggregate excess of the cost of businesses acquired over the fair value of their net assets at dates of acquisition. Goodwill is not amortized, but instead is tested for impairment annually or when impairment indicators are present. Note 9 to these consolidated financial statements includes other disclosures related to goodwill.

Other Intangible Assets. Other intangible assets include premiums paid for deposits assumed, insurance books of business and other miscellaneous intangibles. Deposit premiums are being amortized over their estimated lives of 10 years using the straight-line method. Such accounting treatment is consistent with Statement of Financial Accounting Standards No. 147, "Acquisition of Certain Financial Institutions, an Amendment to FASB Statements No. 72 ("SFAS 72") and 144 and FASB Interpretation No. 9 ("FIN 9")" ("SFAS 147"), which became effective on October 1, 2003. Insurance books of business intangibles are being amortized over their estimated lives of 12.5 or 10 years for commercial lines and 9.8 or 10 years for personal lines. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company's other intangible assets with identifiable lives are amortized over those lives and are monitored to assess recoverability and determine whether events and circumstances require adjustment to the recorded amounts or amortization periods. Intangible assets with indefinite lives are no longer amortized but are tested for impairment annually or when impairment indicators are present. Note 9 to these consolidated financial statements includes additional information related to the Company's other intangible assets.

Impairment of Long-Lived Assets. The Company reviews long-lived assets, including property and equipment, certain identifiable intangibles and goodwill for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If impairment is identified, the assets are written down to their fair value through a charge to noninterest expense. No such impairment losses were recorded during 2004, 2003 or 2002.

Securities Sold Under Agreements to Repurchase. From time to time, the Bank enters into sales of securities under agreements to repurchase, generally for periods of less than 90 days. Fixed coupon agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. The costs of securities underlying the agreements remain in the asset accounts.

Fair Values of Financial Instruments. The Company is required to disclose the estimated fair value of financial instruments for which it is practicable to estimate fair value. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Fair value estimates are subjective in nature, involving uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Non-financial instruments are excluded from fair value of financial instrument disclosure requirements. The following methods and assumptions are used by the Company in estimating fair value disclosures for its financial instruments, all of which are issued or held for purposes other than trading (see Note 19 to these consolidated financial statements):

Cash and Cash Equivalents, Noninterest-Bearing Deposits and Demand Deposits. The carrying amounts approximate fair value due to the short maturity of the instruments. The fair value of deposits with no stated maturity, such as interest checking, savings and money market accounts, is equal to the amount payable on demand at the reporting date.

Investment Securities Available for Sale. The fair value of the Company's securities equals the quoted market price.

Federal Reserve Bank and Federal Home Loan Bank Stock. The carrying amount of FRB and FHLB stock is their cost, which approximates fair value.

Loans held for sale. The fair value of the Company's loans held for sale is stated as the lower of cost or market value of the loans.

Loans and Leases. Fair values for loans and leases are estimated by discounting future cash flow payment streams using rates at which current loans to borrowers with similar credit ratings and similar loan maturities are being made.

Accrued Interest Receivable. The fair value of accrued interest receivable equals the amount receivable due to the current nature of the amounts receivable.

Derivative Financial Instruments. The fair value of the Company's derivatives equals the quoted market price.

Interest-Bearing Deposits. Fair values of interest-bearing deposit liabilities are estimated by discounting future cash flow payment streams using rates at which comparable current deposits with comparable maturities are being issued. The intangible value of long-term customer relationships with depositors is not taken into account in the fair values disclosed.

Borrowings and Advances. The carrying amount of short-term borrowings approximates fair value due to the short maturity and, if applicable, the instruments' floating interest rates, which are tied to market conditions. The fair values of long-term borrowings, for which the maturity extends beyond one year, are estimated by discounting future cash flow payment streams using rates at which comparable borrowings are currently being offered.

Accrued Interest Payable. The fair value of accrued interest payable equals the amount payable due to the current nature of the amounts payable.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. The fair values of the Company's subordinated debentures are estimated by discounting future cash flow payment streams using discount rates estimated to reflect those at which comparable instruments could currently be offered.

Financial Instruments with Off-Balance-Sheet Risk. The fair values of the Company's commitments to extend credit and commercial and standby letters of credit are estimated using fees currently charged to enter into similar agreements.

Derivative Financial Instruments. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, requires that all derivative instruments, as defined, including certain derivative instruments embedded in other financial instruments or contracts, be recognized in the consolidated balance sheets as either assets or liabilities measured at fair value. The fair value of the Company's derivative financial instruments is determined based on quoted market prices for comparable instruments, if available, or a valuation model that calculates the present value of expected future cash flows. Subsequent changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

The Company may enter into derivative financial instruments such as interest rate swaps, caps and floors as part of managing its interest rate risk. Interest rate swaps are used to exchange fixed and floating rate interest payment obligations and caps and floors are used to protect the Company's balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements.

All derivative instruments that qualify for specific hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value" hedge) or as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow" hedge). All relationships between hedging instruments and hedged items are formally documented, including the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet.

Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged item are recorded in income. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in other comprehensive income until income from the cash flows of the hedged item are recognized. The Company performs an assessment, both at the inception of the hedge and on a quarterly basis thereafter, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in income.

Revenue Recognition. The Company recognizes revenue on an accrual basis for interest and dividend income on loans, investment securities, Federal funds sold and interest bearing due from accounts.

Noninterest income is recognized when it has been realized or is realizable and has been earned. In accordance with existing accounting and industry standards, as well as guidance issued by the Securities and Exchange Commission, the Company considers revenue to be realized or realizable and earned when the following criteria have been met: persuasive evidence of an arrangement exists (generally, there is contractual documentation); delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. Additionally, there can be no outstanding contingencies that could ultimately cause the revenue to be passed back to the payor. In the isolated instances where these criteria have not been met, receipts are generally placed in escrow until such time as they can be recognized as revenue.

Trust Fees. Trust fees are recorded on the accrual basis of accounting.

Earnings Per Common Share. Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Such potential dilutive instruments include stock options and contingently issuable stock. Note 25 to these consolidated financial statements includes disclosure of the Company's EPS calculations.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company, is generally comprised of unrealized gains and losses on securities available for sale and, if applicable, unrealized gains on hedging instruments qualifying for cash flow hedge accounting treatment pursuant to SFAS 133, as amended. The Company presents consolidated statements of comprehensive income.

Segment Disclosures. BNCCORP segments its operations into separate business activities, based on the nature of the products and services for each segment: banking operations, insurance operations and brokerage, trust and financial services operations. The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general purpose financial statements and allocation of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker is reported for that segment. Segment disclosures are provided in Note 16 to these consolidated financial statements.

Stock-Based Compensation. At December 31, 2004, the Company had two stock-based employee compensation plans, which are described more fully in Note 28 to these consolidated financial statements. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income for stock options granted under the plans as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is reflected in net income for the periods presented below for restricted stock issued under the stock plans and its net effect on net income is reflected in the table below.

The following table illustrates the effect on net income and EPS if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to stock-based employee compensation for the years ended December 31 (amounts in thousands):

	2004	2003	2002
Net income, as reported	$ 3,404	$ 3,844	$ 2,039
Add: total stock-based employee compensation expense included in reported net income, net of related tax effects	114	96	6
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(154)	(147)	(40)
Pro forma net income	$ 3,364	$ 3,793	$ 2,005
Earnings per share:			
Basic – as reported	$ 1.18	$ 1.38	$ 0.75
Basic – pro forma	1.13	1.30	0.72
Diluted – as reported	1.14	1.35	0.75
Diluted – pro forma	1.10	1.27	0.72

RECENTLY ISSUED OR ADOPTED ACCOUNTING PRONOUNCEMENTS

The following represent accounting pronouncements issued and/or adopted during the three-year period ended December 31, 2004:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 amended FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and applies to all entities. The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Company adopted this standard on January 1, 2003; however, adoption of this statement did not have a material impact.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 superseded FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company adopted SFAS 144 on January 1, 2002. Under SFAS 144, the sale of the Fargo branch of the Bank on September 30, 2002 has been presented as a discontinued operation for financial reporting purposes.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinded FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinded FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Finally, SFAS 145 amended FASB Statement No. 13, "Accounting for Leases," to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amended other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 were to be applied in fiscal years beginning after May 15, 2002 (January 1, 2003 for the Company) with any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that did not meet the criteria in APB Opinion 30 for classification as an extraordinary item being reclassified. The provisions of SFAS 145 related to FASB Statement No. 13 that relate to modifications of a capital lease that make it an operating lease became effective for transactions occurring after May 15, 2002. The Company adopted this standard on January 1, 2003.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF Issue 94-3"). One of the principal differences between SFAS 146 and EITF Issue 94-3 pertains to the criteria for recognizing a liability for exit or disposal costs. Under EITF Issue 94-3, a liability for such costs was recognized as of the date of an entity's commitment to an exit plan. Pursuant to SFAS 146, a liability is recorded as of the date an obligation is incurred. SFAS 146 requires that an exit or disposal liability be initially measured at fair value. Provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS 146 on January 1, 2003 with no material impact.

In October 2002, the FASB issued SFAS 147. SFAS 147 removes acquisitions of financial institutions from the scope of both SFAS 72 and FIN 9 and requires that those transactions be accounted for in accordance with SFAS 141 and 142. Thus, the requirement to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. Entities with previously recognized unidentifiable intangible assets that were still amortizing them in accordance with SFAS 72 were required to, effective the latter of the date of the acquisition or the full adoption of SFAS 142, reclassify those intangible assets to goodwill and terminate amortization on them. The Company adopted SFAS 147 on October 1, 2002 and the adoption resulted in no reclassification or revisions to prior period financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 21 to these consolidated financial statements. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company adopted the disclosure requirements of FIN 45 on December 31, 2002 (see Note 21) and has applied the recognition and measurement provisions for all guarantees entered into or modified since December 31, 2002.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation; Transition and Disclosure" ("SFAS 148"). SFAS 148 amended SFAS 123 to provide guidance concerning transition when an entity changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. As amended by SFAS 148, SFAS 123 now also requires additional information to be disclosed regarding such cost in annual financial statements and in condensed interim statements of public companies. In general, the new transition requirements became effective for financial statements for fiscal years ending after December 15, 2002. Earlier application was permitted if statements for a fiscal year ending prior to December 15, 2002 had not yet been issued as of December 2002. Interim disclosures were required for reports containing condensed financial statements for periods beginning after December 15, 2002. The Company accounts for stock-based compensation using the intrinsic method under ABP 25 and plans to continue to do so while providing the disclosures provided for in SFAS 123. The Company adopted the annual disclosure requirements for SFAS 148 for purposes of its December 31, 2002 consolidated financial statements and adopted the interim disclosure requirements of SFAS 148 beginning with its interim financial statements for the period ended March 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities which have certain characteristics by requiring that if a business enterprise has a controlling interest in a variable interest entity (as defined by FIN 46), the assets, liabilities and results of activities of the variable interest entity be included in the consolidated financial statements with those of the business enterprise. FIN 46 applied immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired before February 1, 2003, FIN 46 applied in the first fiscal year or interim period beginning after June 15, 2003. During 2003, the FASB delayed the implementation date for these provisions until the fourth quarter of 2003. Accordingly, the Company adopted FIN 46 during the fourth quarter of 2003. The adoption resulted in the deconsolidation of two BNCCORP trusts that have issued subordinated debentures (commonly referred to as "trust preferred securities") (see Note 14). Prior periods have been reclassified to reflect the adoption of FIN 46.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amended Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with the implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 on July 1, 2003 and such adoption did not have a material effect on its financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments for nonpublic companies. The Company adopted SFAS 150 on July 1, 2003. Adoption of the standard required classification of BNCCORP's subordinated debentures as liabilities as compared to the previous classification between the liability and equity section of the balance sheets. Additionally, the standard requires that the interest expense associated with the subordinated debentures be included in interest expense and, hence, included in the computation of net interest income and net interest margin. Prior periods have been reclassified to reflect the adoption of SFAS 150.

On December 24, 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R") which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46. FIN 46R indicates that when voting interests are not effective in identifying whether an entity is controlled by another party, the economic risks and rewards inherent in the entity's assets and liabilities and the way in which the various parties that have involvement with the entity share in those economic risks and rewards should be used to determine whether the entity should be consolidated. An enterprise that is involved with another entity generally must assess whether that involvement requires consolidation under FIN 46R. That involvement may arise in a variety of ways, such as (a) lending to the entity, (b) investing in equity (voting or nonvoting) of the entity, (c) issuing guarantees related to the assets or liabilities of the entity, or both, (d) retaining a beneficial interest in (or providing financial support for) assets transferred or sold to the entity, (e) managing the assets of the entity, (f) leasing assets to or from the entity and (g) entering into a derivative contract with the entity. The objective of FIN 46R is to provide consolidation guidance for situations in which voting equity interests do not adequately reflect the controlling interests in an entity. Public entities were required to apply FIN 46 or FIN 46R to all entities that are considered special purpose entities in practice and under the FASB literature that was applied before the issuance of FIN 46 by the end of the first reporting period that ended after December 31, 2003. Public companies that are not small business issuers were required to adopt the accounting requirements of FIN 46R by the end of the first reporting period that ended after March 15, 2004. The Company has adopted the various provisions of FIN 46R as indicated above but presently does not have any additional variable interest entities that would be required to be included in its consolidated financial statements.

On December 12, 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities ("loans") acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities. SOP 03-3 does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted ("accretable yield") to the excess of the investor's estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows expected to be collected ("nonaccretable difference") not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. This prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. The Company will adopt SOP 03-3 on January 1, 2005. At this time, adoption of SOP 03-3 is not expected to have a material impact on the Company's financial position or results of operations.

On March 9, 2004, the SEC issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 acts to significantly limit opportunities to recognize an asset related to a commitment to originate a mortgage loan that will be held for sale prior to funding the loan. SAB 105 pertains to recognizing and disclosing the loan commitments and is effective for commitments to originate mortgage loans to be held for sale that are entered into after March 31, 2004. The Company adopted the provisions of SAB 105 beginning April 1, 2004. Adoption of SAB 105 did not have a material impact on the Company's financial position or results of operations.

At its March 2004 meeting, the Emerging Issues Task Force revisited EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary

Impairment and its Application to Certain Investments" ("EITF No. 03-1"). Effective with reporting periods beginning after June 15, 2004, companies carrying certain types of debt and equity securities at amounts higher than the securities' fair values would have to use more detailed criteria to evaluate whether to record a loss and would have to disclose additional information about unrealized losses. The Company has reviewed the revised EITF No. 03-1 and had planned to implement these additional procedures effective with the quarter beginning on July 1, 2004, however the FASB has since issued a statement of financial position deferring the effective date of the revised EITF No. 03-1 until further implementation issues may be resolved. Adoption of the new issuance could have a material impact on the Company's financial position and results of operations but the extent of any impact will vary due to the fact that the model, as issued, calls for many judgments and additional evidence gathering as such evidence exists at each securities valuation date.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 2004. The provisions of SFAS 153 are to be applied prospectively. The Company expects to adopt SFAS 153 on January 1, 2006; however, adoption of the standard is not expected to have a material effect on the Company's financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. However, SFAS 123R provides certain exceptions to the measurement method if it is not possible to reasonably estimate the fair value of an award at the grant date. A nonpublic entity also may choose to measure its liabilities under share-based payment arrangements at intrinsic value. SFAS 123R also establishes fair value as the measurement objective for transactions in which an entity requires goods or services from nonemployees in share-based payment transactions. SFAS 123R amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R replaces SFAS 123 and supersedes APB 25. Additional other pronouncements are also superseded or amended by SFAS 123R. SFAS 123R becomes effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Therefore, the Company will adopt the provisions of SFAS 123R on or before July 1, 2005. Adoption of the standard will affect results of operations to the extent that expenses associated with stock options are required to be recognized in the financial statements under the fair value accounting method. The disclosures included under Note 1 ("Stock-Based Compensation"), as well as those presented in Note 28 to these consolidated financial statements, provide an estimation of the impact on the Company's results of operations under the revised accounting standard.

Regulatory Environment. BNCCORP and its subsidiaries are subject to regulations of certain state and Federal agencies, including periodic examinations by those regulatory agencies. BNCCORP and the Bank are also subject to minimum regulatory capital requirements. At December 31, 2004, capital levels exceeded minimum capital requirements (see Note 18 to these consolidated financial statements).

Reclassifications. Certain amounts in the financial statements for prior years have been reclassified to conform to the current year's presentation.

2 ACQUISITIONS AND DIVESTITURES:

The following acquisitions and divestitures transpired during the three-year period ended December 31, 2004:

Milne Scali entered into an option agreement with an insurance agency and an insurance producer on August 17, 2004 (the "Option Agreement"), in order to further increase the scope of the insurance segment's operations in Utah. The Option Agreement gives Milne Scali an irrevocable right to purchase all of the assets of the insurance agency at any time until January 31, 2006. The insurance producer, the sole shareholder of the insurance agency, also entered into an employment and non-competition agreement with Milne Scali on August 17, 2004. The primary term of his employment will be through January 31, 2006. Milne Scali will make monthly payments of approximately $3,000 in partial consideration for the grant of the option. These payments will be made to the former owners of the insurance agency for debt totaling $397,000, which the insurance producer incurred when he acquired the agency in August of 2001. Milne Scali has not assumed these obligations and the payments will end if the insurance producer's employment is terminated or if Milne Scali exercises the option. The option price is the assumption of the remaining debt obligations. The principal balance of the debt when Milne Scali entered into the Option Agreement was approximately $288,000 and the balance will be approximately $268,000 in January of 2006 prior to the expiration of the Option Agreement.

On July 31, 2004, in order to increase the scope of the Company's insurance segment operations, Milne Scali acquired the assets of a Denver, Colorado-based surety producer, for $150,000 of cash. Acquisitions of insurance agencies generally result in the recognition of intangible assets due to the service nature of the business, the lack of tangible assets acquired and the profitability of the acquired agency. The entire purchase price of $150,000 was allocated to an intangible asset (customer lists), which the surety producer had recently purchased from his former employer. The intangible asset will be amortized using a method that approximates the anticipated useful life of the associated customer lists, which will cover a period of 10 years. The intangible asset, all of which is attributable to the Company's insurance segment, will be evaluated for possible impairment under the provisions of SFAS142. The results of operations of the acquired assets are included in the Company's consolidated financial statements effective August 1, 2004.

On June 30, 2004, in order to further grow the Company's insurance segment, Milne Scali acquired certain assets and assumed certain liabilities of Finkbeiner Insurance, Inc., a Prescott Valley, Arizona-based insurance agency, for 26,607 shares of newly issued BNCCORP common stock (valued at $ 466,000) and $545,000 of cash. Of the total $1.0 million purchase price, $487,000 was allocated to the net assets acquired (including intangible assets) and the excess of the purchase price of approximately $523,000 over the fair value of the net assets was recorded as goodwill. Additional consideration of up to $180,000 is payable to Finkbeiner Insurance, Inc. subject to the insurance operation achieving certain performance targets. In accordance with purchase method accounting requirements, such payments would increase the cost of the transaction in future periods and are not reflected as liabilities in the Company's current consolidated balance sheet. The goodwill, all of which is attributable to the Company's insurance segment, will be evaluated for possible impairment under the provisions of SFAS 142. Other acquired intangible assets related to personal and commercial insurance lines books of business and totaling approximately $459,300, will be amortized using a method that approximates the anticipated useful life of the associated customer lists, which will cover a period of 10 years. The results of operations of the acquired assets are included in the Company's consolidated financial statements effective July 1, 2004.

On March 31, 2004, in order to further grow the Company's insurance segment, Milne Scali acquired certain assets and assumed certain liabilities of The Richard Q. Perry Agency, a Salt Lake City, Utah-based insurance agency, for 22,470 shares of newly issued BNCCORP common stock (valued at $341,000). Of the total $341,000 purchase price, $166,000 was allocated to the net assets acquired (all intangible assets) and the excess of the purchase price of approximately $175,000 over the fair value of the net assets was recorded as goodwill. The goodwill, all of which is attributable to the Company's insurance segment, will be evaluated for possible impairment under the provisions of SFAS 142. Other acquired intangible assets related to personal and commercial insurance lines books of business and totaling approximately $166,000 will be amortized using a method that approximates the anticipated useful life of the associated customer lists, which will cover a period of 10 years. The results of operations of the acquired assets are included in the Company's consolidated financial statements effective April 1, 2004.

On March 31, 2004, BNC Insurance, Inc., a subsidiary of the Bank, was merged with and into Milne & Company Insurance, Inc. and the name of Milne & Company Insurance, Inc. was changed to Milne Scali & Company, Inc.

On December 31, 2003, in order to further grow the Company's insurance segment, Milne Scali acquired the assets and assumed certain liabilities of The Insurance Alliance of the Southwest ("IASW"), a Tucson, Arizona-based insurance agency, for 12,701 shares of newly issued BNCCORP common stock (valued at $227,000) and $256,000 in cash. A subsequent payment of $156,000 in cash and 15,692 shares of newly issued BNCCORP common stock (valued at $233,000) was made on December 31, 2004 and a similar payment is due on December 31, 2005. Of the total $1.3 million purchase price, $601,000 was allocated to the net assets acquired (including intangible assets) and the excess purchase price of approximately $659,000 over the fair value of the net assets was recorded as goodwill. Additional consideration of up to $320,000 is payable to IASW, subject to the insurance operation achieving certain performance targets. In accordance with purchase method accounting requirements, such payments would increase the cost of the transaction in future periods and are not reflected as liabilities in the Company's current consolidated balance sheet. The goodwill, all of which is attributable to the Company's insurance segment, is evaluated for possible impairment under the provisions of SFAS 142. Other acquired intangible assets related to personal and commercial insurance lines books of business and totaling approximately $562,000 are amortized using a method that approximates the anticipated useful life of the associated customer lists, which will cover a period of 10 years. The results of operations of the acquired assets are included in the Company's consolidated financial statements effective January 1, 2004.

On December 1, 2003, in order to further grow its mortgage banking operations, the Bank executed an Asset Purchase and Sale Agreement (the "Purchase Agreement") with Lynk Financial LLC of Arizona ("Lynk") and its principal owner. Under the Purchase Agreement, the Bank, on January 5, 2004, acquired certain assets of Lynk for 2,888 shares of newly issued BNCCORP common stock (valued at $50,000) and $150,000 in cash. Acquisition of the mortgage operation resulted in the recognition of goodwill due to the service nature of the business, the lack of tangible assets acquired and the profitability of the acquired assets. Of the total $200,000 purchase price, $5,000 was allocated to the net assets acquired and the excess purchase price of $195,000 over the fair value of the net assets was recorded as goodwill. The goodwill, all of which is attributable to the Company's banking segment, is evaluated for possible impairment under the provisions of SFAS 142. The results of operation of the mortgage banking operation are included in the Company's consolidated financial statements effective January 5, 2004.

On September 30, 2002, the Bank sold its Fargo, North Dakota branch largely due to the fact that the branch did not achieve critical mass for the Bank in the Fargo marketplace and the sale allowed the Bank to redirect assets to markets where they can be more productively and profitably employed. Pursuant to a definitive branch purchase and assumption agreement dated July 26, 2002, the Bank sold the assets of the Fargo branch, including the bank building, furniture, fixtures and equipment totaling $6.0 million and $19.5 million of loans. The Bank also sold $31.0 million in deposits. Prior to the application of the Bank's direct costs incurred in the sale of the branch ($56,000), the transaction resulted in a net gain on sale of $7,000. These amounts are included in the line item "Gain from operations of discontinued Fargo branch (including net loss on sale of $49,000 for 2002), net of income taxes" in the consolidated statements of income. The Fargo branch's profit or loss, for the periods presented, is also reflected in this line item. Additionally, included in this line item is $973,000 of net interest income for the Fargo branch for the 12 months ended December 31, 2002. The Fargo branch had previously been reported in the banking operations segment of the Company's segment disclosures.

On April 16, 2002, in order to further grow its insurance segment, the Company acquired 100 percent of the voting equity interests of Milne Scali, a Phoenix, Arizona-based insurance agency, for 297,759 shares of newly issued common stock (valued at $2.5 million) and $15.5 million in cash. To effect the transaction, BNCCORP incurred $8.5 million in long-term debt. Of the total $18.0 million purchase price, $7.2 million was allocated to the net assets acquired (including intangible assets) and the excess purchase price of approximately $10.8 million over the fair value of net assets was recorded as goodwill. As part of the transaction, deferred tax liabilities of $2.3 million were initially recorded, which also increased goodwill by the same amount. Subsequent to the acquisition, the Company and Milne Scali made an Internal Revenue Code Section 338(h)(10) election to step up the basis in the acquired assets. Upon the election, goodwill was reduced by $1.8 million, deferred taxes were reduced by $2.3 million and a liability for the resulting income taxes in the amount of $590,000 was recorded. Subsequent to the acquisition it was determined that $155,000 of the $590,000 of accrued income taxes would not be due. Goodwill and the liability for income taxes were reduced by this amount. Under the Section 338(h)(10) election, all of the goodwill related to the acquisition will be deductible for tax purposes.

Earnout payments of $2.3 and $2.6 million were made during 2003 and 2004, respectively. During 2004, an accelerated earnout payment of $3.4 million was also made. The payment of the accelerated earnout is the final payment due under the Milne Scali acquisition agreement and was precipitated by the termination of an executive officer of Milne Scali. The accelerated earnout payment represented payments that would have been made during 2005 and 2006 under the Milne Scali acquisition agreement. The earnout payments increased the goodwill associated with the acquisition. The goodwill, all of which is attributable to the Company's insurance segment, is evaluated for possible impairment under the provisions of SFAS 142. Other acquired intangible assets related to personal and commercial insurance lines books of business and totaling approximately $8.0 million are being amortized using a method that approximates the anticipated useful life of the associated customer lists, which cover a period of 9.8 to 12.5 years. Milne Scali's results of operations have been included in the Company's consolidated financial statements since the acquisition date of April 16, 2002.

The following is a condensed balance sheet indicating the amount assigned to each major asset and liability caption of Milne Scali as of the acquisition date (in thousands):

Assets –		Liabilities –	
Cash	$ 1,536	Notes payable	$ 1,421
Accounts receivable	1,305	Insurance company payables	1,486
Fixed assets	412	Deferred tax liabilities	2,346
Intangible assets, books of business	8,018	Other	1,218
Goodwill	13,096	Total liabilities	6,471
Other	104	Stockholders' equity	18,000
Total assets	$ 24,471	Total liabilities and stockholders' equity	$ 24,471

The following pro forma information has been prepared assuming that the acquisition of Milne Scali had been consummated at the beginning of the respective period. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been consummated on the assumed dates (amounts are in thousands):

	12 Months Ended December 31, 2002
Net interest income	$ 14,761
Noninterest income	19,553
Noninterest expense	28,032
Income from continuing operations	2,313
Income from discontinued operations	14
Net income	2,327
Basic earnings per common share	$ 0.79
Diluted earnings per common share	$ 0.79

3 RESTRICTIONS ON CASH AND DUE FROM BANKS:

The Bank is required to maintain reserve balances in cash on hand or with the FRB under the Federal Reserve Act and Federal Reserve Board's Regulation D. Required reserve balances were $25,000 and $25,000 as of December 31, 2004 and 2003, respectively.

4 INVESTMENT SECURITIES AVAILABLE FOR SALE:

Investment securities have been classified in the consolidated balance sheets according to management's intent. The Company had no securities designated as trading or held-to-maturity in its portfolio at December 31, 2004 or 2003. The carrying amount of available-for-sale securities and their approximate fair values were as follows as of December 31 (in thousands):

2004	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
U.S. government agency mortgage-backed securities	$ 9,715	$ 167	$ (5)	$ 9,877
U.S. government agency securities	981	55	—	1,036
Collateralized mortgage obligations	189,783	190	(2,269)	187,704
State and municipal bonds	33,390	2,028	(117)	35,301
Corporate debt securities	1,941	57	—	1,998
	$ 235,810	$ 2,497	$ (2,391)	$ 235,916

2003	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
U.S. government agency mortgage-backed securities	$ 14,374	$ 389	$ (8)	$ 14,755
U.S. government agency securities	961	122	—	1,083
Collateralized mortgage obligations	210,760	1,451	(2,535)	209,676
State and municipal bonds	32,909	2,264	(117)	35,056
Corporate debt securities	1,939	59	—	1,998
	$ 260,943	$ 4,285	$ (2,660)	$ 262,568

The amortized cost and estimated fair market value of available-for-sale securities classified according to their contractual maturities at December 31, 2004, were as follows (in thousands):

	AMORTIZED COST	ESTIMATED FAIR VALUE
Due in one year or less	$ 981	$ 1,036
Due after one year through five years	1,048	1,166
Due after five years through ten years	43,699	43,324
Due after ten years	190,082	190,390
Total	$ 235,810	$ 235,916

Securities carried at approximately $206.6 and $234.0 million at December 31, 2004 and 2003, respectively, were pledged as collateral for public and trust deposits and borrowings, including borrowings with the FHLB and repurchase agreements with customers.

Sales proceeds and gross realized gains and losses on available-for-sale securities were as follows for the years ended December 31 (in thousands):

	2004	2003	2002
Sales proceeds	$ 74,363	$ 76,652	$ 100,651
Gross realized gains	886	1,573	2,003
Gross realized losses	617	605	133

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 (amounts are in thousands):

	LESS THAN 12 MONTHS		12 MONTHS OR MORE			TOTAL	
Description of Securities	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	#	FAIR VALUE	UNREALIZED LOSS
U.S. government agency mortgage-backed securities	$ —	$ —	$ 805	$ (5)	3	$ 805	$ (5)
Collateralized mortgage obligations	147,715	(1,489)	27,550	(780)	25	175,265	(2,269)
State and municipal bonds	969	(30)	1,862	(87)	7	2,831	(117)
Total temporarily impaired securities	$ 148,684	$ (1,519)	$ 30,217	$ (872)	35	$ 178,901	$ (2,391)

In reaching the conclusion that the impairments disclosed in the table above are temporary and not other-than-temporary in nature, the Company considered the nature of the securities, the associated guarantees and collateralization, the securities ratings and the level of impairment of the securities. There were three U.S. government agency mortgage-backed securities, all issued and guaranteed by GNMA. There were 25 collateralized mortgage obligations, 24 of which are issued and guaranteed by FNMA and FHLMC and one that is issued and guaranteed by GNMA. The sum of the fair value of the six collateralized mortgage obligation positions that have been in a continuous unrealized loss position for 12 months or more as of December 31, 2004 was only 2.75 percent below the sum of their amortized cost. There were seven state and municipal bonds, all of which are insured, AAA rated general obligation bonds. None of the impairments was due to deterioration in credit quality that might result in the non-collection of contractual principal and interest. The cause of the impairments is, in general, attributable to changes in interest rates.

5 FEDERAL RESERVE BANK AND FEDERAL HOME LOAN BANK STOCK:

The carrying amounts of FRB and FHLB stock, which approximate their fair values, consisted of the following as of December 31 (in thousands):

	2004	2003
Federal Reserve Bank Stock, at cost	$ 1,268	$ 1,236
Federal Home Loan Bank Stock, at cost	6,273	6,360
Total	$ 7,541	$ 7,596

There is no contractual maturity on these investments; they represent required regulatory investments.

6 LOANS AND LEASES:

Composition of Loan and Lease Portfolio. The composition of the loan and lease portfolio was as follows as of December 31 (in thousands):

	2004	2003
Commercial and industrial	$ 75,460	$ 73,001
Real estate:		
Mortgage	129,321	129,443
Construction	68,967	60,056
Agricultural	13,919	12,529
Consumer	5,091	6,188
Lease financing	1,540	2,757
Other	389	89
Total	294,687	284,063
Less:		
Unearned income and net unamortized deferred fees and costs	(873)	(508)
Loans and leases, net	293,814	283,555
Allowance for credit losses	(3,335)	(4,763)
Net loans and leases	$ 290,479	$ 278,792

Geographic Location and Types of Loans. Loans were to borrowers located in the following market areas as of December 31:

	2004	2003
North Dakota	33%	31%
Arizona	30	29
Minnesota	30	28
South Dakota	4	8
Other	3	4
Totals	100%	100%

Commercial loan borrowers are generally small- and mid-sized corporations, partnerships and sole proprietors in a wide variety of businesses. Real estate loans are fixed or variable rate and include both amortizing and revolving line-of-credit loans. Real estate mortgage loans include various types of loans for which the Bank holds real property as collateral. Of the $129.3 and $129.4 million of real estate mortgages as of December 31, 2004 and 2003, respectively, many are loans made to commercial customers where the collateral for the loan is, among other things, the real estate occupied by the business of the customer. Accordingly, certain loans categorized as real estate mortgage loans could be characterized as commercial loans that are secured by real estate. Agricultural loans include loans to grain and/or livestock producers, agricultural real estate loans, machinery and equipment and other types of loans. Loans to consumers are both secured and unsecured. Lease financing represents credit to borrowers under direct finance lease obligations. The Bank also extends financing to lease companies, securing the loan with an assignment of lease payments and a security filing against the underlying asset of the lease. These loans are classified as lease financing but are not direct finance lease obligations. Single- and multi-family residential mortgage loans totaling $11.9 and $8.3 million at December 31, 2004 and 2003, respectively, were pledged as collateral for FHLB borrowings. Commercial loans totaling $39.3 and $43.4 million at December 31, 2004 and 2003, respectively, were pledged as collateral for borrowings, including FHLB borrowings.

Concentrations of Credit. The Bank's credit policies emphasize diversification of risk among industries, geographic areas and borrowers. The only concentrations of loans exceeding 10 percent of total loans at December 31, 2004 were real estate loans, such as loans to non-residential and apartment building operators and lessors of real property ($72.1 million) and construction loans ($37.2 million). Loans within these categories are diversified across different types of borrowers, geographically dispersed, and secured by many different types of real estate and other collateral.

Impaired Loans. As of December 31, the Bank's recorded investment in impaired loans and the related valuation allowance was as follows (in thousands):

	2004		2003	
	RECORDED INVESTMENT	VALUATION ALLOWANCE	RECORDED INVESTMENT	VALUATION ALLOWANCE
Impaired loans –				
Valuation allowance required	$ 3,508	$ 1,043	$ 10,996	$ 2,245
No valuation allowance required	39	—	—	—
Total impaired loans	$ 3,547	$ 1,043	$ 10,996	$ 2,245

Impaired loans generally include loans on which management believes, based on current information and events, it is probable that the Bank will not be able to collect all amounts (i.e., contractual principal and interest) due in accordance with the terms of the loan agreement and which are analyzed for a specific reserve allowance. The Bank generally considers all loans risk-graded substandard and doubtful, as well as nonaccrual and restructured loans, as impaired loans.

The valuation allowance on impaired loans is included in the Bank's allowance for credit losses.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. The average recorded investment in impaired loans, and approximate interest income recognized for such loans, were as follows for the years ended December 31 (amounts in thousands):

	2004	2003	2002
Average recorded investment in impaired loans	$ 4,991	$ 13,415	$ 13,135
Interest income recognized on impaired loans	$ 273	$ 758	$ 658
Average recorded investment in impaired loans as a percentage of average total loans	1.8%	4.4%	4.0%

Past Due, Nonaccrual and Restructured Loans. As of December 31, 2004 and 2003, the Bank had $25,000 and $38,000, respectively, of loans past due 90 days or more and still accruing interest. As of December 31, 2004 and 2003, the Bank had $524,000 and $7.9 million, respectively, of nonaccrual loans and no restructured loans (included as impaired loans above). The following table indicates the effect on income if interest on such loans outstanding at yearend had been recognized at original contractual rates during the year ended December 31 (in thousands):

	2004	2003	2002
Interest income that would have been recorded	$ 72	$ 121	$ 237
Interest income recorded	43	56	1
Effect on interest income	$ 29	$ 65	$ 236

As of December 31, 2004 the Bank had no commitments to lend additional funds to borrowers with loans whose terms had been modified in troubled debt restructurings.

Loans to Related Parties. Note 22 to these consolidated financial statements includes information relating to loans to executive officers, directors, principal shareholders and associates of such persons.

Leases. The Bank extends credit to borrowers under direct finance lease obligations. The direct finance lease obligations are stated at their outstanding principal amount net of unearned income and net unamortized deferred fees and costs. At December 31, 2004 the total minimum annual lease payments for direct finance lease obligations with remaining terms of greater than one year were as follows (in thousands):

2005	$ 383
2006	354
2007	166
2008	—
2009	—
Thereafter	—
Total future minimum lease payments	903
Unguaranteed residual values	340
Total all payments	1,243
Unearned income	(121)
Net outstanding principal amount	$ 1,122

The Bank also extends financing to lease companies, securing the loan with an assignment of lease payments and a security filing against the underlying asset of the lease. These loans are classified above as lease financing but are not direct finance lease obligations.

7 ALLOWANCE FOR CREDIT LOSSES:

Transactions in the allowance for credit losses were as follows for the years ended December 31 (in thousands):

	2004	2003	2002
Balance, beginning of year	$ 4,763	$ 5,006	$ 4,325
Provision for credit losses	175	1,475	1,202
Loans charged off	(1,883)	(1,820)	(657)
Loans recovered	280	102	136
Balance, end of year	$ 3,335	$ 4,763	$ 5,006

8 PREMISES AND EQUIPMENT:

Premises and equipment consisted of the following at December 31 (in thousands):

	2004	2003
Land and improvements	$ 4,913	$ 3,142
Buildings and improvements	13,269	11,873
Leasehold improvements	1,755	1,796
Furniture, fixtures and equipment	10,692	9,638
Total cost	30,629	26,449
Less accumulated depreciation and amortization	(8,830)	(7,879)
Net premises, leasehold improvements and equipment	$ 21,799	$ 18,570

Depreciation and amortization expense on premises and equipment charged to continuing operations totaled approximately $1.6, $1.5 and $1.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

9 GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Company. On January 1, 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill associated with business combinations completed after June 30, 2001 is not required to be amortized. Effective January 1, 2002, the Company discontinued all goodwill amortization.

Since January 1, 2002, goodwill has been assessed for impairment at the reporting unit and qualifying subsidiary levels by applying a fair-value-based test at least annually or if impairment indicators are present. The Company has $257,000 of unamortized goodwill related to four separate transactions completed prior to July 1, 2001 and $21.5 million of goodwill related to transactions completed during 2002, 2003 and 2004. Pursuant to SFAS 142, the Company completed its annual goodwill impairment assessment during the second quarter of 2004 and concluded that goodwill was not impaired as of June 30, 2004. No subsequent events have occurred that would change the conclusion reached.

Core deposit intangibles are amortized based on a useful life of 10 years. Insurance books of business intangibles are being amortized over their estimated lives of 12.5 years for commercial lines and 9.8 years for personal lines for the books of business acquired in the Milne Scali acquisition and 10 years for the books of business acquired in the IASW, the Salt Lake City agency, the Prescott Valley agency and the Denver surety business acquisitions. Certain identifiable intangible assets that are also included in the caption "other intangible assets" in the consolidated balance sheets are generally amortized over a useful life of 10 years.

The gross carrying amount of intangible assets and the associated accumulated amortization at December 31, 2004 is presented in the table below (in thousands):

	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT
Intangible assets:			
Core deposit intangibles	$ 3,497	$ 3,283	$ 214
Insurance books of business intangibles	9,379	1,901	7,478
Other	1,138	755	383
Total	$ 14,014	$ 5,939	$ 8,075

Amortization expense for intangible assets was $1.3, $1.1 million and $881,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table shows the estimated amortization expense, for the next five years, for amortized intangible assets existing on the Company's books at December 31, 2004 (in thousands). Projections of amortization expense are based on existing asset balances as of December 31, 2004. Actual amortization expense may differ significantly depending upon changes in market conditions:

Year ended December 31,	Core Deposit Intangibles	Insurance Commercial and Personal Books of Business Intangibles	Other	Total
2005	$ 213	$ 801	$ 160	$ 1,174
2006	—	801	112	913
2007	—	801	112	913
2008	—	801	—	801
2009	—	801	—	801

The following table shows the change in goodwill, by reporting segment, between January 1, 2004 and December 31, 2004 (in thousands):

	SEGMENT			
	BANKING	INSURANCE	OTHER	TOTAL
Balance, January 1, 2004	$ 212	$ 14,700	$ 177	$ 15,089
Goodwill attributable to purchase acquisitions	198	712	—	910
Goodwill attributable to earnout payments	—	6,012	—	6,012
Other	—	(55)	(177)	(232)
Balance, December 31, 2004	$ 410	$ 21,369	$ —	$ 21,779

10 DEPOSITS:

The scheduled maturities of time deposits as of December 31, 2004 are as follows (in thousands):

2005	$ 128,906
2006	24,690
2007	4,120
2008	1,378
2009	1,448
Thereafter	20,528
	$ 181,070

At December 31, 2004 and 2003, the Bank had $3.8 and $12.9 million, respectively, of time deposits that had been acquired in the national market and $51.8 and $18.6 million, respectively, of time deposits that had been acquired through a broker.

At December 31, 2004 collateralized mortgage obligations and state and municipal bonds with an amortized cost of approximately $21.2 million were pledged as collateral for certain deposits and $4.8 million of bank depository guaranty bonds from a bankers surety company were pledged as additional collateral on Bank deposits.

Deposits Received from Related Parties. Note 22 to these consolidated financial statements includes information relating to deposits received from executive officers, directors, principal shareholders and associates of such persons.

11 SHORT-TERM BORROWINGS:

The following table sets forth selected information for short-term borrowings (borrowings with an original maturity of less than one year) as of December 31 (in thousands):

	2004	2003
Federal funds purchased and U. S. Treasury tax and loan note option accounts (1)	$ 21,314	$ 17,114
Repurchase agreements with customers, renewable daily, interest payable monthly, rates ranging from 2.00% to 3.19%, and 1.50%, respectively, secured by government agency collateralized mortgage obligations (1)	12,383	14,269
	$ 33,697	$ 31,383

(1) The weighted average interest rate on short-term borrowings outstanding as of December 31, 2004 and 2003 was 2.40% and 1.41%, respectively.

Customer repurchase agreements are used by the Bank to acquire funds from customers where the customers are required or desire to have their funds supported by collateral consisting of government, government agency or other types of securities. The repurchase agreement is a promise to sell these securities to a customer at a certain price and repurchase them at a future date at that same price plus interest accrued at an agreed upon rate. The Bank uses customer repurchase agreements in its liquidity plan as well as an accommodation to customers. At December 31, 2004, $12.4 million of securities sold under repurchase agreements, with a weighted average interest rate of 2.37%, maturing in 2005, were collateralized by government agency collateralized mortgage obligations having a carrying value of $25.3 million, a market value of $25.3 million and unamortized principal balances of $25.4 million.

As of December 31, 2004, the Bank had established three additional revolving lines of credit with banks, totaling $17.5 million. At December 31, 2004, the Bank had not drawn on these lines leaving $17.5 million available under these revolving lines of credit. The lines, if drawn upon, mature daily with interest rates that float at the Federal funds rate. The Bank has also been approved for repurchase agreement lines of up to $100.0 million with a major financial institution. The lines, if utilized, would be collateralized by investment securities.

12 FEDERAL HOME LOAN BANK ADVANCES:

FHLB advances consisted of the following at December 31 (amounts are in thousands):

	2004		2003	
Year of Maturity	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2004	$ —	—	$ 15,000	4.77%
2005	15,000	2.30%	15,000	2.30
2006	20,000	2.06	20,000	2.06
2009	10,000	5.64	10,000	5.64
2010	52,200	6.09	52,200	6.09
	$ 97,200	4.63%	$ 112,200	4.65%

Some of the advances listed above have call provisions that allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2004, the Bank had $62.2 million of callable FHLB advances all callable quarterly during the first quarter of 2005.

At December 31, 2004, the advances from the FHLB were collateralized by the Bank's mortgage loans with unamortized principal balances of approximately $51.2 million resulting in a FHLB collateral equivalent of $31.9 million. In addition, the advances from the FHLB were collateralized by securities with unamortized principal balances of approximately $148.1 million. The Bank has the ability to draw additional advances of $54.6 million based upon the mortgage loans and securities that are currently pledged, subject to a requirement to purchase additional FHLB stock.

13 LONG-TERM BORROWINGS:

The following table sets forth selected information for long-term borrowings (borrowings with an original maturity of greater than one year) as of December 31 (in thousands):

	2004	2003
Note payable to the Bank of North Dakota, principal and interest due each March 31, beginning on March 31, 2005 and ending March 31, 2019, interest payable at 30-day LIBOR plus 2.45%, secured by the stock of BNC National Bank	$ 10,000	$ 8,500
Other	79	140
	$ 10,079	$ 8,640

The $10.0 million loan from the Bank of North Dakota includes various covenants that are primarily operational rather than financial in nature. As of December 31, 2004, the Company was in compliance with these covenants.

14 GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S SUBORDINATED DEBENTURES:

In July 2001, BNCCORP established a special purpose trust, BNC Statutory Trust II, for the purpose of issuing $15.0 million of floating rate trust preferred securities. The floating rate trust preferred securities were issued at an initial rate of 7.29 percent and adjust quarterly to a rate equal to three-month LIBOR plus 3.58 percent. The interest rate at December 31, 2004 was 5.74 percent. Prior to July 31, 2011, the rate shall not exceed 12.5 percent. The proceeds from the issuance, together with the proceeds of the related issuance of $464,000 of common securities of the trust, were invested in $15.5 million of junior subordinated deferrable interest debentures of BNCCORP. The floating rate junior subordinated deferrable interest debentures were issued at an initial rate of 7.29 percent and adjust quarterly to a rate equal to three-month LIBOR plus 3.58 percent. The interest rate at December 31, 2004 was 5.74 percent. Prior to July 31, 2011, the rate shall not exceed 12.5 percent. Concurrent with the issuance of the preferred securities by the trust, BNCCORP fully and unconditionally guaranteed all obligations of the special purpose trust related to the trust preferred securities. The trust preferred securities provide BNCCORP with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if BNCCORP itself were to issue preferred stock because BNCCORP is allowed to deduct, for income tax purposes, amounts paid in respect of the debentures and ultimately distributed to the holders of the trust preferred securities. The sole assets of the special purpose trust are the debentures. BNCCORP owns all of the common securities of the trust. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements. The preferred securities issued by the trust rank senior to the common securities. For presentation in the consolidated balance sheet, the securities are shown net of discount and direct issuance costs.

The trust preferred securities are subject to mandatory redemption on July 31, 2031, the stated maturity date of the debentures, or upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreement. On or after July 31, 2006, the trust preferred securities may be redeemed and the corresponding debentures may be prepaid at the option of BNCCORP, subject to Federal Reserve Board approval, at declining redemption prices. Prior to July 31, 2006, the securities may be redeemed at the option of BNCCORP on the occurrence of certain events that result in a negative tax impact, negative regulatory impact on the trust preferred securities or negative legal or regulatory impact on the special purpose trust which would cause it to be deemed to be an "investment company" for regulatory purposes. In addition, BNCCORP has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

In July 2000, BNCCORP established a special purpose trust, BNC Capital Trust I, for the purpose of issuing $7.5 million of 12.045 percent trust preferred securities. The proceeds from the issuance, together with the proceeds of the related issuance of $232,000 of 12.045 percent common securities of the trust, were invested in $7.7 million of 12.045 percent junior subordinated deferrable interest debentures of BNCCORP. Concurrent with the issuance of the preferred securities by the trust, BNCCORP fully and unconditionally guaranteed all obligations of the special purpose trust related to the trust preferred securities. The trust preferred securities provide BNCCORP with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if BNCCORP itself were to issue preferred stock because BNCCORP is allowed to deduct, for income tax purposes, amounts paid in respect of the debentures and ultimately distributed to the holders of the trust preferred securities. The sole assets of the special purpose trust are the debentures. BNCCORP owns all of the common securities of the trust. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements. The preferred securities issued by the trust rank senior to the common securities. For presentation in the consolidated balance sheet, the securities are shown net of discount and direct issuance costs.

The trust preferred securities are subject to mandatory redemption on July 19, 2030, the stated maturity date of the debentures, or upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreement. On or after July 19, 2010, the trust preferred securities may be redeemed and the corresponding debentures may be prepaid at the option of BNCCORP, subject to Federal Reserve Board approval, at declining redemption prices. Prior to July 19, 2010, the securities may be redeemed at the option of BNCCORP on the occurrence of certain events that result in a negative tax impact, negative regulatory impact on the trust preferred securities or negative legal or regulatory impact on the special purpose trust which would cause it to be deemed to be an "investment company" for regulatory purposes. In addition, BNCCORP has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

Pursuant to SFAS 150 and FIN 46, the subordinated debentures are presented as debt in the consolidated financial statements. Previously they were presented between the liabilities and equity sections of the balance sheets. Prior periods have been reclassified to reflect the adoption of these accounting pronouncements. The subordinated debentures qualify as Tier 1 capital for regulatory capital purposes, up to a certain allowed amount. Any excess over the amount allowed in Tier 1 capital can be included in Tier 2 capital, up to certain allowed amounts. (See Note 18 for further discussion of the impact of the subordinated debentures on the Company's consolidated regulatory capital calculations).

15 STOCKHOLDERS' EQUITY:

BNCCORP and the Bank are subject to certain minimum capital requirements (see Note 18 to these consolidated financial statements). BNCCORP is also subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval in accordance with the Federal Reserve Act. In addition, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to BNCCORP in the form of cash dividends. Approval of the Office of the Comptroller of the Currency ("OCC"), the Bank's principal regulator, is required for the Bank to pay dividends to BNCCORP in excess of the Bank's net profits from the current year plus retained net profits for the preceding two years. At December 31, 2004 approximately $14.1 million of retained earnings were available for Bank dividend declaration without prior regulatory approval.

Pursuant to an asset purchase and sale agreement, on December 31, 2004, BNCCORP issued 15,692 shares of its common stock to IASW for the second installment related to Milne Scali's acquisition of certain assets of IASW. Note 2 to these consolidated financial statements includes information related to the acquisition of the assets.

On October 29, 2004, BNCCORP repurchased 25 shares of its noncumulative preferred stock from a trust controlled by Richard W. Milne, Jr. for cash. The repurchased shares had a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share.

On September 14, 2004, BNCCORP issued 150 shares of its noncumulative preferred stock to a trust controlled by Richard W. Milne, Jr. for cash. Each share has a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share. The noncumulative preferred stock is not redeemable by BNCCORP and carries no conversion rights. The proceeds of the issuance were used for general corporate purposes.

On June 30, 2004, BNCCORP repurchased the then-outstanding 150 shares of its noncumulative preferred stock from trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali for cash. The repurchased shares had a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share.

Pursuant to an asset purchase and sale agreement, on June 30, 2004, BNCCORP issued 26,607 shares of its common stock to the owners of Finkbeiner Insurance, Inc. in connection with Milne Scali's acquisition of certain assets and assumption of certain liabilities of the insurance agency. Note 2 to these consolidated financial statements includes additional information related to the acquisition of the assets and the assumption of the liabilities.

Pursuant to an asset purchase and sale agreement, on March 31, 2004, BNCCORP issued 22,470 shares of its common stock to owners of The Richard Q. Perry Agency in connection with Milne Scali's acquisition of certain assets and assumption of certain liabilities of the insurance agency. Note 2 to these consolidated financial statements includes additional information related to the acquisition of the assets and the assumption of the liabilities.

Pursuant to an asset purchase and sale agreement executed on December 1, 2003, on January 5, 2004, BNCCORP issued 2,888 shares of its common stock to Lynk in connection with the Bank's acquisition of certain assets of Lynk. Note 2 to these consolidated financial statements includes additional information related to the acquisition of the assets.

Pursuant to an asset purchase and sale agreement, on December 31, 2003, BNCCORP issued 12,701 shares of its common stock to IASW in connection with Milne Scali's acquisition of certain assets of IASW. Note 2 to these consolidated financial statements includes additional information related to the acquisition of the assets.

On May 3, 2002, BNCCORP issued 150 shares of its noncumulative preferred stock to trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali for cash. Each share had a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share. The noncumulative preferred stock was not redeemable by BNCCORP and carried no conversion rights. The proceeds of the issuance were used for general corporate purposes.

Pursuant to a Stock Purchase Agreement (the "Agreement"), in April 2002, BNCCORP issued 297,759 shares of its common stock to Richard W. Milne, Jr., Terrence M. Scali, and the other sellers named in the Agreement in connection with the Company's acquisition of Milne Scali. Note 2 to these consolidated financial statements includes additional information related to the acquisition of Milne Scali.

On May 30, 2001, BNCCORP's Board of Directors (the "Board") adopted a rights plan intended to protect stockholder interests in the event BNCCORP becomes the subject of a takeover initiative that BNCCORP's Board believes could deny BNCCORP's stockholders the full value of their investment. This plan does not prohibit the Board from considering any offer that it deems advantageous to its stockholders. BNCCORP has no knowledge that anyone is considering a takeover.

The rights were issued to each common stockholder of record on May 30, 2001, and they will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 15 percent or more of BNCCORP's outstanding common stock. The rights will expire on May 30, 2011, unless redeemed or exchanged at an earlier date.

Each right entitles the registered holder to purchase from BNCCORP one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, $.01 par value (the "Preferred Stock"), of BNCCORP at a price of $100 per one one-hundredth of a share, subject to adjustment. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

16 SEGMENT DISCLOSURES:

The Company segments its operations into three separate business activities, based on the nature of the products and services for each segment: banking operations, insurance operations and brokerage, trust and financial services operations.

Banking operations provide traditional banking services to individuals and small- and mid-sized businesses, such as accepting deposits, consumer and mortgage banking activities and making commercial loans. The mortgage and commercial banking activities include the origination and purchase of loans as well as the sale to and servicing of commercial loans for other institutions. Banking operations also engages in financing programs related to residential mortgage loans and student loans.

Insurance operations provide a full range of insurance brokerage services including commercial insurance, surety bonds, employee benefits-related insurance, personal insurance and claims management.

Brokerage, trust and financial services operations provide securities brokerage, trust and other financial services to individuals and businesses. Brokerage investment options include individual equities, fixed income investments and mutual funds. Trust and financial services operations provide a wide array of trust and other financial services including personal trust administration services, financial, tax, business and estate planning, estate administration, agency accounts, employee benefit plan design and administration, individual retirement accounts ("IRAs"), including custodial self-directed IRAs, asset management, tax preparation, accounting and payroll services.

The accounting policies of the three segments are the same as those described in the summary of significant accounting policies included in Note 1 to these consolidated financial statements.

The Company's financial information for each segment is derived from the internal profitability reporting system used by management to monitor and manage the financial performance of the Company. The operating segments have been determined by how executive management has organized the Company's business for making operating decisions and assessing performance.

The following tables present segment profit or loss, assets and a reconciliation of segment information as of, and for the years ended December 31 (in thousands):

	2004					2004				
	Banking	Insurance	Brokerage/ Trust/ Financial	Other (a)	Totals	Reportable Segments	Other (a)	Intersegment Elimination	Consolidated Total
Net interest income	$ 17,890	$ 46	$ 223	$ (2,169)	$ 15,990	$ 18,159	$ (2,169)	$ 51	$ 16,041
Other revenue-external customers	8,387	18,298	1,017	88	27,790	27,702	88	(4,340)	23,450
Other revenue-from other segments	697	—	96	918	1,711	793	918	(1,711)	—
Depreciation and amortization	1,661	1,112	131	10	2,914	2,904	10	—	2,914
Equity in the net income of investees	1,242	—	—	5,107	6,349	1,242	5,107	(6,349)	—
Other significant noncash items: Provision for credit losses	175	—	—	—	175	175	—	—	175
Segment pre-tax profit (loss) from continuing operations	4,922	2,407	(190)	(2,591)	4,548	7,139	(2,591)	—	4,548
Income tax provision (benefit)	1,167	940	(75)	(888)	1,144	2,032	(888)	—	1,144
Segment profit (loss)	3,755	1,467	(115)	(1,703)	3,404	5,107	(1,703)	—	3,404
Segment assets	653,484	33,438	16,747	77,714	781,383	703,669	77,714	(107,673)	673,710

(a) The financial information in the "other" column is for the bank holding company.

	2003					2003			
	Banking	Insurance	Brokerage/ Trust/ Financial	Other (a)	Totals	Reportable Segments	Other (a)	Intersegment Elimination	Consolidated Total
Net interest income	$ 15,378	$ 69	$ —	$ (2,121)	$ 13,326	$ 15,447	$ (2,121)	$ 52	$ 13,378
Other revenue-external customers	6,189	14,712	1,457	118	22,476	22,358	118	(1,664)	20,812
Other revenue-from other segments	124	—	64	651	839	188	651	(839)	—
Depreciation and amortization	1,629	865	12	15	2,521	2,506	15	—	2,521
Equity in the net income of investees	2,208	—	—	5,325	7,533	2,208	5,325	(7,533)	—
Other significant noncash items: Provision for credit losses	1,475	—	—	—	1,475	1,475	—	—	1,475
Segment pre-tax profit (loss) from continuing operations	3,787	3,709	372	(2,443)	5,425	7,868	(2,443)	—	5,425
Income tax provision (benefit)	960	1,438	144	(961)	1,581	2,542	(961)	—	1,581
Segment profit (loss)	2,827	2,271	228	(1,482)	3,844	5,326	(1,482)	—	3,844
Segment assets	616,998	30,063	1,180	71,225	719,466	648,241	71,225	(97,989)	621,477

(a) The financial information in the "other" column is for the bank holding company.

	2002					2002			
	Banking	Insurance	Brokerage/ Trust/ Financial	Other (a)	Totals	Reportable Segments	Other (a)	Intersegment Elimination	Consolidated Total
Net interest income	$ 15,089	$ 41	$ —	$ (3,931)	$ 11,199	$ 15,130	$ (3,931)	$ 1,883	$ 13,082
Other revenue-external customers	6,272	9,191	1,934	115	17,512	17,397	115	(1,216)	16,296
Other revenue-from other segments	99	—	55	648	802	154	648	(802)	—
Depreciation and amortization	1,518	633	33	17	2,201	2,184	17	—	2,201
Equity in the net income of investees	639	—	—	3,620	4,259	639	3,620	(4,259)	—
Other significant noncash items: Provision for credit losses	1,202	—	—	—	1,202	1,202	—	—	1,202
Segment pre-tax profit (loss) from continuing operations	4,502	1,461	(677)	(2,439)	2,847	5,286	(2,439)	—	2,847
Income tax provision (benefit)	1,505	430	(255)	(858)	822	1,680	(858)	—	822
Income from discontinued Fargo branch, net of income taxes	49	—	—	—	49	49	—	—	49
Loss on sale of discontinued Fargo branch, net of income taxes	(35)	—	—	—	(35)	(35)	—	—	(35)
Segment profit (loss)	3,011	1,031	(422)	(1,581)	2,039	3,620	(1,581)	—	2,039
Segment assets	599,415	26,364	1,307	66,931	694,017	627,086	66,931	(91,789)	602,228

(a) The financial information in the "other" column is for the bank holding company.

17 DERIVATIVES:

During May and June 2001, the Bank purchased, for $1.2 million, interest rate cap contracts with notional amounts totaling $40.0 million to mitigate interest rate risk in rising-rate scenarios. The referenced interest rate is three-month LIBOR with $20.0 million of 4.50 percent contracts having three-year original maturities (matured during May and June of 2004) and $20.0 million of 5.50 percent contracts having five-year original maturities (maturing during May and June of 2006). The remaining $20.0 million of contracts, classified as other assets, are reflected in the Company's December 31, 2004 consolidated balance sheet at their then combined fair value of $1,000. The contracts are not being accounted for as hedges under SFAS 133. As a result, the impact of marking the contracts to fair value has been, and will continue to be, included in net interest income. During the years ended December 31, 2004, 2003 and 2002, the impact of marking the contracts to market (reflected as an increase in interest expense) was $55,000, $80,000 and $779,000, respectively.

18 REGULATORY CAPITAL:

BNCCORP and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BNCCORP and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of BNCCORP and the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by the regulations to ensure capital adequacy require BNCCORP and the Bank to maintain minimum amounts and ratios (set forth in the tables that follow) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2004, BNCCORP and the Bank met all capital adequacy requirements to which they are subject.

Under current regulatory capital regulations, BNCCORP's subordinated debentures qualify as Tier 1 capital for purposes of the consolidated capital calculations up to 25 percent of Tier 1 capital prior to the deduction of intangible assets. The remainder of the subordinated debentures qualify as Tier 2 capital provided that the total of Tier 2 capital does not exceed Tier 1 capital. As of December 31, 2004, $14.6 million of the subordinated debentures qualified as Tier 1 capital with the remaining $7.9 million qualifying as Tier 2 capital. As of December 31, 2003, $13.1 million of the subordinated debentures qualified as Tier 1 capital with the remaining $9.3 million qualifying as Tier 2 capital. These amounts are reflected in the consolidated capital amounts presented in the table below.

As of December 31, 2004, the most recent notifications from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table that follows. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual capital amounts and ratios of BNCCORP and the Bank as of December 31 are also presented in the tables (amounts are in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk-weighted assets):						
Consolidated	$ 39,770	8.85 %	$ 35,940	≥8.0 %	N/A	N/A
BNC National Bank	46,451	10.36	35,885	≥8.0	$ 44,856	≥10.0 %
Tier 1 Capital (to risk-weighted assets):						
Consolidated	28,520	6.35	17,970	≥4.0	N/A	N/A
BNC National Bank	43,116	9.61	17,942	≥4.0	26,914	≥6.0
Tier 1 Capital (to average assets):						
Consolidated	28,520	4.51	25,268	≥4.0	N/A	N/A
BNC National Bank	43,116	6.83	25,237	≥4.0	31,457	≥5.0
2003						
Total Capital (to risk-weighted assets):						
Consolidated	$ 42,905	10.63 %	$ 32,296	≥8.0 %	N/A	N/A
BNC National Bank	48,074	11.92	32,260	≥8.0	$ 40,325	≥10.0 %
Tier 1 Capital (to risk-weighted assets):						
Consolidated	28,815	7.14	16,148	≥4.0	N/A	N/A
BNC National Bank	43,311	10.74	16,130	≥4.0	24,195	≥6.0
Tier 1 Capital (to average assets):						
Consolidated	28,815	4.90	23,545	≥4.0	N/A	N/A
BNC National Bank	43,311	7.37	23,522	≥4.0	29,403	≥5.0

The change in capital ratios over the 12-month period ended December 31, 2004 reflected an increase in total risk-weighted assets, for the consolidated group, from $403.7 million at December 31, 2003 to $449.2 million at December 31, 2004 and, for the bank, from $403.3 million at December 31, 2003 to $448.6 million at December 31, 2004. The capital ratios were also impacted by the payment of the 2004 earnout related to the Milne Scali acquisition (which increased goodwill by $2.6 million), the payment of the accelerated earnout related to the Milne Scali acquisition (which increased goodwill by $3.4 million) and the acquisition of three insurance agencies and a mortgage company (which increased goodwill and other intangible assets by approximately $1.6 million). The payment of the accelerated earnout is the final payment due under the Milne Scali acquisition agreement and was precipitated by the termination of an executive officer of Milne Scali. The accelerated earnout payment represented payments that would have been made during 2005 and 2006 under the Milne Scali acquisition agreement.

19 FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair values of the Company's financial instruments are as follows as of December 31 (in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 11,881	$ 11,881	$ 12,520	$ 12,520
Investment securities available for sale	235,916	235,916	262,568	262,568
Federal Reserve Bank and Federal Home Loan Bank stock	7,541	7,541	7,596	7,596
Loans held for sale	60,197	60,197	—	—
Loans and leases, net	290,479	289,351	278,792	277,548
Accrued interest receivable	2,686	2,686	2,462	2,462
Derivative financial instruments	1	1	56	56
	608,701	$ 607,573	563,994	$ 562,750
Other assets	65,009		57,483	
	$ 673,710		$ 621,477	
Liabilities and Stockholders' Equity:				
Deposits, noninterest-bearing	$ 63,386	$ 63,386	$ 44,725	$ 44,725
Deposits, interest-bearing	391,957	392,538	351,217	352,771
Borrowings and advances	140,976	145,835	152,223	158,439
Accrued interest payable	1,584	1,584	1,183	1,183
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,509	23,867	22,397	23,795
	620,412	$ 627,210	571,745	$ 580,913
Other liabilities	9,452		9,546	
Stockholders' equity	43,846		40,186	
	$ 673,710		$ 621,477	
Financial instruments with off-balance-sheet risk:				
Commitments to extend credit		$ 442		$ 155
Standby and commercial letters of credit		175		106
		$ 617		$ 261

20 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company is a party to various financial instruments with off-balance-sheet risk, primarily to meet the needs of its customers as well as to manage its interest rate risk. These instruments, which are issued by the Company for purposes other than trading, carry varying degrees of credit, interest rate or liquidity risk in excess of the amount reflected in the consolidated balance sheets.

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition in the contract. Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses and may require payment of a fee. The contractual amount represents the Bank's exposure to credit loss in the event of default by the borrower; however, at December 31, 2004, based on current information, no losses were anticipated as a result of these commitments. The Bank manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Bank expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Bank's future liquidity requirements related to such commitments.

Standby and Commercial Letters of Credit. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commercial letters of credit are issued on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Bank's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount;

however, at December 31, 2004, based on current information, no losses were anticipated as a result of these commitments. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory. Since the conditions requiring the Bank to fund letters of credit may not occur, the Bank expects its liquidity requirements related to such letters of credit to be less than the total outstanding commitments.

The contractual amounts of these financial instruments were as follows as of December 31 (in thousands):

	2004		2003	
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE
Commitments to extend credit	$ 9,002	$ 143,177	$ 6,547	$ 87,590
Standby and commercial letters of credit	872	16,663	833	9,726

Interest Rate Swaps, Caps and Floors. Interest rate swaps are contracts to exchange fixed and floating rate interest payment obligations based on a notional principal amount. The Company enters into swaps to hedge its balance sheet against fluctuations in interest rates. Interest rate caps and floors are used to protect the Company's balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements. The credit risk related to interest rate contracts is that counterparties may be unable to meet the contractual terms of the agreements. This risk is estimated by calculating the present value of the cost to replace outstanding contracts in a gain position at current market rates, reported on a net basis by counterparties. The Company manages the credit risk of its interest rate contracts through bilateral collateral agreements, credit approvals, limits and monitoring procedures. Additionally, the Company reduces the assumed counterparty credit risk through master netting agreements that permit the Company to settle interest rate contracts with the same counterparty on a net basis.

The notional amounts of these financial instruments were as follows as of December 31 (in thousands):

	2004	2003
Interest rate caps	$ 20,000	$ 40,000

21 GUARANTEES AND CONTINGENT CONSIDERATION:

As of December 31, 2004, the Company had entered into the following guarantee arrangements:

Contingent Consideration in a Purchase Acquisition. Pursuant to the terms of the agreement related to the IASW asset acquisition in December 2003, additional consideration of up to $320,000 may be payable to IASW, subject to the operation of the acquired assets achieving certain financial performance targets. In accordance with SFAS 141, there is no current carrying amount associated with this guarantee. Additionally, there are no recourse provisions associated with this guarantee that would enable Milne Scali to recover from third parties any of the amounts paid under the guarantee and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, Milne Scali could obtain and liquidate to recover all of a portion of the amounts paid under the guarantee.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. BNCCORP, concurrent with the issuance of preferred securities in July 2000 by BNC Capital Trust I and in July 2001 by BNC Statutory Trust II, fully and unconditionally guaranteed all obligations of the special purpose trusts related to the trust preferred securities (See Note 14 for a full description of the nature of the established trusts and the securities issued by the trusts). There are no recourse provisions associated with these guarantees that would enable BNCCORP to recover from third parties any of the amounts paid under the guarantees and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantees, BNCCORP could obtain and liquidate to recover all or a portion of the amounts paid under the guarantees.

Performance Standby Letters of Credit. As of December 31, 2004 and 2003, the Bank had outstanding $6.8 million and $641,000, respectively of performance standby letters of credit. Performance standby letters of credit are irrevocable obligations to the beneficiary on the part of the Bank to make payment on account of any default by the account party in the performance of a nonfinancial or commercial obligation. Under these arrangements, the Bank could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, the Bank has recourse against the account party up to and including the amount of the performance standby letter of credit. The Bank evaluates each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on management's credit evaluation of the account party. Effective January 1, 2003, such guarantees are required to be recognized as liabilities at their fair values as they are modified or entered into, in accordance with FIN 45.

Financial Standby Letters of Credit. As of December 31, 2004 and 2003, the Bank had outstanding $44.5 and $43.8 million of financial standby letters of credit. Of the $44.5 million of financial standby letters of credit outstanding at December 31, 2004, $34.0 million was participated to other financial institutions. Financial standby letters of credit are irrevocable obligations to the beneficiary on the part of the Bank to repay money borrowed by or advanced to or for the account of the account party or to make payment on account of any indebtedness undertaken by the account party, in the event that the account party fails to fulfill its obligation to the beneficiary. Under these arrangements, the Bank could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, the Bank has recourse against the account party up to and including the amount of the financial standby letter of credit. The Bank evaluates each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on management's credit evaluation of the account party. Effective January 1, 2003, such guarantees are required to be recognized as liabilities at their fair values as they are modified or entered into, in accordance with FIN 45.

Between January 1, 2004 and December 31, 2004, the Bank originated performance and financial standby letters of credit totaling $200.0 million. Of that amount, $135.7 million was participated to other financial institutions. The balance of performance and financial standby letters of credit outstanding on the Bank's books as of December 31, 2004 was $17.3 million. These outstanding guarantees were recognized as liabilities on the Bank's balance sheet at their current estimated combined fair value of approximately $84,000.

22 RELATED-PARTY/ AFFILIATE TRANSACTIONS:

The Bank has entered into transactions with related parties, such as opening deposit accounts for and extending credit to, employees of the Company. In the opinion of management, such transactions have been fair and reasonable to the Bank and have been entered into under terms and conditions substantially the same as those offered by the Bank to unrelated parties.

In the normal course of business, loans are granted to, and deposits are received from, executive officers, directors, principal stockholders and associates of such persons. The aggregate dollar amount of these loans, exclusive of loans to any such persons which in the aggregate did not exceed $60,000, were $1.3 and $1.1 million at December 31, 2004 and 2003, respectively. During 2004, $436,000 of new loans were made and repayments totaled $246,000. The total amount of deposits received from these parties was $3.5 and $6.5 million at December 31, 2004 and 2003, respectively. Loans to, and deposits received from, these parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collection.

The following additional related party transactions occurred during the three-year period ended December 31, 2004:

On October 29, 2004, BNCCORP repurchased 25 shares of its noncumulative preferred stock from a trust controlled by Richard W. Milne, Jr., Chairman and President of Milne Scali. The repurchased shares had a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share.

On September 14, 2004, BNCCORP issued 150 shares of its noncumulative preferred stock, $0.01 par value per share, to a trust controlled by Richard W. Milne, Jr. for aggregate cash consideration of $1.5 million. The noncumulative preferred stock has a preferred noncumulative dividend payable at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share. Richard W. Milne, Jr. is Chairman and President of Milne Scali.

On September 14, 2004, Milne Scali paid to the former stockholders of Milne Scali the remaining amount due under the earnout provisions of the Milne Scali purchase agreement. The accelerated earnout payment of $3.4 million included payments to trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali. Richard W. Milne, Jr. is Chairman and President of Milne Scali and Terrence M. Scali is a director of BNCCORP. No further amounts are payable as additional consideration under the Milne Scali purchase agreement.

On July 23, 2004, Milne Scali paid to a former executive officer, Terrence M. Scali, $688,000 representing the remaining salary due under his multi-year employment contract. Mr. Scali is a director of BNCCORP.

On June 30, 2004, BNCCORP repurchased the then-outstanding 150 shares of its noncumulative preferred stock from trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali, at the time both executive officers of the Company. The repurchased shares had a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share.

On May 28, 2004, Milne Scali paid to the former stockholders of Milne Scali the earnout then due under the earnout provisions of the Milne Scali purchase agreement. The earnout payment of $2.6 million included payments to trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali, at the time both executive officers of the Company.

In October 2003, BNC Insurance, Inc. ("BNC Insurance") purchased from Milne Scali Properties LLC, an Arizona limited liability company, one share of the class A voting redeemable common shares, $2,000 par value per share, of Mountain View Indemnity, Ltd., a Bermuda limited liability company ("MVI"), and one share of the non-voting redeemable preference shares, $1.00 par value per share, of MVI for $65,000 in cash. Milne Scali Properties LLC is owned by Richard W. Milne, Jr. and Terrence M. Scali, at the time both executive officers of the Company. Under the by-laws of MVI, share value is established using stockholders equity plus retained earnings divided by the number of stockholders. This methodology was used for purposes of valuing the shares purchased by BNC Insurance.

On May 19, 2003, Milne Scali paid to the former stockholders of Milne Scali the earnout then due under the earnout provisions of the Milne Scali purchase agreement. The earnout payment of $2.3 million included payments to trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali, at the time both executive officers of the Company.

During the first quarter of 2003, the Bank purchased the Milne Scali building at 1750 East Glendale Avenue, Phoenix, Arizona. The Bank purchased the building from Milne Scali Properties LLC. Milne Scali Properties LLC is a limited liability company whose members are Richard W. Milne, Jr. and Terrence M. Scali, at the time both executive officers of the Company. The purchase price for the building was the appraised amount of $3.9 million, which was funded through cash generated from operations. An independent party completed the appraisal.

On May 3, 2002, BNCCORP issued 150 shares of its noncumulative preferred stock to trusts controlled by Richard W. Milne, Jr. and Terrence M. Scali, at the time both executive officers of the Company, for cash. Each share had a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share. The noncumulative preferred stock was not redeemable by BNCCORP and carried no conversion rights.

The Federal Reserve Act limits amounts of, and requires collateral on, extensions of credit by the Bank to BNCCORP, and with certain exceptions, its non-bank affiliates. There are also restrictions on the amounts of investment by the Bank in stocks and other subsidiaries of BNCCORP and such affiliates and restrictions on the acceptance of their securities as collateral for loans by the Bank. As of December 31, 2004, BNCCORP and its affiliates were in compliance with these requirements.

23 REPOSSESSED AND IMPAIRED ASSET EXPENSES/WRITE-OFFS:

The Bank recorded write downs to estimated net realizable value of other real estate owned and repossessed assets, and related collection and other expenses, of $44,000, $40,000 and $142,000 for the years ended December 31, 2004, 2003 and 2002, respectively. There were no repossessed assets recorded as of December 31, 2004.

24 INCOME TAXES:

The provision (benefit) for income taxes consists of the following for the years ended December 31 (in thousands):

	2004	2003	2002
Continuing Operations –			
Current:			
Federal	$ 105	$ 805	$ 800
State	166	241	218
Prior year state refunds from change in filing position	—	(339)	—
	271	707	1,018
Deferred:			
Federal	725	726	(250)
State	148	148	54
	873	874	(196)
Total from continuing operations	$ 1,144	$ 1,581	$ 822
Discontinued Operations –			
Current:			
Federal	$ —	$ —	$ 5
State	—	—	1
Total from discontinued operations	$ —	$ —	$ 6

The provision for Federal income taxes expected at the statutory rate differs from the actual provision as follows for the years ended December 31 (in thousands):

	2004	2003	2002
Tax at 34% statutory rate	$ 1,547	$ 1,845	$ 967
Prior year state refunds (net of Federal benefit)	—	(229)	—
State taxes (net of Federal benefit)	191	266	108
Tax-exempt interest	(501)	(473)	(289)
Increase in cash surrender value of bank-owned life insurance	(158)	(62)	—
Other, net	(65)	234	36
	$ 1,144	$ 1,581	$ 822

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that result in significant portions of the Company's deferred tax assets and liabilities are as follows as of December 31 (in thousands):

	2004	2003
Deferred tax asset:		
Loans, primarily due to differences in accounting for credit losses	$ 1,197	$ 1,737
Difference between book and tax amortization of branch premium acquisition costs	392	373
Other	678	564
Deferred tax asset	2,267	2,674
Deferred tax liability:		
Unrealized gain on securities available for sale	40	605
Leases, primarily due to differences in accounting for leases	439	706
Difference between book and tax amortization of acquired intangibles	912	490
Premises and equipment, primarily due to differences in original cost basis and depreciation	997	677
Deferred tax liability	2,388	2,478
Valuation allowance	(310)	(319)
Net deferred tax liability	$ (431)	$ (123)

The valuation allowance primarily represents the tax benefits of a certain state net operating loss carryforward which may expire without being utilized. During 2004, the valuation allowance decreased $9,000. This decrease primarily relates to a state net operating loss carryforward for which the Company does not anticipate receiving a benefit in future periods.

25 EARNINGS PER SHARE:

The following table shows the amounts used in computing EPS and the effect on weighted average number of shares of potential dilutive common stock issuances:

2004	NET INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT
Basic earnings per common share:			
Income from continuing operations	$ 3,404,000		
Less: Preferred stock dividends	(93,000)		
Income attributable to common stockholders	$ 3,311,000	2,813,531	$ 1.18
Effect of dilutive shares –			
Options and contingent stock		82,710	
Diluted earnings per common share:			
Income from continuing operations	$ 3,404,000		
Less: Preferred stock dividends	(93,000)		
Income attributable to common stockholders	$ 3,311,000	2,896,241	$ 1.14

2003	Net Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per common share:			
Income from continuing operations	$ 3,844,000		
Less: Preferred stock dividends	(120,000)		
Income attributable to common stockholders	$ 3,724,000	2,705,602	$ 1.38
Effect of dilutive shares –			
Options and contingent stock		59,214	
Diluted earnings per common share:			
Income from continuing operations	$ 3,844,000		
Less: Preferred stock dividends	(120,000)		
Income attributable to common stockholders	$ 3,724,000	2,764,816	$ 1.35

2002	Net Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per common share:			
Income from continuing operations	$ 2,025,000		
Less: Preferred stock dividends	(79,000)		
Income from continuing operations available to common stockholders	1,946,000	2,611,629	$ 0.74
Income from discontinued Fargo branch, net of income taxes	14,000	2,611,629	0.01
Income attributable to common stockholders	$ 1,960,000	2,611,629	$ 0.75
Effect of dilutive shares –			
Options		17,169	
Diluted earnings per common share:			
Income from continuing operations	$ 2,025,000		
Less: Preferred stock dividends	(79,000)		
Income from continuing operations available to common stockholders	1,946,000	2,628,798	$ 0.74
Income from discontinued Fargo branch, net of income taxes	14,000	2,628,798	0.01
Income attributable to common stockholders	$ 1,960,000	2,628,798	$ 0.75

The following options, with exercise prices ranging from $7.25 to $17.75, were outstanding during the periods indicated but were not included in the computation of diluted EPS because their exercise prices were higher than the average price of the Company's common stock for the period:

	2004	2003	2002
Quarter ended March 31	3,250	77,185	97,508
Quarter ended June 30	61,850	63,500	96,145
Quarter ended September 30	61,850	62,027	103,498
Quarter ended December 31	60,550	3,250	91,989

26 BENEFIT PLANS:

BNCCORP has a qualified, tax-exempt 401(k) savings plan covering all employees of BNCCORP and its subsidiaries who meet specified age and service requirements. Under the BNCCORP plan, eligible employees may elect to defer up to 50 percent of compensation each year not to exceed the dollar limit set by law. At their discretion, BNCCORP and its subsidiaries provide matching contributions of up to 50 percent of employee deferrals up to a maximum employer contribution of five percent of employee compensation. Generally, all participant contributions and earnings are fully and immediately vested. The Company makes its matching contribution during the first calendar quarter following the last day of each calendar year and an employee must be employed by the Company on the last day of the calendar year in order to receive the current year's employer match. The anticipated matching contribution is expensed monthly over the course of the calendar year based on employee contributions made throughout the year. The Company made matching contributions of $368,000, $341,000 and $261,000 for 2004, 2003 and 2002, respectively. Under the investment options available under the 401(k) savings plan, employees may elect to invest their salary deferrals in BNCCORP common stock. At December 31, 2004, the assets in the plan totaled $11.9 million and included $2.8 million (171,277 shares) invested in BNCCORP common stock.

27 COMMITMENTS AND CONTINGENCIES:

Employment Agreements and Noncompete Covenants. The Company has entered into three-year employment agreements with its chairman of the board and president and chief executive officer (the "Executives"). The Executives will be paid minimum annual salaries throughout the terms of the agreements and annual incentive bonuses as may, from time to time, be fixed by the Board. The Executives will also be provided with benefits under any employee benefit plan maintained by BNCCORP for its employees generally, or for its senior executive officers in particular, on the same terms as are applicable to other senior executives of BNCCORP. Under the agreements, if their status as employees with the Company is terminated for any reason other than death, disability, cause, as defined in the agreements, or if they terminate their employment for good reason, as defined in the agreements, or following a change in control of BNCCORP, as defined in the agreements, then the Executives will be paid a lump-sum amount equal to three times their current annual compensation.

In conjunction with the April 2002 business combination with Milne Scali, the Company has entered into a five-year employment agreement with the chairman and president of Milne Scali (the "Insurance Executive"). The Insurance Executive will be paid a minimum annual salary throughout the term of the agreement and annual incentive bonuses as may, from time to time, be fixed by the Board. The Insurance Executive will also be provided with benefits under any employment benefit plan maintained by BNCCORP for its employees generally, or for its senior executive officers in particular, on the same terms as are applicable to other senior executives of BNCCORP.

In conjunction with its 1998 business combination with Lips & Lahr, Inc., ("Lips & Lahr") BNC Insurance assumed five-year employment agreements with two officers of Lips & Lahr (the "Officers"). The agreements, which originally provided for salaries based upon a percentage of all net annual commissions received by Lips & Lahr on business written by the Officers, were amended to provide for minimum annual salaries through the remainder of the contract term, which ran through December 31, 2000. Additionally, the agreements provide for the payment of deferred compensation for a term of 10 years commencing on February 1, 2001 and continuing monthly until paid in full. Finally, as separate consideration for the release of all present and future claims to the Officers' books of business at the end of the term of the employment contract and for other terms of the contract involving confidentiality, nonpiracy and a restrictive covenant covering a period of five years after the term of the agreement, the agreements provide for 120 monthly payments also commencing on February 1, 2001. The deferred compensation payments have been accrued for as of December 31, 2004. Both of the Officers resigned and Milne Scali remains obligated under the deferred compensation and non-compete provisions of the original employment agreements.

In the business combination with Lips & Lahr, BNC Insurance assumed two additional non-compete agreements with former officers of Lips & Lahr. Monthly payments under these agreements, which commenced in 1996, are scheduled to continue into 2006.

Legal Proceedings. From time to time, the Company may be a party to legal proceedings arising out of its lending, deposit operations or other activities. The Bank engages in foreclosure proceedings and other collection actions as part of its loan collection activities. From time to time, borrowers may also bring actions against the Bank, in some cases claiming damages. Some financial services companies have been subjected to significant exposure in connection with litigation, including class action litigation and punitive damage claims. While the Company is not aware of any actions or allegations that should reasonably give rise to any material adverse effect, it is possible that the Company could be subjected to such a claim in an amount that could be material. Based upon a review with its legal counsel, management believes that the ultimate disposition of pending litigation will not have a material effect on the Company's financial condition, results of operations or cash flows.

Leases. The Bank has entered into operating lease agreements for certain facilities and equipment used in its operations. Rent expense for the years ended December 31, 2004, 2003 and 2002, was $993,000, $1.0 and $1.2 million, respectively, for facilities, and $157,000, $107,000 and $94,000, respectively, for equipment and other items. At December 31, 2004, the total minimum annual base lease payments for operating leases were as follows (amounts are in thousands):

2005	$ 1,057
2006	835
2007	800
2008	462
2009	243
Thereafter	276

Milne Scali is subleasing a building in Bismarck. The sublease runs for a term of 18 months, with initial termination on December 31, 2004, renewable for five additional two-year terms. Future minimum rentals to be received under the sublease are $84,300 per annum, paid annually in advance by each June 1. The Bank is also subleasing a portion of its office space in Minneapolis. The sublease runs for a term of 12 months, with initial termination on June 30, 2004, at which time it reverted to a month-to-month lease. Rent received under the sublease is $3,000 per month.

28 STOCK-BASED COMPENSATION:

BNCCORP's 1995 Stock Incentive Plan (the "1995 Stock Plan") and its 2002 Stock Incentive Plan (the "2002 Stock Plan," together, the "Stock Plans") are intended to provide long-term incentives to its key employees, including officers and directors who are employees of the Company. The 1995 Stock Plan, which is administered by the compensation committee of the Board (the "Committee"), provides for an authorization of 250,000 shares of common stock for issuance thereunder. The 2002 Stock Plan, which is also administered by the Committee, provides for an authorization of 125,000 shares of common stock for issuance thereunder. Under the Stock Plans, the Company may grant employees incentive stock options, nonqualified stock options, restricted stock, stock awards or any combination thereof. The Committee establishes the exercise price of any stock options granted under the Stock Plans provided that the exercise price may not be less than the fair market value of a share of common stock on the date of grant. The Committee determines vesting requirements, which may vary, and the maximum term of options granted is generally 10 years.

As of December 31, 2004, 58,973 restricted shares issued under the 1995 Stock Plan were outstanding. 38,723 of the shares were fully vested. The balance of the shares vest incrementally between now and December 31, 2010. As of December 31, 2004, 33,000 restricted shares issued under the 2002 Stock Plan were outstanding. None of the shares were vested. The shares vest incrementally between December 31, 2005 and July 31, 2010. The Company records the compensation expense related to restricted stock on a straight-line basis over the applicable service period. Compensation cost charged to operations was $153,000, $136,000 and $9,000 in 2004, 2003 and 2002, respectively. The Company issued 43,000, 24,500 and 0 shares of restricted stock during 2004, 2003 and 2002, respectively.

The Company's Nonemployee Director Stock Option Plan (the "Directors' Plan") was adopted during 1998, administered by the Committee and terminated during 1999.

The Company applies APB 25 and related interpretations in accounting for both the Stock Plans and the Directors' Plan. Accordingly, no compensation cost has been recognized for the options issued under the plans in 2004, 2003 or 2002. As of December 31, 2004, 186,476 options had been awarded under the 1995 Stock Plan. 47,885 of them had been exercised and 138,591 remained outstanding. As of December 31, 2004, 35,000 options had been awarded under the 2002 Stock Plan. All of these remained outstanding. 3,250 options awarded under the Directors' Plan remained outstanding. Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and EPS would have been reduced as follows for the years ended December 31 (amounts in thousands):

	2004	2003	2002
Net Income:			
As Reported	$ 3,404	$ 3,844	$ 2,039
Pro Forma	3,364	3,793	2,005
Basic EPS:			
As Reported	1.18	1.38	0.75
Pro Forma	1.13	1.30	0.72
Diluted EPS:			
As Reported	1.14	1.35	0.75
Pro Forma	1.10	1.27	0.72

Following is a summary of stock option transactions for the years ended December 31:

	2004		2003		2002	
	Options To Purchase Shares	Weighted Average Exercise Price	Options To Purchase Shares	Weighted Average Exercise Price	Options To Purchase Shares	Weighted Average Exercise Price
Outstanding, beginning of year	173,285	$ 10.41	173,935	$ 10.48	208,408	$ 10.37
Granted	2,000	14.00	17,500	7.00	2,500	7.51
Exercised	(26,044)	6.48	(11,066)	6.79	(4,000)	6.03
Forfeited	(5,400)	9.05	(7,084)	9.31	(32,973)	10.12
Outstanding, end of year	143,841	11.22	173,285	10.41	173,935	10.48
Exercisable, end of year	105,341	12.90	110,702	12.71	92,248	12.87
Weighted average fair value of options:						
Granted	$ 7.53		$ 3.76		$ 3.35	
Exercised	$ 3.13		$ 3.14		$ 2.91	
Forfeited	$ 4.45		$ 4.23		$ 4.61	

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value of options granted for the years ended December 31:

Weighted average –	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate – seven-year treasury yield	3.75%	3.66%	3.35%
Volatility	36.24%	36.39%	36.73%
Expected life	7.0 YEARS	7.0 YEARS	7.0 YEARS

Following is a summary of the status of options outstanding at December 31, 2004:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Options with exercise prices ranging from:					
$14.00 to $17.75	62,650	3.2 YEARS	$ 16.94	60,650	$ 17.04
$5.88 to $10.00	81,191	5.5 YEARS	6.81	44,691	7.27
	143,841			105,341	

29 CONDENSED FINANCIAL INFORMATION-PARENT COMPANY ONLY:

Condensed financial information of BNCCORP on a parent company only basis is as follows:

Parent Company Only

CONDENSED BALANCE SHEETS

As of December 31

(In thousands, except share data)

	2004	2003
Assets:		
Cash and cash equivalents	$ 2,867	$ 2,977
Investment in subsidiaries	73,579	68,300
Receivable from subsidiaries	415	259
Deferred charges and intangible assets, net	154	154
Other	765	513
	$ 77,780	$ 72,203
Liabilities and stockholders' equity:		
Subordinated debentures	$ 22,656	$ 22,570
Long term note	10,000	8,500
Accrued expenses and other liabilities	1,278	947
	33,934	32,017
Preferred stock, $.01 par value – 2,000,000 shares authorized; 125 and 150 shares issued and outstanding	—	—
Capital surplus – preferred stock	1,250	1,500
Common stock, $.01 par value – 10,000,000 shares authorized; 2,884,876 and 2,749,196 shares issued and outstanding (excluding 43,901 and 42,880 shares held in treasury)	29	28
Capital surplus – common stock	18,601	17,074
Retained earnings	24,430	21,119
Treasury stock (43,901 and 42,880 shares)	(530)	(513)
Accumulated other comprehensive income, net of income taxes	66	978
Total stockholders' equity	43,846	40,186
	$ 77,780	$ 72,203

Parent Company Only

CONDENSED STATEMENTS OF INCOME

For the Years Ended December 31

(In thousands)

	2004	2003	2002
Income:			
Management fee income	$ 918	$ 650	$ 649
Interest	28	36	83
Other	88	120	114
Total income	1,034	806	846
Expenses:			
Interest	2,197	2,156	2,185
Personnel expense	626	530	521
Legal and other professional	376	216	210
Depreciation and amortization	10	14	17
Other	416	332	352
Total expenses	3,625	3,248	3,285
Loss before income tax benefit and equity in undistributed income of subsidiaries	(2,591)	(2,442)	(2,439)
Income tax benefit	888	961	858
Loss before equity in undistributed income of subsidiaries	(1,703)	(1,481)	(1,581)
Equity in undistributed income of subsidiaries	5,107	5,325	3,606
Income from continuing operations	3,404	3,844	2,025
Equity in undistributed income from operations of discontinued branch	—	—	14
Net income	$ 3,404	$ 3,844	$ 2,039

Parent Company Only

CONDENSED STATEMENTS OF CASH FLOWS

For the Years Ended December 31

(In thousands)

	2004	2003	2002
Operating activities:			
Net income	$ 3,404	$ 3,844	$ 2,039
Adjustments to reconcile net income to net cash used in operating activities –			
Depreciation and amortization	10	14	18
Equity in undistributed income of subsidiaries	(5,107)	(5,325)	(3,620)
Change in prepaid expenses and other receivables	(410)	300	265
Change in accrued expenses and other liabilities	331	23	(123)
Other	1	(2)	(482)
Net cash used in operating activities	(1,771)	(1,146)	(1,903)
Investing activities:			
Net decrease in loans	—	—	5
Increase in investment in subsidiaries	(1,085)	(181)	(13,000)
Additions to premises and equipment, net	(8)	5	(21)
Net cash used in investing activities	(1,093)	(176)	(13,016)
Financing activities:			
Proceeds from long-term borrowings	1,500	—	8,500
Proceeds from issuance of preferred stock	1,500	—	1,500
Repurchase of preferred stock	(1,750)	—	—
Proceeds from issuance of common stock	1,511	462	2,524
Amortization of discount on subordinated debentures	86	86	86
Payment of preferred stock dividends	(93)	(120)	(79)
Other, net	—	—	9
Net cash provided by financing activities	2,754	428	12,540
Net decrease in cash and cash equivalents	(110)	(894)	(2,379)
Cash and cash equivalents, beginning of year	2,977	3,871	6,250
Cash and cash equivalents, end of year	$ 2,867	$ 2,977	$ 3,871
Supplemental cash flow information:			
Interest paid	$ 1,871	$ 2,172	$ 2,050
Income tax payments received from subsidiary bank(s), net of income taxes paid	$ 512	$ 903	$ 1,563

30 QUARTERLY FINANCIAL DATA (UNAUDITED, IN THOUSANDS, EXCEPT SHARES AND EPS):

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 7,859	$ 6,954	$ 7,376	$ 7,952
Interest expense	3,489	3,379	3,518	3,714
Net interest income	4,370	3,575	3,858	4,238
Provision for credit losses	—	—	—	175
Net interest income after provision for credit losses	4,370	3,575	3,858	4,063
Noninterest income	6,007	6,055	5,598	5,790
Noninterest expense	7,887	8,663	9,367	8,851
Income before income taxes	2,490	967	89	1,002
Income tax provision (benefit)	677	261	(34)	240
Net income	$ 1,813	$ 706	$ 123	$ 762
Dividends on preferred stock	$ 30	$ 30	$ 5	$ 28
Net income attributable to common stockholders	$ 1,783	$ 676	$ 118	$ 734
Basic earnings per common share:				
Basic earnings per common share	$ 0.65	$ 0.24	$ 0.04	$ 0.26
Diluted earnings per common share:				
Diluted earnings per common share	$ 0.63	$ 0.23	$ 0.04	$ 0.25
Average common shares:				
Basic	2,757,882	2,793,045	2,839,309	2,863,065
Diluted	2,852,315	2,882,567	2,927,476	2,921,794

Unaudited – see accompanying accountant's report.

	2003			
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Interest income	$ 7,468	$ 7,265	$ 6,734	$ 7,179
Interest expense	4,026	3,897	3,697	3,648
Net interest income	3,442	3,368	3,037	3,531
Provision for credit losses	775	400	300	—
Net interest income after provision for credit losses	2,667	2,968	2,737	3,531
Noninterest income	5,219	5,411	5,402	4,780
Noninterest expense	6,454	6,701	6,834	7,301
Income before income taxes	1,432	1,678	1,305	1,010
Income tax provision (benefit)	415	504	389	273
Net income	$ 1,017	$ 1,174	$ 916	$ 737
Dividends on preferred stock	$ 30	$ 30	$ 30	$ 30
Net income attributable to common stockholders	$ 987	$ 1,144	$ 886	$ 707
Basic earnings per common share:				
Basic earnings per common share	$ 0.37	$ 0.42	$ 0.33	$ 0.26
Diluted earnings per common share:				
Diluted earnings per common share	$ 0.36	$ 0.41	$ 0.32	$ 0.25
Average common shares:				
Basic	2,701,274	2,703,071	2,706,323	2,711,620
Diluted	2,731,213	2,758,171	2,766,118	2,803,674

Unaudited – see accompanying accountant's report.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below under the captions "Income Statement Data" and "Balance Sheet Data" as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the historical audited consolidated financial statements of the Company. The Consolidated Balance Sheets as of December 31, 2004, 2003, 2002, 2001 and 2000, and the related Consolidated Statements of Income, Comprehensive Income, Stockholders' Equity and Cash Flows for each of the five years in the period ended December 31, 2004 were audited by KPMG LLP, independent public accountants. The financial data below should be read in conjunction with and is qualified by the Consolidated Financial Statements and the notes thereto.

The adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") in 2003, which requires that the expense associated with BNCCORP's subordinated debentures be included in interest expense, is reflected as such in all applicable periods in the table below.

The data presented in the table below includes the financial performance of Milne Scali since its acquisition in April 2002. The data presented in the table below also includes the financial performance of our other acquisitions since their respective acquisition dates. Additionally, the financial performance of the Bank's Fargo, North Dakota branch (which was sold on September 30, 2003) is not reflected in the data below. All data presented is from continuing operations as of and for all periods presented.

SELECTED FINANCIAL DATA (1)

	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except share and per share data)				
Income Statement Data:					
Total interest income	$ 30,141	$ 28,646	$ 31,818	$ 37,586	$ 40,658
Total interest expense	14,100	15,268	18,736	24,033	27,679
Net interest income	16,041	13,378	13,082	13,553	12,979
Provision for credit losses	175	1,475	1,202	1,699	1,202
Noninterest income	23,450	20,812	16,296	8,714	7,683
Noninterest expense	34,768	27,290	25,329	18,182	15,821
Income tax provision	1,144	1,581	822	691	1,183
Income from continuing operations	$ 3,404	$ 3,844	$ 2,025	$ 1,695	$ 2,456
Balance Sheet Data: (at end of period)					
Total assets	$ 673,710	$ 621,477	$ 602,228	$ 555,967	$ 547,447
Investments	235,916	262,568	208,072	211,801	253,566
Federal Reserve Bank and Federal Home Loan Bank stock	7,541	7,596	7,071	7,380	9,619
Loans held for sale	60,197	—	—	—	—
Loans held for investment, net of unearned income	293,814	283,555	335,794	297,924	252,753
Allowance for credit losses	(3,335)	(4,763)	(5,006)	(4,325)	(3,588)
Total deposits	455,343	395,942	398,245	375,277	330,894
Short-term borrowings	33,697	31,833	28,120	760	33,228
Federal Home Loan Bank advances	97,200	112,200	97,200	117,200	117,200
Long-term borrowings	10,079	8,640	8,561	13	12,642
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,509	22,397	22,326	22,244	7,606
Common stockholders' equity	42,596	38,686	36,223	30,679	29,457
Book value per common share outstanding	$ 14.77	$ 14.07	$ 13.41	$ 12.79	$ 12.30

	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except share and per share data)				
Earnings Performance / Share Data (1):					
Return on average total assets	0.54%	0.64%	0.36%	0.31%	0.47%
Return on average common stockholders' equity	8.01%	9.92%	5.77%	5.51%	10.02%
Net interest margin	2.86%	2.47%	2.51%	2.63%	2.65%
Net interest spread	2.72%	2.29%	2.29%	2.25%	2.35%
Basic earnings per common share (1)	$ 1.18	$ 1.38	$ 0.74	$ 0.71	$ 1.02
Diluted earnings per common share (1)	$ 1.14	$ 1.35	$ 0.74	$ 0.70	$ 1.02
Cash dividends per common share	—	—	—	—	—
Cash dividends per preferred share	$ 700.00	$ 800.00	$ 526.67	—	—
Total cash dividends – preferred stock	$ 93	$ 120	$ 79	—	—
Average common shares outstanding	2,813,531	2,705,602	2,611,629	2,395,353	2,397,356
Average common and common equivalent shares	2,896,241	2,764,816	2,628,798	2,421,113	2,398,553
Shares outstanding at yearend	2,884,876	2,749,196	2,700,929	2,399,170	2,395,030
Balance Sheet and Other Key Ratios (1):					
Nonperforming assets to total assets	0.08%	1.28%	1.27%	0.80%	0.12%
Nonperforming loans to total loans	0.19%	2.80%	2.27%	1.47%	0.23%
Net loan charge-offs to average loans	(0.58)%	(0.56)%	(0.17)%	(0.33)%	(0.20)%
Allowance for credit losses to total loans	1.14%	1.68%	1.49%	1.45%	1.42%
Allowance for credit losses to nonperforming loans	607%	60%	66%	99%	619%
Average common stockholders' equity to average total assets	6.50%	6.25%	5.93%	5.64%	4.71%

(1) From continuing operations for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following table summarizes income from continuing operations, net income and basic and diluted earnings per share for the 12 months ended December 31 (amounts in thousands):

	2004	2003	2002
Income from continuing operations	$ 3,404	$ 3,844	$ 2,025
Net income	3,404	3,844	2,039
Basic earnings per common share	1.18	1.38	0.75
Diluted earnings per common share	1.14	1.35	0.75

EXECUTIVE SUMMARY - 2004 VS. 2003. The following information highlights key developments during 2004:

- 2004 net income was $3.40 million ($1.14 per share on a diluted basis) compared with $3.84 million ($1.35 per share) for 2003.
- Our insurance segment again provided a significant contribution to 2004 profitability.
- Net interest income for 2004 rose $2.66 million to $16.04 million compared with $13.38 million in 2003 primarily due to an increase in interest income, a decrease in interest expense and a decrease in the cost of interest-bearing liabilities.
- Noninterest income for 2004 rose $2.64 million to $23.45 million compared with $20.81 million in 2003.
- Noninterest income represented 59.4 percent of gross revenues in 2004 compared with 60.9 percent in 2003.
- Insurance commission income accounted for $17.49 million, or 74.6 percent of noninterest income, compared with $14.57 million, or 70.0 percent in 2003.
- Net interest margin widened to 2.86 percent in 2004 compared with 2.47 percent in 2003.
- Noninterest expense rose 27.4 percent to $34.77 million for 2004 compared with $27.29 million for 2003. The increase primarily reflected costs associated with expanded banking operations in Arizona and Minnesota along with expanded insurance operations in Arizona, Colorado and Utah. $688,000 of the increase related to the termination of employment of a former officer of Milne Scali. The payment represented the acceleration of the remaining salary due under his multi-year employment contract.
- Total assets reached $673.71 million at December 31, 2004 compared with $621.48 million one year earlier.

- Total loans held for sale were $60.20 million at December 31, 2004, a result of the inception of mortgage loan and student loan financing programs during 2004.
- Total loans held for investment increased $10.26 million in 2004, to $293.81 million.
- The provision for credit losses was $175,000 in 2004 compared to $1.48 million in 2003, the reduction reflecting a significant reduction in nonperforming loans during 2004.
- Nonperforming loans declined to $549,000 at December 31, 2004 from $7.95 million at December 31, 2003 primarily reflecting the full pay-off of a $4.5 million loan and the resolution of a $2.2 million loan that resulted in a charge-off of $1.2 million (of which $975,000 was reserved for at December 31, 2003).
- Loan charge-offs were $1.88 million in 2004 compared with $1.82 million in 2003 with $1.2 million of the charge-offs related to the $2.2 million loan referred to above.
- The ratio of the allowance for credit losses to total nonperforming loans was 607 percent at December 31, 2004 compared with 60 percent at December 31, 2003.
- Investment securities available for sale declined $26.65 million to $235.92 million at December 31, 2004 compared with $262.57 million one year earlier.
- Core deposits increased $30.8 million, or 8.4 percent over the 12-month period ended December 31, 2004. The growth was primarily attributable to our Arizona market and our new branch office in Golden Valley, Minnesota.
- Noninterest-bearing deposits increased $18.7 million, or 41.7 percent over the 12-month period ended December 31, 2004.
- Total deposits increased $59.40 million to $455.34 million at December 31, 2004 compared with $395.94 million at December 31, 2004.
- Total common stockholders' equity was approximately $42.60 million at December 31, 2004, equivalent to book value per common share of $14.77 (tangible book value per common share of $4.42).

During 2004, we continued to take actions which we believe will strengthen the performance of our core businesses.

In banking, we opened our Golden Valley, Minnesota branch office and completed our acquisition of a mortgage banking operation. In insurance, we increased the volume of insurance commission income and made acquisitions in several different market areas.

We believe that we have achieved our goal of building a diversified business base, which has long been a cornerstone of our strategy. We believe each of our core businesses is well defined and well positioned to serve the needs of our customers, while contributing to our long-term corporate financial performance and share value creation.

Looking forward to 2005, we hope to continue to derive benefits from our investments in expanding our banking and insurance operations, and implementing programs to encourage cross-selling across all of our business lines.

RESULTS OF OPERATIONS

Net Interest Income. Net interest income, the difference between total interest income earned on interest-earning assets and total interest expense paid on interest-bearing liabilities, is the banking segment's primary source of earnings. The amount of net interest income is affected by changes in the volume and mix of earning assets, the level of rates earned on those assets, the volume and mix of interest-bearing liabilities and the level of rates paid on those liabilities.

The following table sets forth, for the periods indicated, certain information relating to our average balance sheet and reflects the yield on average assets and cost of average liabilities. Such yields and costs are derived by dividing income and expense by the average balance of assets and liabilities. All average balances have been derived from monthly averages, which are indicative of daily averages.

ANALYSIS OF AVERAGE BALANCES, INTEREST AND YIELDS/RATES [(1)]

	For the Years ended December 31,								
	2004			2003			2002		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
	(dollars in thousands)								
Assets									
Federal funds sold/interest-bearing due from	$ 495	$ 8	1.62%	$ 1,447	$ 11	0.76%	$ 3,795	$ 66	1.74%
Taxable investments	236,854	9,664	4.08%	203,051	7,803	3.84%	193,972	9,997	5.15%
Tax-exempt investments	34,538	1,604	4.64%	32,982	1,535	4.65%	19,979	977	4.89%
Loans held for sale	15,818	718	4.54%	—	—		—	—	
Loans and leases held for investment (2)	276,653	18,147	6.56%	308,115	19,297	6.26%	307,227	20,778	6.76%
Allowance for credit losses	(3,757)	—		(4,909)	—		(4,579)	—	
Total interest-earning assets (3)	560,601	30,141	5.38%	540,686	28,646	5.30%	520,394	31,818	6.11%
Noninterest-earning assets:									
Cash and due from banks	11,938			11,733			13,706		
Other	63,600			48,249			34,946		
Total assets from continuing operations	636,139			600,668			569,046		
Assets from discontinued Fargo branch	—			—			22,258		
Total assets	$636,139			$600,668			$591,304		
Liabilities and Stockholders' Equity									
Deposits:									
Interest checking and money market accounts	$198,992	2,130	1.07%	$186,796	2,189	1.17%	$174,108	2,849	1.64%
Savings	6,695	47	0.70%	6,052	51	0.84%	4,511	39	0.86%
Certificates of deposit:									
Under $100,000	95,509	2,439	2.55%	94,820	3,012	3.18%	104,964	4,068	3.88%
$100,000 and over	58,625	1,916	3.27%	55,928	2,186	3.91%	73,639	3,286	4.46%
Total interest-bearing deposits	359,821	6,532	1.82%	343,596	7,438	2.16%	357,222	10,242	2.87%
Borrowings:									
Short-term borrowings	29,663	519	1.75%	21,942	382	1.74%	7,799	141	1.81%
FHLB advances	109,195	4,898	4.49%	111,777	5,333	4.77%	97,711	6,214	6.36%
Long-term borrowings	9,371	393	4.19%	8,623	387	4.49%	6,063	310	5.11%
Subordinated debentures	22,239	1,758	7.91%	22,141	1,728	7.80%	22,056	1,829	8.29%
Total interest-bearing liabilities	530,289	14,100	2.66%	508,079	15,268	3.01%	490,851	18,736	3.82%
Noninterest-bearing demand accounts	52,822			40,022			33,951		
Total deposits and interest-bearing liabilities	583,111			548,101			524,802		
Other noninterest-bearing liabilities	10,551			13,542			11,336		
Liabilities from discontinued Fargo branch	—			—			20,476		
Total liabilities	593,662			561,643			556,614		
Stockholders' equity	42,477			39,025			34,690		
Total liabilities and stockholders' equity	$636,139			$600,668			$591,304		
Net interest income		$16,041			$13,378			$13,082	
Net interest spread			2.72%			2.29%			2.29%
Net interest margin (4)			2.86%			2.47%			2.51%
Ratio of average interest-earning assets to average interest-bearing liabilities	105.72%			106.42%			106.02%		

(1) From continuing operations for all periods presented.

(2) Average balances of loans and leases include nonaccrual loans and leases, and are presented net of unearned income. Loan fee amortization totaling approximately $2.0, $1.5 and $1.3 million is included in loan interest income for the 12-month periods ended December 31, 2004, 2003 and 2002, respectively.

(3) Tax-exempt income has not been presented on a taxable equivalent basis. Tax-exempt income of $1.6 and $1.5 million and $982,000 was recognized during the years ended December 31, 2004, 2003 and 2002, respectively.

(4) Net interest margin equals net interest income divided by average interest-earning assets for the period.

The following table illustrates, for the periods indicated, the dollar amount of changes in our interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate:

ANALYSIS OF CHANGES IN NET INTEREST INCOME (1)

	For the Years Ended December 31,					
	2004 COMPARED TO 2003			2003 COMPARED TO 2002		
	CHANGE DUE TO			CHANGE DUE TO		
	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
	(in thousands)					
Interest Earned on Interest-Earning Assets						
Federal funds sold/interest-bearing due from	$ 4	$ (7)	$ (3)	$ (30)	$ (25)	$ (55)
Taxable investments	1,358	503	1,861	493	(2,687)	(2,194)
Tax-exempt investments	72	(3)	69	603	(45)	558
Loans held for sale	665	1	666	—	—	—
Loans held for investment	(2,065)	967	(1,098)	60	(1,541)	(1,481)
Total increase (decrease) in interest income	34	1,461	1,495	1,126	(4,298)	(3,172)
Interest Expense on Interest-Bearing Liabilities						
Interest checking and money market accounts	181	(240)	(59)	228	(888)	(660)
Savings	7	(11)	(4)	13	(1)	12
Certificates of Deposit:						
Under $100,000	22	(595)	(573)	(368)	(688)	(1,056)
$100,000 and over	112	(382)	(270)	(726)	(374)	(1,100)
Short-term borrowings	135	1	136	246	(5)	241
FHLB advances	(121)	(314)	(435)	1,198	(2,079)	(881)
Long-term borrowings	25	(19)	6	108	(31)	77
Subordinated debentures	8	23	31	7	(108)	(101)
Total increase (decrease) in interest expense	369	(1,537)	(1,168)	706	(4,174)	(3,468)
Increase (decrease) in net interest income	$ (335)	$ 2,998	$ 2,663	$ 420	$ (124)	$ 296

(1) From continuing operations for all periods presented.

Year ended December 31, 2004 compared to year ended December 31, 2003. Net interest income increased $2.7 million, or 19.9 percent, and totaled $16.0 million for 2004. Net interest spread and net interest margin adjusted to 2.72 and 2.86 percent, respectively, for the 12-month period ended December 31, 2004 from 2.29 and 2.47, respectively, for the 12-month period ended December 31, 2003.

Net interest income and margin for the 12-month period ended December 31, 2004 were favorably impacted by the recovery of cash basis interest income of approximately $408,000 on a $4.5 million loan that had been classified as nonaccrual at December 31, 2003 and was paid in full during the first quarter of 2004. Net interest income and margin for the 12-month period ended December 31, 2003 were negatively impacted by the charge-off of interest income of approximately $287,000 on the same loan, Additionally, net interest income and margin for the 12-month periods ended December 31, 2004 and 2003 were slightly impacted by derivative contract-related transactions during the periods which decreased net interest income by $55,000 and $80,000, respectively. Without these interest income variances and derivative transactions, net interest margin for the 2004 and 2003 periods would have been 2.80 percent and 2.54 percent, respectively.

The remaining fair value of our interest rate cap contracts on December 31, 2004 was $1,000. Therefore, net interest income in future periods can only be negatively affected to that amount if the fair value of the contracts were required to be written to $0. If the fair value of the derivative contracts were to be increased in future periods due to increases in three-month LIBOR (the rate upon which our current cap contracts are based), this would have a favorable effect on net interest income in those future periods as favorable adjustments to the fair value of the contracts would be reflected as reduced interest expense.

The following condensed information summarizes the major factors combining to create the changes to net interest income, spread and margin during 2004 as compared to 2003. Lettered explanations following the summary describe causes of the changes in these major factors.

NET INTEREST INCOME ANALYSIS – 2004 VS. 2003 (1)

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003	Change	
	(amounts in millions)			
Total interest income increased	$ 30.1	$ 28.6	$ 1.5	5.2%
Due to:				
Increase in average earning assets	$ 560.6	$ 540.7	$ 19.9	3.7%
Driven by:				
Increase in average loans held for sale (a)	$ 15.8	—	$ 15.8	—
Increase in average investments (b)	$ 271.4	$ 236.0	$ 35.4	15.0%
Offset by:				
Decrease in average loans held for investment (c)	$ 276.7	$ 308.1	$ (31.4)	(10.2)%
The overall increase in average earning assets was coupled with:				
Increase in yield on interest-earnings assets	5.38%	5.30%	0.08%	1.5%
Driven by:				
Increase in yield on loans held for investment (d)	6.56%	6.26%	0.30%	4.8%
Increase in yield on investments (e)	4.15%	3.96%	0.19%	4.8%
Total interest expense decreased	$ 14.1	$ 15.3	$ (1.2)	(7.8)%
Due to:				
Decrease in cost of interest-bearing liabilities	2.66%	3.01%	(0.35)%	(11.6)%
Driven by:				
Decrease in cost of interest-bearing deposits (f)	1.82%	2.16%	(0.34)%	(15.7)%
Decrease in cost of borrowings (g)	4.44%	4.76%	(0.32)%	(6.7)%
These decreases were offset by:				
Increase in average interest-bearing liabilities	$ 530.2	$ 508.1	$ 22.2	4.4%
Driven by:				
Increase in average borrowings (h)	$ 170.5	$ 164.5	$ 6.0	3.6%
Increase in average interest-bearing deposits (i)	$ 359.8	$ 343.6	$ 16.2	4.7%

(1) From continuing operations for all periods presented.

(a) Average loans held for sale increased due to mortgage loan and student loan financing programs initiated during 2004.

(b) Although period end investments available for sale decreased $26.7 million between December 31, 2003 and December 31, 2004, average investments for the 12-month period ended December 31, 2004 increased $35.4 million. Total investments at December 31, 2003 were $262.6 million. Outstanding investments were increased to $288.4 million at March 31, 2004 to replace a reduction in loans held for investment that occurred due to general planned loan payoffs of approximately $15.0 million, general pay downs on revolving lines of credit of approximately $8.4 million and the payoff of a $4.5 million loan that was on nonaccrual status at December 31, 2003. Investments available for sale ended June 30, 2004 at $263.4 million and September 30, 2004 at $236.3 million. Over $30.0 million of investments available for sale were sold during September 2004 and the proceeds were used to fund other earning assets, particularly mortgage loans and student loans held for sale.

(c) Average loans held for investment during 2004 declined despite an increase in period end loans between December 31, 2003 and December 31, 2004. Loans held for investment declined in early 2004 to a low of $254.0 million at March 31, 2004 but finished out the year with increases ending at $294.7 million at December 31, 2004. Average loans held for investment were as low as $261.2 million in April 2004 compared with $303.6 million in December 31, 2004.

(d) Our increased loan yield reflects the Federal Reserve interest rate increases during 2004. The daily average prime rate in 2004 was 4.35 percent as compared to 4.12 percent for 2003. The higher prime rate caused floating rate loans to reprice at higher rates and new loans, which, as discussed above, came on primarily in the second half of 2004, to be originated at higher interest rate levels.

(e) The increased yield on investments reflects the higher interest rate environment during 2004 combined with the lower levels of prepayments on mortgage-backed securities and collateralized mortgage obligations relative to 2003. During 2004, lower premium amortization ($2.9 million versus $4.1 million in 2003) helped generate higher yields in the investment portfolio.

(f) The decrease in cost of interest-bearing deposits reflects our efforts to contain deposit costs during a rising rate environment in 2004. The decrease also reflects a full year of benefit of rate decreases at the end of 2003. Additionally, during 2003, new certificates of deposit and repricing certificates of deposit priced at lower rates that then reduced the cost of deposits going forward into 2004.

(g) The decrease in cost of borrowings was primarily a result of a decrease in the average cost of FHLB borrowings. $15 million of FHLB advances priced at a weighted average rate of 4.77 matured during 2004.

(h) The increase in average borrowings is primarily attributable to higher use of Federal funds purchased and the $1.5 million increase in our long-term borrowings that occurred during 2004.

(i) The increase in average interest-bearing deposits is primarily attributable to the increase in average interest checking and money market accounts due to growth in our Wealthbuilder family of deposit products. The growth was generated primarily in the Arizona market with some growth attributable to our new Golden Valley, Minnesota branch office.

Year ended December 31, 2003 compared to year ended December 31, 2002. Net interest income increased $296,000, or 2.3 percent, and totaled $13.4 million for 2003. Net interest spread and net interest margin adjusted to 2.29 and 2.47 percent, respectively, for the 12-month period ended December 31, 2003 from 2.29 and 2.51, respectively, for the 12-month period ended December 31, 2002.

Net interest income and margin for the 12-month period ended December 31, 2003 were impacted by the charge-off of interest income of approximately $287,000 on the loan discussed earlier. Net interest income for the 12-month periods ended December 31, 2003 and 2002 also reflected mark-to-market losses on the value of derivative contracts, which decreased net interest income by $80,000 and $779,000, respectively. Without the interest income charged off and the mark-to-market adjustments on these derivative contracts for the two periods, net interest margin would have been 2.54 percent for the 12 months ended December 31, 2003 and 2.66 percent for the 12 months ended December 31, 2002.

The following condensed information summarizes the major factors combining to create the changes to net interest income, spread and margin during 2003 as compared to 2002. Lettered explanations following the summary describe causes of the changes in these major factors.

NET INTEREST INCOME ANALYSIS – 2003 VS. 2002 (1)

	For the Years Ended December 31, 2003	For the Years Ended December 31, 2002	Change	Change
	(amounts in millions)			
Total interest income decreased	$ 28.7	$ 31.8	$ (3.1)	(10)%
Due to:				
Decrease in yield on interest-earnings assets	5.30%	6.11%	(0.81)%	(13)%
Driven by:				
Decrease in yield on loans (a)	6.26%	6.76%	(0.50)%	(7)%
Decrease in yield on investments (b)	3.96%	5.13%	(1.17)%	(23)%
The decreases in yield on interest-earning assets were offset by:				
Increase in average earning assets	$ 540.7	$ 520.4	$ 20.3	4%
Driven by:				
Increase in average loans (c)	$ 308.1	$ 307.2	$ 0.9	0%
Increase in average investments (d)	$ 236.0	$ 214.0	$ 22.0	10%
Total interest expense decreased	$ 15.3	$ 18.7	$ (3.4)	(18)%
Due to:				
Decrease in cost of interest-bearing liabilities	3.01%	3.82%	(0.81)%	(21)%
Driven by:				
Decrease in cost of interest-bearing deposits (e)	2.16%	2.87%	(0.71)%	(25)%
Decrease in cost of borrowings (f)	4.76%	6.36%	(1.60)%	(25)%
These decreases were coupled with:				
Increase in average interest-bearing liabilities	$ 508.1	$ 490.9	$ 17.2	4%
Driven by:				
Increase in average borrowings (g)	$ 164.5	$ 133.6	$ 30.9	23%
Offset by:				
Decrease in average interest-bearing deposits (h)	$ 343.6	$ 357.2	$ (13.6)	(4)%

(1) From continuing operations for all periods presented.

(a) Our decreased loan yield is reflective of the lower interest rate environment during 2003. The lower rate environment was caused by several Federal Reserve reductions in the Federal funds target rate causing prime rate to decrease significantly during 2001 and continuing into 2002 and 2003. The daily average prime rate in 2003 was 4.12 percent as compared to 4.68 percent for 2002. The lower prime rate caused floating rate loans to reprice at lower levels and new loans to be originated at interest rate levels lower than those originated in the prior period.

(b) The decreased yield on investments was also reflective of the lower interest rate environment during 2003.

(c) Average loans remained relatively stable during 2003 in spite of a significant decline in period end loans at December 31, 2003 versus December 31, 2002.

(d) Average investments increased in 2003 to maintain an acceptable average earning asset portfolio and related interest income. The increase in average investments in 2003 caused the mix in the earning asset portfolio to change resulting in downward pressure on net interest margin.

(e) The decrease in cost of interest-bearing deposits was reflective of the lower interest rate environment during 2003. Floating rate deposit accounts repriced at lower interest rate levels and certificates of deposit renewed or were originated at lower interest rate levels than those in the prior period.

(f) 2003 borrowing costs decreased due to the lower interest rate environment. The lower interest rates were reflected in decreased cost on our $15.0 million floating rate subordinated debentures, our $8.5 million floating rate loan, floating rate Federal funds purchased and repurchase agreements with customers.

(g) Average borrowings increased in 2003 due to higher average balances of Federal funds purchased, customer repurchase agreements and FHLB advances.

(h) Average deposits in 2003 decreased largely due to a $27.2 million reduction in brokered and national market certificates of deposit during the 12 months ended December 31, 2003.

Net interest income and margin in future periods may be impacted by several factors. Changes in net interest income are dependent upon the volume and mix of interest-earning assets and interest-bearing liabilities, the movement of interest rates and the level of nonperforming assets. Achieving net interest margin growth is dependent on our ability to generate higher-yielding assets and lower cost funding sources such as deposits and borrowings. If variable index rates, such as the prime rate, were to decline, we could experience compression of our net interest margin depending upon the timing and amount of any reductions, as it is possible that interest rates paid on some deposits and borrowings may not decline as quickly, or to the same extent, as the decline in the yield on interest-rate-sensitive assets such as commercial and other loans. Competition for checking, savings and money market deposits, important sources of lower cost funds for us, is intense. We could also experience net interest margin compression if rates paid on deposits and borrowings increase, or as a result of new pricing strategies and lower rates offered on loan products in response to competitive pressures, rates on interest-bearing liabilities increase faster, or to a greater extent, than the increase in the yield on interest-rate-sensitive assets. The level and nature of the impact cannot be precisely ascertained. Federal Reserve actions in response to economic developments can vary causing prime and other rates to adjust and, in some cases, immediately impact our interest-earning assets and interest-bearing liabilities.

These factors, including the competitive environment in the markets in which we operate, the multitude of financial and investment products available to the public and the monetary policies of the Federal Reserve, can materially impact our operating results. Therefore, we cannot predict, with any degree of certainty, prospects for net interest income and net interest margin in future periods. See "Quantitative and Qualitative Disclosures About Market Risk," for information relating to the impact of fluctuating interest rates on our future net interest income prospects.

Provision for Credit Losses. We determine a provision for credit losses which we consider sufficient to maintain our allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The provision for credit losses for the year ended December 31, 2004 was $175,000 as compared to $1.5 million in 2003 and $1.2 million in 2002. Net loan and lease charge-offs were $1.9 million, or 0.58 percent of average loans and leases in 2004 compared with $1.8 million, or 0.56 percent in 2003 and $521,000, or 0.17 percent in 2002. The decrease in the provision for credit losses in 2004 reflected the resolution of a significant amount of nonperforming loans that were reserved for at December 31, 2003 and were reduced to $549,000 at December 31, 2004 from $8.0 million at December 31, 2003. Of the $1.9 million of charge-offs in 2004, $1.2 million related to one commercial loan. $975,000 had been reserved for on that loan at December 31, 2003.

The provision for credit losses is calculated as part of the determination of the allowance for credit losses and the related provision for credit losses is a critical accounting policy which involves consideration of a number of factors such as loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies in the loan and lease portfolio, the value of underlying collateral on problem loans, general economic conditions and our assessment of credit risk in the current loan and lease portfolio. Periodic fluctuations in the provision for credit losses result from our assessment of the adequacy of the allowance for credit losses; however, actual loan losses may vary from current estimates.

The allowance for loan losses totaled $3.3 million at December 31, 2004 compared with $4.8 and $5.0 million at December 31, 2003 and 2002, respectively. See Note 1 to the Consolidated Financial Statements, "-Financial Condition-Loan Portfolio-Allowance for Credit Losses" and "-Critical Accounting Policies" for further discussion of the components of the allowance for credit losses, our systematic methodology for determining the adequacy of the allowance and additional data pertaining to charge-offs, recoveries and other related information.

Noninterest Income. Noninterest income, primarily driven by insurance commissions, is becoming a more significant source of revenues for us as we continue to emphasize our goal of focusing on local relationship banking and providing a broad range of financial products and services that will meet the needs of our customers, both commercial and consumer. Our noninterest income increased approximately $2.6 million, or 12.7 percent, in 2004 largely due to increased insurance commissions, including commissions related to acquisitions made during 2003 and 2004. Fees on loans and brokerage income increased in 2004 while service charges, trust and financial services income, net gain on sales of securities and rental income declined. Noninterest income increased approximately $4.5 million, or 27.7 percent, in 2003 largely due to a full year of insurance commission income generated by Milne Scali. Service charges, trust and financial services income and rental income also increased, while fees on loans, brokerage income and net gain on sale of securities declined.

The following table presents, for the periods indicated, the major categories of our noninterest income as well as the amount and percent of change between each of the periods presented. Related information and significant changes are discussed in lettered explanations following the table:

NONINTEREST INCOME (1)

	For the Years Ended December 31,			Increase (Decrease) 2004 – 2003		2003 – 2002		
	2004	2003	2002	$	%	$	%	
		(in thousands)						
Insurance commissions	$ 17,490	$ 14,568	$ 8,981	$ 2,922	20%	$ 5,587	62%	(a)
Fees on loans	2,175	2,022	2,169	153	8%	(147)	(7)%	(b)
Service charges	827	909	755	(82)	(9)%	154	20%	(c)
Brokerage income	538	420	1,094	118	28%	(674)	(62)%	(d)
Trust and financial services	486	1,009	751	(523)	(52)%	258	34%	(e)
Net gain on sales of securities	269	968	1,870	(699)	(72)%	(902)	(48)%	(f)
Rental income	109	212	89	(103)	(49)%	123	138%	
Other	1,556	704	587	852	121%	117	20%	(g)
Total noninterest income	$ 23,450	$ 20,812	$ 16,296	$ 2,638	13%	$ 4,516	28%	

(1) From continuing operations for all periods presented.

(a) In 2004, insurance commissions increased due to increased commission and profit sharing income at Milne Scali in Phoenix. The increase also reflected production from recent acquisitions. In 2003, insurance commissions increased due to a full year of production of Milne Scali, acquired in April 2002. Profit Sharing income (received primarily during the first quarter of each year) included in the amounts above totaled approximately $1.4 million, $990,000 and $124,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(b) The 2004 increase in fees on loans reflects fees associated with loans originated and sold, fees associated with the mortgage loan and student loan financing programs and some fees associated with commercial credit line availability. The decrease in noninterest income loan fees in 2003 primarily reflects a decline in loan generation due to reduced loan demand, which was reflective of the economic environment during 2003. Loan volume generation and the related loan fees associated with such loans can be subject to significant fluctuations making it difficult to anticipate the amount of loans that will be originated or placed and related loan fees that will be recognized in future periods.

(c) Service charges increased in 2003 as the Bank continued to increase its Wealthbuilder interest checking and money market account volume along with an increase in non-interest bearing deposits which are primarily business deposit relationships that tend to utilize a greater level of fee-based deposit services.

(d) In 2004, brokerage income increased primarily due to increased production in the Minnesota market. In 2003, brokerage income declined largely due to the Bank having fewer brokers on staff in Minnesota.

(e) The 2004 decrease in trust and financial services income is attributable to a $488,000 fee recognized in 2003 by the Bank's financial services division for management of the sale of two companies on behalf of a customer. The 2003 increase reflects the $488,000 fee. This 2003 fee income was offset by decreases in other fee income in the trust and financial services division including the loss of fee income associated with the BNC U.S. Opportunities Fund LLC, which was terminated during 2003.

(f) Net gain on sales of securities varies depending on the nature of investment securities sales transacted during the respective periods. We cannot guarantee our ability to generate realized gains in the future given the level of interest rates. In the future, the investment portfolio risk/reward management process may require us to recognize net realized losses in order to optimize the forward-looking profile of the portfolio.

(g) Other income. The 2004 increase is primarily attributable to the receipt of $527,000 by Milne Scali. The payment related to the final resolution of a reinsurance program previously associated with Milne Scali. Additionally, BOLI (bank-owned life insurance) income was approximately $464,000 during 2004 compared with approximately $183,000 during 2003. The increase in other income in 2003 as compared to 2002 is also attributable to BOLI income as the BOLI program was initiated during the second half of 2003.

Noninterest Expense. Noninterest expense increased approximately $7.5 million, or 27.4 percent, in 2004 primarily as a result of our expanding presence in the Arizona and Minnesota markets. Noninterest expense increased approximately $2.0 million, or 7.7 percent, in 2003 primarily as a result of the April 2002 Milne Scali acquisition and our expanding presence in the Arizona market.

The following table presents, for the periods indicated, the major categories of our noninterest expense as well as the amount and percent of change between each of the periods presented. Related information and significant changes are discussed in lettered explanations below the table:

NONINTEREST EXPENSE (1)

	For the Years Ended December 31,			Increase (Decrease)				
				2004 - 2003		2003 - 2002		
	2004	2003	2002	$	%	$	%	
		(in thousands)						
Salaries and employee benefits	$ 21,662	$ 16,478	$ 14,723	$ 5,184	31%	$ 1,755	12%	(a)
Occupancy	2,700	2,306	2,235	394	17%	71	3%	(b)
Depreciation and amortization	1,640	1,458	1,320	182	12%	138	10%	(c)
Professional services	1,471	1,146	1,495	325	28%	(349)	(23)%	(d)
Office supplies, telephone and postage	1,414	1,214	1,106	200	16%	108	10%	(e)
Amortization of intangible assets	1,274	1,063	881	211	20%	182	21%	(f)
Marketing and promotion	1,098	803	749	295	37%	54	7%	(g)
FDIC and other assessments	205	201	214	4	2%	(13)	(6)%	
Other	3,304	2,621	2,606	683	26%	15	1%	(h)
Total noninterest expense	$ 34,768	$ 27,290	$ 25,329	$ 7,478	27%	$ 1,961	8%	
Efficiency ratio	88.04%	79.82%	86.22%	8.22%		(6.40)%		(i)
Total operating expenses as a percent of average assets	5.47%	4.54%	4.45%	0.93%		0.09%		(j)

(1) *From continuing operations for all periods presented.*

(a) Salaries and employee benefits expenses increased in 2004 due to growth and expansion in our banking and insurance segments, particularly in our Minnesota and Arizona markets. 2004 also reflected a full year of expense associated with management talent added in late 2003 and new management team members added during 2004. 2004 also included a $688,000 payment related to the termination of employment of a former officer of our insurance subsidiary. The payment represented the acceleration of the remaining salary due under his multi-year employment contract. The 2003 increase is largely attributable to the addition of banking personnel, particularly in the Arizona market. Average full time equivalents for each year in the three-year period ended December 31, 2004 were 318, 276 and 253, respectively.

(b) Occupancy expenses increased in 2004 due to the addition of the Esplanade location in Phoenix, the Golden Valley location in Minnesota, and the Tucson, Salt Lake City, Prescott Valley and Denver insurance locations.

(c) Depreciation and amortization expenses related to fixed assets increased in 2004 due to the expansion discussed in (b) above, primarily in our Arizona and Minnesota markets. Depreciation and amortization expenses increased in 2003 due to the Milne Scali acquisition along with costs associated with additional expansion in the Arizona market.

(d) 2004 professional services expenses increased due to an increase in brokerage retainage and clearing fees (resulting from the increase in brokerage production) as well as increases in legal, software support, appraisal and recording and other consulting fees. The 2003 decrease is attributable to decreased expenses in a number of areas including brokerage clearing and retainage expense (resulting from the decrease in associated brokerage revenue), appraisal and recording fees, audit fees, other consulting fees, legal and collection fees and software support fees.

(e) 2004 office supplies, telephone and postage expenses increased due to the expansion described in (b) above, primarily in our Arizona and Minnesota markets. Increases in this line item in 2003 are associated with the Milne Scali acquisition and additional expenses associated with expansion in the Arizona market.

(f) 2004 amortization of intangible assets expenses increased primarily due to amortization of the insurance customer list intangibles added when we acquired certain assets and assumed certain liabilities of several small insurance agencies. 2003 reflects a full year of amortization of the Milne Scali customer list intangibles.

(g) Marketing and promotion expenses increased in 2004 primarily due to market expansion and the associated advertising and marketing.

(h) The 2004 increase in other noninterest expense is due to increases in several different items included in this category such as travel, other employee benefits, insurance, business meals and entertainment, dues and publications and correspondent bank charges.

(i) Noninterest expense divided by an amount equal to net interest income plus noninterest income.

(j) Total operating expenses as a percent of average assets have increased as our profile has changed from that of a traditional banking organization to an organization with a broader base of financial product and service offerings the revenues and expenses of which are generally not asset-based.

Income taxes. We recorded income tax expense of $1.1 and $1.6 million and $822,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Our effective tax rates were 25.15, 29.14 and 28.87 percent for the 12-month periods ended December 31, 2004, 2003 and 2002, respectively. The effective tax rates were lower than the statutory rates principally due to tax-exempt income on municipal securities and, for part of 2003 and all of 2004, tax-exempt income associated with $10.0 million of bank-owned life insurance.

The determination of current and deferred income taxes is a critical accounting policy which is based on complex analyses of many factors including interpretations of Federal and state income tax laws, the differences between tax and financial reporting bases of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversal of temporary differences and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities. Additional detail on income taxes is provided in Note 24 to the Consolidated Financial Statements and "-Critical Accounting Policies."

FINANCIAL CONDITION

Overview. Although subsequent sections of this discussion and analysis of financial condition address certain aspects of our major assets and liabilities in significant detail, the following two tables are presented as a general overview of the financial condition of the Company.

Total assets increased approximately $52.2 million, or 8.4 percent, between December 31, 2003 and December 31, 2004 and approximately $19.2 million, or 3.2 percent, between December 31, 2002 and December 31, 2003. Our total assets at December 31, 2004 were approximately $673.7 million.

The following table presents our assets by category as of December 31, 2004, 2003 and 2002, as well as the amount and percent of change between the dates. Significant changes are discussed in lettered notes following the table (amounts are in thousands):

ASSETS

	As of December 31,			Increase (Decrease) 2004 – 2003		2003 - 2002		
	2004	2003	2002	$	%	$	%	
Cash and due from banks	$ 11,867	$ 12,520	$ 16,978	$ (653)	(5)%	$ (4,458)	(26)%	(a)
Interest-bearing deposits with banks	14	—	159	14	—	(159)	(100)%	
Investment securities available for sale	235,916	262,568	208,072	(26,652)	(10)%	54,496	26%	(b)
Federal Reserve Bank and Federal Home Loan Bank stock	7,541	7,596	7,071	(55)	(1)%	525	7%	
Loans held for sale	60,197	—	—	60,197	—	—	—	(c)
Loans and leases held for investment, net	290,479	278,792	330,788	11,687	4%	(51,996)	(16)%	(d)
Premises and equipment, net	21,799	18,570	11,100	3,229	17%	7,470	67%	(e)
Interest receivable	2,686	2,462	2,856	224	9%	(394)	(14)%	
Other assets	13,357	15,507	4,119	(2,150)	(14)%	11,388	276%	(f)
Goodwill	21,779	15,089	12,210	6,690	44%	2,879	24%	(g)
Other intangible assets, net	8,075	8,373	8,875	(298)	(4)%	(502)	(6)%	
Total assets	$ 673,710	$ 621,477	$ 602,228	$ 52,233	8%	$ 19,249	3%	

(a) The 2003 decrease in cash and due from banks is primarily attributable to an account reclassification program that was implemented during 2003 and results in the Bank holding less cash at the Federal Reserve.

(b) During 2004, we purchased $89.9 million of investment securities while we sold $74.4 million and there were $38.0 million of investment securities that matured and were paid off. We used the proceeds from the investment security sales and maturities to fund some of the loans held for sale discussed in (c) below as well as real estate construction and commercial and industrial loans discussed in (d) below. During 2003, investment securities available for sale increased as loan volume decreased (see (d) below) and we maintained a somewhat static earning asset portfolio.

(c) Loans held for sale at December 31, 2004 represent loans originated under mortgage loan and student loan financing programs initiated during 2004.

(d) Loans held for investment increased during the second half of 2004 due to increases in real estate construction and commercial and industrial loans. Loan volume in 2003 was negatively impacted by planned loan reductions and the completion of some financed commercial real estate projects. The loan reductions were not offset by loan growth due to a lack of loan demand driven by economic conditions during the year. It is difficult to predict, with any degree of certainty, loan volume in future periods.

(e) The 2004 increase in premises and equipment is primarily attributable to our renovation of a banking facility in Golden Valley, Minnesota, some additional upgrading of our location at 322 East Main Avenue in Bismarck, the purchase of land and a building in Tucson and the purchase of land for a future bank site in Shakopee, Minnesota. The 2003 increase is attributable to the purchase of the Milne Scali building in Phoenix, Arizona in March 2003 for its appraised value of $3.9 million, the construction of a facility in Scottsdale, Arizona, leasehold improvements related to the relocation of our office at 2725 East Camelback Road, Phoenix to 2425 East Camelback Road, the purchase of property in Golden Valley, Minnesota and some improvements to our office building at 322 East Main Avenue, Bismarck, North Dakota.

(f) The 2003 increase in other assets is primarily attributable to the purchase of $10.0 million of bank-owned life insurance during the third quarter of 2003.

(g) Goodwill increased during 2004 due to the payment of the remaining earnout payments related to the Milne Scali acquisition and goodwill generated by three insurance agency acquisitions and a mortgage company acquisition. Goodwill increased in 2003 due to a $2.3 million earnout payment related to the purchase of Milne Scali and the purchase of IASW in December 2003.

Our total liabilities increased approximately $48.6 million, or 8.4 percent, between December 31, 2003 and December 31, 2004 and increased $16.8 million, or 3.0 percent, between December 31, 2002 and December 31, 2003. Total liabilities at December 31, 2004 were approximately $629.9 million. Stockholders' equity was approximately $43.8, $40.2 and $37.7 million at December 31, 2004, 2003 and 2002, respectively.

The following table presents our liabilities and stockholders' equity by category as of December 31, 2004, 2003 and 2002, as well as the amount and percent of change between the dates. Significant changes are discussed in lettered notes following the table (amounts are in thousands):

LIABILITIES, SUBORDINATED DEBENTURES AND STOCKHOLDERS' EQUITY

	As of December 31,			Increase (Decrease) 2004 - 2003		2003 - 2002		
	2004	2003	2002	$	%	$	%	
Deposits:								
Noninterest-bearing	$ 63,386	$ 44,725	$ 44,362	$ 18,661	42%	$ 363	1%	(a)
Interest-bearing –								
Savings, interest checking and money market	210,887	215,525	187,531	(4,638)	(2)%	27,994	15%	(b)
Time deposits $100,000 and over	83,952	46,569	64,905	37,383	80%	(18,336)	(28)%	(c)
Other time deposits	97,118	89,123	101,447	7,995	9%	(12,324)	(12)%	(d)
Short-term borrowings	33,697	31,383	28,120	2,314	7%	3,263	12%	(e)
FHLB advances	97,200	112,200	97,200	(15,000)	(13)%	15,000	15%	(f)
Long-term borrowings	10,079	8,640	8,561	1,439	17%	79	1%	(g)
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,509	22,397	22,326	112	1%	71	0%	
Other liabilities	11,036	10,729	10,053	307	3%	676	7%	
Total liabilities	629,864	581,291	564,505	48,573	8%	16,786	3%	
Stockholders' equity	43,846	40,186	37,723	3,660	9%	2,463	7%	(h)
Total	$ 673,710	$ 621,477	$ 602,228	$ 52,233	8%	$ 19,249	3%	

(a) Noninterest-bearing deposits increased in 2004 primarily due to growth in our Arizona and Minnesota markets. Noninterest-bearing deposits can also fluctuate significantly on a daily basis due to transactions associated primarily with commercial customers.

(b) The 2003 increase in savings, interest checking and money market deposits was attributable to the popularity of our Wealthbuilder deposit products and reflects deposit growth primarily in the Arizona market.

(c) Brokered and national market certificates of deposit were $55.6 million at December 31, 2004 compared with $30.2 million at December 31, 2003. Additionally, deposits in the CDARSsm deposit program totaled $16.8 million at December 31, 2004 compared with $1.4 million at December 31, 2003. At December 31, 2002, brokered and national market certificates of deposit totaled $58.7 million.

(d) The 2004 increase in other time deposits represents core deposit growth, primarily in our Arizona and Minnesota markets. The 2003 decline is partially attributable to the $27.2 million decrease in brokered and national market certificates of deposit. Additionally, time deposits declined partly because a number of certificates of deposit, held by credit unions and other financial institutions (with balances averaging $99,000) matured and the funds were not reinvested.

(e) The increase in short-term borrowings in both 2004 and 2003 is primarily due to increased Federal funds purchased at December 31, 2004 and 2003.

(f) $15.0 million of FHLB advances matured during 2004 and were replaced with other funding sources. $10.0 million of FHLB advances held at December 31, 2002 matured in January 2003 and, during the third quarter of 2003, we converted $20.0 million of short-term FHLB advances to $30.0 million of longer term FHLB advances maturing in 2005 and 2006.

(g) The 2004 increase in long-term borrowings represents an increase in the term loan at BNCCORP from $8.5 million at December 31, 2003 to $10.0 million at December 31, 2004.

(h) The 2004 increase in stockholders' equity reflects $3.4 million of earnings and $1.5 million of stock issued in acquisitions, as restricted stock and in stock option exercises offset by a $912,000 decrease in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment and $93,000 of preferred stock dividends paid during 2004. The increase in 2003 primarily reflects $3.8 million of earnings offset by a $1.7 million decrease in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment.

Investment Securities Available for Sale. Our investment policy is designed to enhance net income and return on equity through prudent management of risk, ensure liquidity for cash-flow requirements, help manage interest rate risk, ensure collateral is available for public deposits, advances and repurchase agreements and manage asset diversification. In managing the portfolio, we seek a balance between current income (yield) and future market value volatility, while simultaneously managing credit and liquidity risks. The goal of this process is to maximize our longer term profitability as well as the economic performance of the portfolio over the long-term.

Investments are centrally managed in order to maximize compliance (Federal laws and regulations place certain restrictions on the amounts and types of investments we may hold) and effectiveness of overall investing activities. The primary goal of our investment policy is to contribute to our overall profitability. The objective is to purchase and own securities and combinations of securities with good risk/reward characteristics. "Good" risk/reward securities are those identified through thorough analysis of the cash flows and potential cash flows as well as market value and potential future market value of the security in question given various interest rate scenarios. Investment strategies are developed in light of a constant view of our overall asset/liability position. As it relates to investment strategies, the focus of our Asset/Liability management committee ("ALCO") is to determine the impact of interest rate changes on both future income and market value of securities in the portfolio. See "Quantitative and Qualitative Disclosures about Market Risk," for additional information relating to the impact of fluctuating interest rates on our net interest income, including income generated by our investment securities portfolio.

The following table presents the composition of the available-for-sale investment portfolio by major category as of the dates indicated:

INVESTMENT PORTFOLIO COMPOSITION (1)

	December 31,					
	2004		2003		2002	
	AMORTIZED COST	ESTIMATED FAIR MARKET VALUE	AMORTIZED COST	ESTIMATED FAIR MARKET VALUE	AMORTIZED COST	ESTIMATED FAIR MARKET VALUE
	(in thousands)					
U.S. government agency mortgage-backed securities	$ 9,715	$ 9,877	$ 14,374	$ 14,755	$ 47,072	$ 47,576
U.S. government agency securities	981	1,036	961	1,083	4,608	5,203
Collateralized mortgage obligations	189,783	187,704	210,760	209,676	122,795	124,480
State and municipal bonds	33,390	35,301	32,909	35,056	27,276	28,815
Corporate bonds	1,941	1,998	1,939	1,998	1,938	1,998
Total investments	$ 235,810	$ 235,916	$ 260,943	$ 262,568	$ 203,689	$ 208,072

(1) From continuing operations for all periods presented.

The following table presents maturities for all securities available for sale (other than equity securities) and yields for all securities in our investment portfolio at December 31, 2004:

INVESTMENT PORTFOLIO - MATURITY AND YIELDS

	Maturing									
	WITHIN 1 YEAR		AFTER 1 BUT WITHIN 5 YEARS		AFTER 5 BUT WITHIN 10 YEARS		AFTER 10 YEARS		TOTAL	
	AMOUNT	YIELD (1)	AMOUNT	YIELD (1)	AMOUNT	YIELD (1)	AMOUNT	YIELD (1)	AMOUNT	YIELD (1)
U.S. government agency mortgage-backed securities (2) (3)	$ —	—	$ —	—	$ 393	5.54%	$ 9,322	5.87%	$ 9,715	5.86%
U.S. government agency securities (2)	981	9.71%	—	—	—	—	—	—	981	9.71%
Collateralized mortgage obligations (2) (3)	—	—	—	—	41,322	3.66%	148,461	3.99%	189,783	3.92%
State and municipal bonds (2)	—	—	1,048	8.03%	1,983	6.98%	30,359	7.04%	33,390	7.07%
Corporate bonds (2)	—	—	—	—	—	—	1,941	4.65%	1,941	4.65%
Total book value of investment securities	$ 981	9.71%	$ 1,048	8.03%	$ 43,698	3.82%	$ 190,082	4.57%	235,810	4.47%
Unrealized holding gain on securities available for sale									106	
Total investment in securities available for sale (4)									$ 235,916	4.47%

(1) Yields include adjustments for tax-exempt income; yields do not reflect changes in fair value that are reflected as a separate component of stockholders' equity (except as noted in (4) below).

(2) Based on amortized cost/book value.

(3) Maturities of mortgage-backed securities and collateralized mortgage obligations ("CMOs") are based on contractual maturities. Actual maturities may vary because obligors may have the right to call or prepay obligations with or without call or prepayment penalties.

(4) Yield reflects changes in fair value that are reflected as a separate component of stockholders' equity.

As of December 31, 2004, we had $235.9 million of available-for-sale securities in the investment portfolio as compared to $262.6 and $208.1 million at December 31, 2003 and 2002, respectively, based on fair value of the securities on those dates. During 2004, the amount of available-for-sale securities decreased $26.7 million in order to provide liquidity to fund earning asset growth in the form of loans, and, in particular, loans held for sale. In light of our overall asset/liability position, much of the decrease in available-for-sale securities was in the U.S. government agency mortgage-backed securities (down $4.9 million) and CMOs (down $22.0 million) because of their forward looking economic risk/reward profiles relative to other types of securities within the portfolio and that of other earning asset opportunities. The volume in state and municipal bonds, U.S. government agency securities and corporate bonds was relatively unchanged for the year.

During the first quarter of 2004, the available-for-sale portfolio increased $25.8 million from $262.6 million as of December 31, 2003 to $288.4 million in order to maintain the level of earning assets while planned loan reductions and the completion of some financed commercial real estate projects reduced the loan portfolio by $29.6 million during the same period. Over the remaining three quarters of 2004, the available-for-sale portfolio decreased by $52.5 million to end the year at $235.9 million as proceeds from sales and maturities, net of new purchases were directed toward an increase in loan volume for the latter three quarters of 2004. Finally, the overall level of market interest rates increased during 2004 and the yield curve experienced a flattening relative to the end of 2003. In carrying out the ongoing portfolio management objective to purchase and own securities and combinations of securities with good risk/reward characteristics, and in constant light of managing the available-for-sale portfolio's risk/reward profile in the context of our overall balance sheet, we engaged in securities transactions that generated net realized securities gains of $269,000 during 2004. We cannot guarantee our ability to generate realized gains in the future such as those recognized during recent years given the current level of interest rates. In the future, the risk-reward management process may require us to recognize net realized losses in order to optimize the forward-looking economic profile of the portfolio and balance sheet.

During 2003, the amount of available-for-sale securities increased $54.5 million in order to maintain earning asset portfolio levels while planned loan reductions and the completion of some financed commercial real estate projects reduced the loan portfolio by $52.2 million. Much of the increase in available-for-sale securities was directed toward CMOs because of their economic risk/reward profiles (due to the structure of the CMO cash flows) relative to mortgage-backed or other types of securities and the ability to pledge such securities as collateral for borrowings at the FHLB. In the process of carrying out the portfolio management objective to purchase securities and combinations of securities with good economic risk/reward characteristics, we decreased U.S. government agency mortgage-backed securities and U.S. government agency securities by $32.8 and $4.1 million, respectively, and increased CMOs and state and municipal bonds by $85.2 and $6.2 million, respectively. Given our forecasted level of future earnings, we increased our holdings of state and municipal bonds by $6.2 million in order to increase our level of tax-exempt income.

The first half of 2003 saw the level of interest rates, including interest rates for mortgages, decline to record or near record lows. The pace of mortgage refinancing reached record levels in the second quarter of 2003. During the third quarter of 2003, interest rates rose from the record lows of the first half of the year. This decreased mortgage prepayments from their earlier levels. This made 2003 a volatile year for interest rates and mortgage prepayments. The ongoing portfolio management process described above and individual security risk/reward analysis led to the sale of individual securities whose forward-looking risk/reward profiles given the changed interest rate and prepayment environments were inferior to other securities available for purchase. This analysis and ongoing management of the portfolio's forward looking risk/reward profile resulted in transactions that generated net realized securities gains of $968,000 during 2003.

During 2002, we increased U.S. government agency mortgage-backed securities, U.S. government agency securities, and state and municipal bonds by $5.6 million, 708,000 and $11.3 million, respectively and decreased CMOs and corporate debt securities by $12.8 and $8.6 million, respectively. The $8.6 million reduction in corporate debt securities during 2002 allowed us to manage our risk-based capital position as such securities are risk-weighted at 100 percent for risk-based capital purposes. Given our earnings in the third and fourth quarters of 2002 and our then forecasted level of future earnings, we increased our holdings of state and municipal bonds by $11.3 million in order to increase our level of future tax-exempt income. In addition to the role state and municipal bonds play in managing our tax position, state and municipal bonds offer an attractive risk/reward profile when considered in combination with other securities in the portfolio (CMOs and mortgage-backed securities) and our overall balance sheet position.

In addition, during 2002, mortgage rates declined to their lowest levels in decades. This decrease in mortgage rates increased the level of mortgage refinancing and prepayments for U.S. government agency mortgage-backed securities and CMOs. The ongoing portfolio management process and individual security risk/reward analysis described above led to the sale of individual securities whose forward-looking risk/reward profiles given the lower interest rate and increased prepayment environment were inferior to other securities available for purchase. This analysis and ongoing management of the portfolio's forward looking risk/reward profile resulted in transactions that generated net realized securities gains of $1.9 million during 2002.

At December 31, 2004, we held no securities of any single issuer, other than U.S. government agency securities and agency mortgage-backed securities and CMOs, that exceeded 10 percent of stockholders' equity. A significant portion of our investment securities portfolio (approximately 87.6 percent at December 31, 2004) was pledged as collateral for public deposits and borrowings, including borrowings with the FHLB.

Federal Reserve Bank and Federal Home Loan Bank Stock. Our equity securities consisted of $1.3, $1.2 and $1.2 million of Federal Reserve Bank ("FRB") stock at December 31, 2004, 2003 and 2002, respectively, and $6.3, $6.4 and $5.8 million of FHLB stock at December 31, 2004, 2003 and 2002, respectively. Our holdings in FRB stock increased due to the amount of capital stock issued by the Bank. From 2002 to 2004, our investment in FHLB stock fluctuated with our usage of FHLB advances.

Loan Portfolio. The banking segment's primary source of income is interest earned on loans held for investment. Total loans held for investment, net of unearned income and unamortized fees and costs, increased $10.3 million, or 3.6 percent, to $293.8 million at December 31, 2004 as compared to $283.6 million at December 31, 2003. In 2003, net loans decreased $52.2 million, or 15.6 percent, as compared to December 31, 2002.

The following table presents the composition of our loan portfolio as of the dates indicated:

LOAN PORTFOLIO COMPOSITION (1)

	December 31,									
	2004		2003		2002		2001		2000	
	AMOUNT	%	AMOUNT	%	AMOUNT	%	AMOUNT	%	AMOUNT	%
	(dollars in thousands)									
Commercial and industrial	$ 75,460	26.0	$ 73,001	26.2	$ 94,075	28.4	$ 103,883	35.4	$ 109,335	43.9
Real estate mortgage	129,321	44.5	129,443	46.4	147,825	44.7	123,727	42.1	85,082	34.1
Real estate construction	68,967	23.7	60,056	21.5	62,926	19.0	34,225	11.7	21,879	8.8
Agricultural	13,919	4.8	12,529	4.5	18,023	5.5	19,069	6.5	15,016	6.0
Consumer/other	5,480	1.9	6,277	2.3	8,227	2.5	9,953	3.4	11,552	4.6
Lease financing	1,540	0.5	2,757	1.0	5,584	1.7	7,578	2.6	10,154	4.1
Total principal amount of loans	294,687	101.4	284,063	101.9	336,660	101.8	298,435	101.7	253,018	101.5
Unearned income and net unamortized deferred fees and costs	(873)	(0.3)	(508)	(0.2)	(866)	(0.3)	(511)	(0.2)	(265)	(0.1)
Loans, net of unearned income and unamortized fees and costs	293,814	101.1	283,555	101.7	335,794	101.5	297,924	101.5	252,753	101.4
Less allowance for credit losses	(3,335)	(1.1)	(4,763)	(1.7)	(5,006)	(1.5)	(4,325)	(1.5)	(3,588)	(1.4)
Net loans	$ 290,479	100.00	$ 278,792	100.00	$ 330,788	100.00	$ 293,599	100.00	$ 249,165	100.00

(1) From continuing operations for all periods presented.

The following table presents, for the periods indicated, the amount and percent of change in each category of loans in our loan portfolio. Significant changes are discussed in lettered explanations below the table:

CHANGE IN LOAN PORTFOLIO COMPOSITION (1)

	Increase (Decrease)				
	2004 – 2003		2003 – 2002		
	$	%	$	%	
	(dollars in thousands)				
Commercial and industrial	$ 2,459	3%	$ (21,074)	(22)%	(a)
Real estate mortgage	(122)	0%	(18,382)	(12)%	(b)
Real estate construction	8,911	15%	(2,870)	(5)%	(c)
Agricultural	1,390	11%	(5,494)	(30)%	(d)
Consumer/other	(797)	(13)%	(1,950)	(24)%	
Lease financing	(1,217)	(44)%	(2,827)	(51)%	
Total principal amount of loans	10,624	4%	(52,597)	(16)%	
Unearned income/unamortized fees and costs	(365)	(72)%	358	41%	
Loans, net of unearned income/unamortized fees and costs	10,259	4%	(52,239)	(16)%	
Allowance for credit losses	1,428	30%	243	5%	
Net Loans	$ 11,687	4%	$ (51,996)	(16)%	

(1) From continuing operations for all periods presented.

(a) Commercial and industrial loans decreased in 2003 due to planned loan pay-downs, loan pay-offs and the lack of loan demand due to economic conditions.

(b) The decrease in real estate mortgage loans during 2003 reflects the completion of some financed commercial real estate projects.

(c) The increase in 2004 is primarily attributable to commercial real estate construction loan growth in our Arizona and Minnesota markets.

(d) The 2003 decrease in agricultural loans is primarily due to loan pay-offs in the North Dakota market.

While prospects for loan growth appear to be favorable in some of our markets, future loan growth potential is subject to volatility. Our loan portfolio is concentrated in commercial, industrial and real estate loans and we have credit concentrations in certain industries (see "-Concentrations of Credit") and certain geographic concentrations that relate to our primary market areas. A downturn in certain sectors of the economy could adversely impact our borrowers. This could, in turn, reduce the demand for loans and impact the borrowers' ability to repay their loans, while also decreasing our net interest margin. Taking a conservative posture relative to credit underwriting, we believe, is a prudent course of action. We believe it is in our best interest and in the interest of our stockholders to focus attention on our quality customer relationships and to avoid growth in other than high-quality credit. We cannot predict with any degree of certainty the full impact of current or future economic conditions on our ability to generate loan volume or the ultimate impact of economic conditions on our currently existing portfolio of loans.

Credit Policy, Underwriting, Approval and Review Procedures. We follow a uniform credit policy that sets forth underwriting and loan administration criteria. The Board of Directors (the "Board") establishes our loan policy, including lending guidelines for the various types of credit we offer based upon the recommendations of senior lending management. We have an Executive Credit Committee that approves loans over a certain size. Our loan policy is reviewed and reaffirmed by the Board at least annually.

We delegate lending decision authority among various lending officers and the Executive Credit Committee based on the size of the customer's credit relationship with BNC. All loans and commitments approved in excess of $300,000 are presented to the Board on a quarterly basis for summary review. Any exceptions to loan policies and guidelines, to the extent the credit relationship amount exceeds individual loan officer lending authorities, are subject to special approval by the Bank's Chief Credit Officer or the appropriate credit committee.

Underwriting criteria are based upon the risks associated with each type of credit offered, the related borrowers and types of collateral. In underwriting commercial loans, we emphasize the borrower's earnings history, capitalization and secondary sources of repayment. In most instances, we require third party guarantees or highly liquid collateral.

Our credit administration function includes an internal loan review department that reviews established levels of our loan portfolio on a continuous basis. Loan review personnel are not involved in any way in the credit underwriting or approval process. Additionally, our lenders, loan review staff, Chief Credit Officer, Executive Credit Committee and various management team members review credit-related information monthly. Such information includes, but may not be limited to, delinquencies, classified and nonperforming assets, and other information. Such reviews are conducted in order to evaluate credit risk within our credit portfolio and to review and establish the adequacy of the allowance for credit losses.

Loan Participations. Pursuant to our lending policy, loans may not exceed 85 percent of the Bank's legal lending limit (except to the extent collateralized by U.S. Treasury securities or Bank deposits and, accordingly, excluded from the Bank's legal lending limit) unless the Chief Credit Officer and the Executive Credit Committee grant prior approval. To accommodate customers whose financing needs exceed lending limits and internal loan restrictions relating primarily to industry concentration, the Bank sells loan participations to outside participants without recourse. Loan participations sold on a nonrecourse basis to outside financial institutions were as follows as of the dates indicated:

LOAN PARTICIPATIONS SOLD (1)

	December 31, (in thousands)
2004	$ 131,317
2003	146,988
2002	173,895
2001	208,975
2000	187,773

(1) From continuing operations for all periods presented.

The Bank generally retains the right to service the loans as well as the right to receive a portion of the interest income on the loans. Many of the loans sold by the Bank are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing rights and/or future interest income retained by the Bank. We cannot reliably predict our ability to continue to generate or sell loan participations in future periods or the terms of any such sales.

Concentrations of Credit. Our credit policies emphasize diversification of risk among industries, geographic areas and borrowers. For purposes of the analysis of concentrations of credit as of December 31, 2004 the total outstanding loans as well as all outstanding loan commitments were included. As of December 31, 2004, we identified two concentrations of loans exceeding 10 percent of total loans and loan commitments outstanding. These concentrations were in real estate and construction, which represented 23.4 and 14.5 percent, respectively, of total loans and loan commitments outstanding.

The real estate loans and commitments were extended to 121 customers who are diversified across our market areas and who can generally be categorized as indicated below:

	NUMBER OF CUSTOMERS	PERCENT OF TOTAL OUTSTANDING LOANS AND LOAN COMMITMENTS
Non-residential and apartment building operators, developers and lessors of real property	86	20.7%
Real estate holding companies	35	2.7%
Total	121	23.4%

Loans and commitments in the construction category were extended to 60 customers who are located primarily in Minnesota, Iowa, North Dakota and South Dakota and who can generally be categorized as indicated below:

	NUMBER OF CUSTOMERS	PERCENT OF TOTAL OUTSTANDING LOANS AND LOAN COMMITMENTS
General building contractors	36	13.4%
Special trade contractors	17	0.4%
Heavy construction, excluding building	7	0.7%
Total	60	14.5%

The contractors are involved in various aspects of the construction industry, including highway and street construction, water/sewer drilling, plumbing, heating and air conditioning, commercial painting, electrical, concrete and excavating and foundation contractors. Loans in this category are secured, in many cases, by construction equipment.

We continually monitor industry and other credit concentrations as part of our credit risk management strategies. In cases where significant concentrations exist without sufficient diversification and other mitigating factors, we generally sell loans without recourse to outside financial institutions (see "-Loan Participations").

Loan Maturities. The following table sets forth the remaining maturities of loans in each major category of our portfolio as of December 31, 2004. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications:

MATURITIES OF LOANS (1)

		Over 1 Year Through 5 Years		Over 5 Years		
	One Year or Less	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Total
	(in thousands)					
Commercial and industrial	$ 51,038	$ 8,534	$ 12,729	$ 660	$ 2,499	$ 75,460
Real estate mortgage	34,678	16,142	47,589	15,127	15,785	129,321
Real estate construction	35,292	1,259	26,481	3,759	2,176	68,967
Agricultural	6,487	1,902	2,807	415	2,308	13,919
Consumer/other	2,202	2,610	467	201	—	5,480
Lease financing	418	1,122	—	—	—	1,540
Total principal amount of loans	$ 130,115	$ 31,569	$ 90,073	$ 20,162	$ 22,768	$ 294,687

(1) Maturities are based upon contractual maturities. Floating rate loans include loans that would reprice prior to maturity if base rates change. See "Quantitative and Qualitative Disclosures about Market Risk," for further discussion regarding repricing of loans and other assets.

Interest Rate Caps and Floors. From time to time we may use off-balance-sheet instruments, principally interest rate caps and floors, to adjust the interest rate sensitivity of on-balance-sheet items, including loans. See –"Liquidity, Market and Credit Risk," "Quantitative and Qualitative Disclosures about Market Risk," and Notes 1 and 17 to the Consolidated Financial Statements for further discussion about accounting policies applicable to derivative financial instruments and currently outstanding instruments.

Nonperforming Loans and Assets. Nonperforming loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual and restructured loans. Other nonperforming assets includes other real estate owned and repossessed assets. Our lending personnel are responsible for continuous monitoring of the quality of the loan portfolio. Officers are expected to maintain loan quality and deal with credit issues in a timely and proactive manner. Loan officers are responsible for regular reviews of past due loans in their respective portfolios. The loan portfolio is also monitored regularly and examined by our loan review personnel. Loans demonstrating weaknesses are downgraded in a timely fashion and the Board receives a listing of all such loans on a quarterly basis.

The following table sets forth, as of the dates indicated, the amounts of nonperforming loans and other assets, the allowance for credit losses and certain related ratios:

NONPERFORMING ASSETS (1)

	December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Nonperforming loans:					
Loans 90 days or more delinquent and still accruing interest	$ 25	$ 38	$ 5,081	$ 983	$ 221
Nonaccrual loans (2) (3)	524	7,913	2,549	3,391	343
Restructured loans (2) (3)	—	—	—	5	16
Total nonperforming loans	549	7,951	7,630	4,379	580
Other real estate owned and repossessed assets	—	—	8	70	84
Total nonperforming assets	$ 549	$ 7,951	$ 7,638	$ 4,449	$ 664
Allowance for credit losses	$ 3,335	$ 4,763	$ 5,006	$ 4,325	$ 3,588
Ratio of total nonperforming loans to total loans	0.19%	2.80%	2.27%	1.47%	.23%
Ratio of total nonperforming assets to total assets	0.08%	1.28%	1.27%	.80%	.12%
Ratio of allowance for credit losses to nonperforming loans	607%	60%	66%	99%	619%

(1) From continuing operations for all periods presented.

(2) If the Company's nonaccrual and restructured loans had been current in accordance with their original terms, we would have recognized additional interest income of $29,000, $65,000, $236,000, $84,000 and $29,000 for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(3) The interest income on nonaccrual and restructured loans actually included in our net income was $43,000, $56,000, $1,000, $3,000 and $6,000 for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

Loans 90 days or more delinquent and still accruing interest include loans over 90 days past due which we believe, based on our specific analysis of the loans, do not present doubt about the collection of interest and principal in accordance with the loan contract. Loans in this category must be well secured and in the process of collection. Our lending and management personnel monitor these loans closely.

Nonaccrual loans include loans on which the accrual of interest has been discontinued. Accrual of interest is discontinued when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed on nonaccrual status when it becomes 90 days or more past due unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, accrued but uncollected interest income applicable to the current reporting period is reversed against interest income of the current period. Accrued but uncollected interest income applicable to previous reporting periods is charged against the allowance for credit losses. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write down or charge-off of the principal balance of the loan which may necessitate additional charges to earnings.

Restructured loans are those for which concessions, including a reduction of the interest rate or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. We had no restructured loans in our portfolio at December 31, 2004.

Other real estate owned and repossessed assets represents properties and other assets acquired through, or in lieu of, loan foreclosure. Such properties and assets are included in other assets in the consolidated balance sheets. They are initially recorded at fair value at the date of acquisition establishing a new cost basis. Write-downs to fair value at the time of acquisition are charged to the allowance for credit losses. After foreclosure, we perform valuations periodically and the real estate or assets are carried at the lower of carrying amount or fair value less cost to sell. Write-downs, revenues and expenses incurred subsequent to foreclosure are charged to operations as recognized/incurred. We had no outstanding other real estate owned or repossessed assets at December 31, 2004.

Our ratios of total nonperforming loans to total loans, and total nonperforming assets to total assets, decreased between December 31, 2003 and December 31, 2004. The ratio of the allowance for credit losses to nonperforming loans increased between December 31, 2003 and December 31, 2004. This ratio at December 31, 2004 was 607 percent as compared to 60 percent at December 31, 2003. These improvements in nonperforming loan/asset ratios is primarily the result of a sharp decrease in nonperforming loans, which declined to $549,000 at December 31, 2004, from $7.95 million at December 31, 2003. This decrease is due primarily to the full payment of a $4.5 million loan and the resolution of a $2.2 million loan that resulted in a charge-off of $1.2 million (of which $975,000 was reserved for at December 31, 2003).

Potential Problem Loans. In accordance with accounting standards, we identify loans considered impaired and the valuation allowance attributable to these loans. Impaired loans generally include loans on which we believe, based on current information and events, it is probable that we will not be able to collect all amounts due in accordance with the terms of the loan agreement and which are analyzed for a specific reserve allowance. We generally consider all loans risk-graded substandard and doubtful as well as nonaccrual and restructured loans as impaired. Potential problem loans at December 31, 2004, not including the past due, nonaccrual and restructured loans reported above, totaled $3.0 million as compared to $3.1 million at December 31, 2003. A significant portion of these potential problem loans are not in default but may have characteristics such as recent adverse operating cash flows or general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. The ultimate resolution of these credits is subject to changes in economic conditions and other factors. These loans are closely monitored to ensure that our position as creditor is protected to the fullest extent possible.

Allowance for Credit Losses. Credit risk is the risk of loss from a customer default. We have in place a process to identify and manage our credit risk. The process includes initial credit review and approval, periodic monitoring to measure compliance with credit agreements and internal credit policies, internal credit review, monitoring changes in the risk ratings of loans and leases, identification of problem loans and leases and special procedures for collection of problem loans and leases. The risk of loss is difficult to quantify and is subject to fluctuations in values and general economic conditions and other factors. As discussed previously, the determination of the allowance for credit losses is a critical accounting policy, which involves estimates and our judgment on a number of factors such as net charge-offs, delinquencies in the loan and lease portfolio and general and economic conditions. We consider the allowance for credit losses of $3.3 million adequate to cover losses inherent in the loan and lease portfolio as of December 31, 2004. However, no assurance can be given that we will not, in any particular period, sustain loan and lease losses that are sizable in relation to the amount reserved, or that subsequent evaluations of the loan and lease portfolio, in light of factors then prevailing, including economic conditions and our ongoing credit review process, will not require significant increases in the allowance for credit losses. A protracted economic slowdown and/or a decline in commercial, industrial or real estate segments may have an adverse impact on the adequacy of the allowance for credit losses by increasing credit risk and the risk of potential loss. See Notes 1 and 7 to the Consolidated Financial Statements and "-Critical Accounting Policies" for further information concerning accounting policies associated with the allowance for credit losses.

We maintain our allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, we evaluate the allowance necessary for specific nonperforming loans and also estimate losses in other credit exposures. The resultant three allowance components are specific reserves, reserves for homogeneous loan pools and a qualitative reserve. These components are fully described under "Critical Accounting Policies."

Continuous credit monitoring processes and the analysis of loss components is the principal method we rely upon to ensure that changes in estimated credit loss levels are reflected in our allowance for credit losses on a timely basis. We also consider experience of peer institutions and regulatory guidance in addition to our own experience.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The amount of the allowance for credit losses is highly dependent upon our estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through the application of the above processes and those discussed below in the "Critical Accounting Policies" section.

At yearend 2004, our total allowance was $3.3 million which equates to approximately 2.3 and 2.6 times the average gross charge-offs for the last three and five years, respectively, and 2.6 and 3.2 times the average net charge-offs for the same three-and five-year periods, respectively. Because historical charge-offs are not necessarily indicative of future charge-off levels, we also give consideration to other risk indicators when determining the appropriate allowance level. Those risk factors have been summarized above. Our charge-off policy is generally consistent with regulatory standards.

Our Chief Credit Officer and Loan Review Manager have the primary responsibility of affirming our systematic allowance methodology, performing credit loss migration analyses and assessing the allowance components in relation to estimated and actual charge-off trends. This analysis is presented to members of management who are responsible for assessing and reporting on the appropriateness of the allowance for credit losses as well as recommending revisions to our methodology for determining the adequacy of the allowance as they become necessary.

Concentrations of credit risk are discussed under "-Concentrations of Credit." Concentrations exist in real estate and construction loans and commitments. Additionally, a geographic concentration of credit risk also arises because we have historically operated primarily in the upper Midwest with 67 percent of loans outstanding as of December 31, 2004 having been extended to customers in Minnesota, North Dakota and South Dakota. As of December 31, 2004, 30 percent of our loans had been extended to customers in Arizona. Other groups of credit risk may not constitute a significant concentration, but are analyzed based on other evident risk factors for the purpose of determining an adequate allowance level.

Nonperforming and potential problem loans are defined and discussed under "-Nonperforming Loans and Assets" and "-Potential Problem Loans." Many of these loans are specifically analyzed for purposes of determining the adequacy of the allowance for credit losses.

Estimating the risk and amount of loss on any loan is subjective and ultimate losses may vary from current estimates. Although we believe that the allowance for credit losses is adequate to cover probable losses in the loan and lease portfolio, there can be no assurance that the allowance will prove sufficient to cover actual credit losses in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance for credit losses. Such agencies may require us to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examination.

The following table summarizes, for the periods indicated, activity in the allowance for credit losses, including amounts of loans charged-off, amounts of recoveries, additions to the allowance charged to operating expense, the ratio of net charge-offs to average total loans, the ratio of the allowance to total loans at the end of each period and the ratio of the allowance to nonperforming loans:

ANALYSIS OF ALLOWANCE FOR CREDIT LOSSES (1)

	For the Years ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Balance of allowance for credit losses, beginning of period	$ 4,763	$ 5,006	$ 4,325	$ 3,588	$ 2,872
Charge-offs:					
Commercial and industrial	1,578	1,508	408	542	574
Real estate mortgage	—	189	9	99	58
Agricultural	97	10	—	—	16
Consumer/other	208	23	75	213	39
Lease financing	—	90	165	411	68
Total charge-offs	1,883	1,820	657	1,265	755
Recoveries:					
Commercial and industrial	141	73	86	140	100
Real estate mortgage	33	7	8	30	96
Agricultural	—	—	4	1	33
Consumer/other	97	11	11	132	25
Lease financing	9	11	27	—	15
Total recoveries	280	102	136	303	269
Net charge-offs	(1,603)	(1,718)	(521)	(962)	(486)
Provision for credit losses charged to operations	175	1,475	1,202	1,699	1,202
Balance of allowance for credit losses, end of period	$ 3,335	$ 4,763	$ 5,006	$ 4,325	$ 3,588
Ratio of net charge-offs to average loans	(0.58)%	(0.56)%	(0.17)%	(0.33)%	(0.20)%
Average gross loans outstanding during the period	$ 276,652	$ 308,115	$ 307,227	$ 293,716	$ 244,526
Ratio of allowance for credit losses to total loans	1.14%	1.68%	1.49%	1.45%	1.42%
Ratio of allowance for credit losses to nonperforming loans	607%	60%	66%	99%	619%

(1) From continuing operations for all periods presented.

Of the $1.9 million of charge-offs for the year ended December 31, 2004, approximately $1.2 million relates to one commercial contractor. A $975,000 reserve was established for this credit at December 31, 2003.

Our ratio of allowance for credit losses to total loans was 1.14 percent at December 31, 2004 compared with 1.68 percent one year earlier. The ratio at December 31, 2004 reflects $1.9 million of charge-offs over the course of the 12-month period ended December 31, 2004, as well as the reduced reserve requirement related to the sharp decrease in nonperforming loans during the same period.

The table below presents, for the periods indicated, an allocation of the allowance for credit losses among the various loan categories and sets forth the percentage of loans in each category to gross loans. The allocation of the allowance for credit losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES (1)

	December 31,									
	2004		2003		2002		2001		2000	
	AMOUNT OF ALLOWANCE	LOANS IN CATEGORY AS A PERCENTAGE OF TOTAL GROSS LOANS	AMOUNT OF ALLOWANCE	LOANS IN CATEGORY AS A PERCENTAGE OF TOTAL GROSS LOANS	AMOUNT OF ALLOWANCE	LOANS IN CATEGORY AS A PERCENTAGE OF TOTAL GROSS LOANS	AMOUNT OF ALLOWANCE	LOANS IN CATEGORY AS A PERCENTAGE OF TOTAL GROSS LOANS	AMOUNT OF ALLOWANCE	LOANS IN CATEGORY AS A PERCENTAGE OF TOTAL GROSS LOANS
	(dollars in thousands)									
Commercial and industrial	$ 1,583	25%	$ 2,093	26%	$ 2,344	28%	$ 2,586	34%	$ 2,066	42%
Real estate mortgage	1,116	44%	1,976	46%	1,836	44%	1,038	42%	702	34%
Real estate construction	379	23%	395	21%	398	19%	137	11%	112	10%
Agricultural	186	5%	211	4%	231	5%	267	6%	342	6%
Consumer/other	62	2%	68	2%	85	2%	118	5%	128	5%
Lease financing	9	1%	20	1%	112	2%	179	2%	145	3%
Unallocated	—	0%	—	0%	—	0%	—	0%	93	0%
Total	$ 3,335	100%	$ 4,763	100%	$ 5,006	100%	$ 4,325	100%	$ 3,588	100%

(1) From continuing operations for all periods presented.

Deposits. Our core deposits consist of noninterest- and interest-bearing demand deposits, savings deposits, money market deposit accounts, certificates of deposit under $100,000, certain certificates of deposit of $100,000 and over, public funds and certificates of deposit in the CDARSsm program. Total deposits were $455.3 million at December 31, 2004 compared with $395.9 and $398.2 million at December 31, 2003 and 2002, respectively. We use these deposits, along with other borrowed funds, to support our asset base.

The following table sets forth, for the periods indicated, the distribution of our average deposit account balances and average cost of funds rates on each category of deposits. See "Results of Operations-Net Interest Income" for an explanation of changes in deposit volume and costs during the periods presented:

AVERAGE DEPOSITS AND DEPOSIT COSTS (1)

	For the Years Ended December 31,								
	2004			2003			2002		
	AVERAGE BALANCE	PERCENT OF DEPOSITS	WGTD. AVG. RATE	AVERAGE BALANCE	PERCENT OF DEPOSITS	WGTD. AVG. RATE	AVERAGE BALANCE	PERCENT OF DEPOSITS	WGTD. AVG. RATE
	(dollars in thousands)								
Interest checking and MMDAs	$ 198,992	48.22%	1.07%	$ 186,796	48.69%	1.17%	$ 174,108	44.51%	1.64%
Savings deposits	6,695	1.62%	0.70%	6,052	1.58%	0.84%	4,511	1.15%	0.86%
Time deposits (CDs):									
CDs under $100,000	95,509	23.15%	2.55%	94,820	24.72%	3.18%	104,964	26.83%	3.88%
CDs $100,000 and over	58,625	14.21%	3.27%	55,928	14.58%	3.91%	73,639	18.83%	4.46%
Total time deposits	154,134	37.36%	2.83%	150,748	39.30%	3.45%	178,603	45.66%	4.12%
Total interest-bearing deposits	359,821	87.20%	1.82%	343,596	89.57%	2.16%	357,222	91.32%	2.87%
Noninterest-bearing demand deposits	52,822	12.80%	—	40,022	10.43%	—	33,951	8.68%	—
Total deposits	$ 412,643	100.00%	1.58%	$ 383,618	100.00%	1.94%	$ 391,173	100.00%	2.62%

(1) From continuing operations for all periods presented.

At times earning asset growth can outpace core deposit growth resulting in the use of brokered deposits and out of market certificates of deposit and other borrowed funds. See "-Borrowed Funds." This trend has been common in the banking industry because of the proliferation of nonbank competitors and the multitude of financial and investment products available to customers as well as the need to utilize such funds in the process of our overall balance sheet management. At times, access to brokered and out of market deposits is available at maturities and rates more favorable than those available in our local markets. As of December 31, 2004, we held a total of $3.8 million of national market certificates of deposit and $55.0 million of deposits acquired through brokers. Under current FDIC regulations, only "well capitalized" financial institutions may fund themselves with brokered deposits without prior regulatory approval. Our Bank was considered "well capitalized" at December 31, 2004. See "Capital Resources and Expenditures" and Note 18 to the Consolidated Financial Statements for a summary of the capital status of the Bank.

Time deposits in denominations of $100,000 and more totaled $83.9 million at December 31, 2004 as compared to $46.6 and $64.9 million at December 31, 2003 and 2002, respectively. The following table sets forth the amount and maturities of time deposits of $100,000 or more as of December 31, 2004:

TIME DEPOSITS OF $100,000 AND OVER

	(in thousands)
Maturing in:	
3 months or less	$ 18,817
Over 3 months through 6 months	28,523
Over 6 months through 12 months	10,493
Over 12 months	26,119
Total	$ 83,952

Borrowed Funds. We use short-term borrowings, FHLB advances and long-term borrowings to support our asset base. Short-term borrowings include Federal funds purchased and U.S. Treasury tax and loan note option accounts and securities sold under agreements to repurchase. At December 31, 2004, short-term borrowings were $33.7 million compared to $31.4 million at December 31, 2003 and $28.1 million at December 31, 2002.

The following table provides a summary of our short-term borrowings and related cost information as of, or for the periods ended, December 31:

SHORT-TERM BORROWINGS (1)

	2004	2003	2002
	(dollars in thousands)		
Short-term borrowings outstanding at period end	$ 33,697	$ 31,383	$ 28,120
Weighted average interest rate at period end	2.40%	1.41%	1.48%
Maximum month-end balance during the period	$ 50,566	$ 37,670	$ 28,120
Average borrowings outstanding for the period	$ 29,663	$ 21,942	$ 7,799
Weighted average interest rate for the period	1.75%	1.74%	1.81%

(1) From continuing operations for all periods presented.

Note 11 to the Consolidated Financial Statements summarizes the general terms of our short-term borrowings outstanding at December 31, 2004 and 2003, including interest rates, maturity dates, weighted average yields and other applicable terms.

FHLB advances totaled $97.2, $112.2, and $97.2 million at December 31, 2004, 2003 and 2002, respectively while long-term borrowings totaled $10.1, $8.6 and $8.6 million, respectively, for the same periods.

During 2004, $15.0 million of our FHLB advances matured and were replaced with other funding sources. During 2003, $15.0 million of our FHLB advances matured and we originated $30.0 million of new FHLB advances primarily for the purpose of funding the purchase of CMOs. During 2002, $20.0 million of our FHLB advances matured and were not replaced due to the availability of other funding sources. Also during 2002, we incurred $8.5 million of long-term debt in conjunction with the acquisition of Milne Scali. An additional $1.5 million of long-term debt was added in 2004.

Notes 12 and 13 to the Consolidated Financial Statements summarize the general terms of our FHLB advances and long-term borrowings at December 31, 2004 and 2003, including interest rates, maturity dates, weighted average yields and other applicable terms.

Interest Rate Caps and Floors. From time to time we may use off-balance-sheet instruments, principally interest rate caps and floors, to adjust the interest rate sensitivity of on-balance-sheet items, including borrowings. During May and June 2001, we purchased, for $1.2 million, interest rate cap contracts with notional amounts totaling $40.0 million to mitigate interest rate risk in rising-rate scenarios. The referenced interest rate is three-month LIBOR with $20.0 million of 4.50 percent contracts having three-year original maturities and $20.0 million of 5.50 percent contracts having five-year original maturities. The $20.0 million of 4.50 percent contracts having three-year original maturities matured during the second quarter of 2004. The remaining contracts will mature during the second quarter of 2006. The contracts, classified as other assets, are reflected in our December 31, 2004 consolidated balance sheet at their combined fair value of $1,000. The contracts are not being accounted for as hedges under SFAS 133. As a result, the impact of marking the contracts to fair value has been, and will continue to be, included in net interest income. During the years ended December 31, 2004 and 2003, the impact of marking the contracts to market (reflected in the consolidated income statements as an increase in interest expense on borrowings) was $55,000 and $80,000, respectively. The fair value of $1,000 as of December 31, 2004 reflects the full extent of the potential loss on the contracts should further write downs to fair value be required. See -"Liquidity, Market and Credit Risk," "Quantitative and Qualitative Disclosures about Market Risk," and Notes 1 and 17 to the Consolidated Financial Statements for further discussion about accounting policies applicable to derivative financial instruments.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. In July 2000, we established a special purpose trust for the purpose of issuing $7.5 million of fixed rate subordinated debentures. The subordinated debentures qualify as Tier 1 capital up to certain limits with the balance qualifying as Tier 2 capital up to certain limits. See Note 14 to the Consolidated Financial Statements for a complete description of the fixed rate subordinated debentures.

In July 2001, we established an additional special purpose trust for the purpose of issuing $15.0 million of floating rate subordinated debentures. The subordinated debentures qualify as Tier 1 capital up to certain limits with the balance qualifying as Tier 2 capital up to certain limits. See Note 14 to the Consolidated Financial Statements for a complete description of the floating rate subordinated debentures.

Capital Resources and Expenditures. We actively monitor compliance with regulatory capital requirements, including risk-based and leverage capital measures. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance-sheet items, in addition to the level of capital. Note 18 to the Consolidated Financial Statements includes a summary of the risk-based and leverage capital ratios of BNCCORP and the Bank as of December 31, 2004 and 2003, including the capital ratios and capital amounts necessary to be considered "well capitalized" under prompt corrective action regulatory provisions and adequately capitalized for capital adequacy purposes. As of each of those dates, BNCCORP and the Bank exceeded capital adequacy requirements and the Bank was considered "well capitalized" under prompt corrective action provisions.

The capital ratios of the Company and the Bank were as follows as of those dates:

As of December 31, 2004	TIER 1 RISK-BASED RATIO	TOTAL RISK-BASED RATIO	TIER 1 LEVERAGE RATIO
BNCCORP, consolidated	6.35%	8.85%	4.51%
BNC National Bank	9.61%	10.36%	6.83%
As of December 31, 2003			
BNCCORP, consolidated	7.14%	10.63%	4.90%
BNC National Bank	10.74%	11.92%	7.37%

The changes in capital ratios between December 31, 2003 and December 31, 2004 are primarily due to an increase in total risk-weighted assets from $403.7 million at December 31, 2003 to $449.2 million at December 31, 2004 for the consolidated ratios and, for the bank ratios, an increase in total risk-weighted assets from $403.3 million at December 31, 2003 to $448.6 million at December 31, 2004. The capital ratios were also impacted by the payment of the remaining earnout amounts related to the Milne Scali acquisition (which increased goodwill by $6.0 million) and the acquisition of three insurance agencies and a mortgage company (which increased goodwill and other intangible assets by approximately $1.6 million).

During 2004, we completed the renovation of the property in Golden Valley, Minnesota (purchased in 2003). We also purchased property in Tucson, Arizona for use by insurance personnel. We also made some improvements to our office building at 322 East Main Avenue, Bismarck, North Dakota and purchased property in Shakopee, Minnesota for a future bank site, which is expected to open in 2006. Finally, we installed a videoconference system that ties together certain locations. Capital expenditures for 2005 will include the construction of the Shakopee facility, some remodeling of the exterior of our building at 322 East Main Avenue in Bismarck, the interior of the Milne Scali building in Phoenix, and could include the purchase or lease of additional facilities in our various market areas should such facilities or properties be deemed to add additional franchise value.

Off-Balance-Sheet Arrangements. In the normal course of business, we are a party to various financial instruments with off-balance-sheet risk. Such instruments help us to meet the needs of our customers, manage our interest rate risk and effectuate business combination transactions. These instruments and commitments, which we enter into for purposes other than trading, carry varying degrees of credit, interest rate or liquidity risk in excess of the amount reflected in the consolidated balance sheets. We have also entered into certain guarantee arrangements that are not reflected in the consolidated balance sheets. Each of these instruments is discussed in the following sections.

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition in the contract. Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses and may require payment of a fee. The contractual amount represents our exposure to credit loss in the event of default by the borrower; however, at December 31, 2004, based on current information, no losses were anticipated as a result of these commitments. We manage this credit risk by using the same credit policies we apply to loans. Collateral is generally required to secure the loans covered by the commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, real estate and other types of business assets of the borrower such as accounts receivable, inventory, equipment, deposit accounts and general intangibles. Since we expect some of the commitments to expire without being drawn, total commitment amounts do not necessarily represent our future liquidity requirements related to such commitments.

Commitments to extend credit are important to us in that they provide sources of liquidity to our customers. Our liquidity is impacted to the extent that the customer draws upon the commitments. Our revenues are impacted to the extent advances of funds are made and interest is earned on such advances of funds or we charge a fee for extending or maintaining the commitment. Such commitments don't typically result in material expenses for us, but rather, result in normal operating expenses involved with processing, approval and other activities associated with the extension and administration of such credit facilities. Our cash flow is impacted to the extent the commitments are drawn upon by our customers. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these commitments to extend credit, and, other than the obligation to honor the commitment if drawn by the customer, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such commitments. At the present time, other than the passage of time or the nonperformance of customers under these commitments, there is no known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in termination of such commitments to a material extent. The contractual amount of our commitments to extend credit totaled $152.2 million at December 31, 2004.

Commercial Letters of Credit. Commercial letters of credit are issued on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, our credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount; however, at December 31, 2004, based on current information, no losses were anticipated as a result of these commitments. We assess the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate and other types of business assets of the borrower such as accounts receivable, inventory, equipment, deposit accounts and general intangibles. Since the conditions requiring us to fund letters of credit may not occur, our liquidity requirements related to such letters of credit will likely be less than the total outstanding commitments.

Commercial letters of credit are an important service provided by us to our commercial customers. Our liquidity is impacted only to the extent we must honor a commercial letter of credit due to nonperformance of the commercial customer. Our revenues are impacted to the extent we are required to perform under the letter of credit and earn interest income on the advanced funds or we charge a fee for issuing or maintaining the letter of credit. Such letters of credit typically don't result in material expenses for us, but rather, result in normal operating expenses involved with processing, approval and other activities associated with the extension and administration of such letters of credit. Our cash flow is impacted to the extent the nonperformance of the customer requires us to advance under the letter of credit. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these letters of credit, and, other than the obligation to honor the letter of credit, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such letters of credit. At the present time, other than the passage of time or nonperformance of customers under their letters of credit, there is no known event, demand, commitment, trend or uncertainty that will result or is reasonably likely to result in termination of such letters of credit to a material extent. The contractual amount of our commercial letters of credit totaled $249,000 at December 31, 2004.

Performance and Financial Standby Letters of Credit. Performance standby letters of credit are irrevocable obligations to the beneficiary on our part to make payment on account of any default by the account party in the performance of a nonfinancial or commercial obligation. Under these arrangements, we could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, we have recourse against the account party up to and including the amount of the performance standby letter of credit. We evaluate each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on our credit evaluation of the account party. As of December 31, 2004, we had outstanding $6.8 million of performance standby letters of credit.

Financial standby letters of credit are irrevocable obligations to the beneficiary on our part to repay money borrowed by or advanced to or for the account of the account party or to make payment on account of any indebtedness undertaken by the account party, in the event that the account party fails to fulfill its obligation to the beneficiary. Under these arrangements, we could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, we have recourse against the account party up to and including the amount of the financial standby letter of credit. We evaluate each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on our credit evaluation of the account party. As of December 31, 2004, we had outstanding $44.5 million of financial standby letters of credit. $34.0 million of these letters of credit were participated to other financial institutions.

Performance and financial standby letters of credit are also an important service we provide to our commercial customers. Our liquidity is impacted only to the extent we must honor such a letter of credit due to nonperformance of the customer. Our revenues are impacted to the extent we are required to perform under the letter of credit and interest is earned on outstanding advances or if we charge a fee for issuing or administering the letter of credit. Such letters of credit typically don't result in material expenses for us, but rather, normal operating expenses involved with processing, approval and other activities associated with the extension and administration of such letters of credit. Our cash flow is impacted to the extent the nonperformance of the customer requires us to advance under the letter of credit. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these letters of credit and, other than the obligation to honor the letter of credit, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such letters of credit. At the present time, other than the passage of time or nonperformance of customers under their letters of credit, there is no known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in terminations of such letters of credit to a material extent.

Interest Rate Swaps, Caps and Floors. Interest rate swaps are contracts to exchange fixed and floating rate interest payment obligations based on a notional principal amount. From time to time we may enter into swaps to hedge our balance sheet against fluctuations in interest rates. Interest rate caps and floors are used to protect our balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements. The credit risk related to interest rate contracts is that counterparties may be unable to meet the contractual terms of the agreements. This risk is estimated by calculating the present value of the cost to replace outstanding contracts in a gain position at current market rates, reported on a net basis by counterparties. We manage the credit risk of our interest rate contracts through bilateral collateral agreements, credit approvals, limits and monitoring procedures. Additionally, we reduce the assumed counterparty credit risk through master netting agreements that permit us to settle interest rate contracts with the same counterparty on a net basis. At December 31, 2004, we held $20.0 million of interest rate caps. These caps are reflected in the December 31, 2004 balance sheet at their combined fair value of $1,000.

Interest rate swaps, caps and floors can be an effective way to hedge interest rate risk. Due to the fact that they are purchased at fair value, which is generally significantly less than the notional amount of the instrument, our liquidity is not generally materially affected by the origination of such instruments. The amount of revenues or expenses associated with such instruments is dependent upon the accounting methodology selected for the instruments (i.e., whether such instruments are officially designated as hedges under applicable accounting standards). Our current interest rate caps are not accounted for as hedges. Therefore, increases in their fair value are presented as a reduction to interest expense while decreases in their fair value are presented as an increase in interest expense. Cash flow is not affected under these instruments other than at the time of purchase and, during their life, if interest rates move in such a fashion that payments under the interest rate caps are received. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these interest rate caps, and, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such interest rate caps. The interest rate caps will terminate upon their scheduled maturity dates, which are in May and June 2006. Until such time as those contracts mature, there are no known events, demands, commitments, trends or uncertainties that will result in or is reasonably likely to result in termination of the contracts. We do have the option to sell the contracts at their fair value at any time.

Contingent Consideration in Business Combinations. Pursuant to the terms of the agreement related to the IASW asset acquisition in December 2003, additional consideration of up to $320,000 may be payable to IASW, subject to the operation of the acquired assets achieving certain financial performance targets. In accordance with current accounting standards, there is no current carrying amount associated with this contractual obligation. Additionally, there are no recourse provisions associated with this guarantee that would enable us to recover from third parties any of the amounts paid under the guarantee and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, we could obtain and liquidate to recover all or a portion of the amounts paid under the guarantee.

Contingent consideration in business combinations, under current accounting standards and provided certain criteria are met, is not required to be recorded at the time of the transaction. Such contingent consideration, which may be based on the financial performance of the acquired entity or other factors, can be an effective tool in maintaining or encouraging certain levels of performance by the acquired entity. Such consideration may be critical to accomplishing the business combination. Our cash flow and liquidity are impacted to the extent the contractual financial performance is attained and we are, therefore, required to make the contingency payments. There are no known events, demands, commitments, trends or uncertainties, other than the passage of time and the financial performance of the acquiree, that will result in or is reasonably likely to result in termination of the contingent consideration agreement.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. BNCCORP, concurrent with the issuance of preferred securities in July 2000 by BNC Capital Trust I and in July 2001 by BNC Statutory Trust II, fully and unconditionally guaranteed all obligations of the special purpose trusts related to the trust preferred securities. Note 14 to the Consolidated Financial Statements included under item 8 includes a full description of the nature of the established trusts and the securities issued by the trusts. There are no recourse provisions associated with these guarantees that would enable BNCCORP to recover from third parties any of the amounts paid under the guarantees and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantees, BNCCORP could obtain and liquidate to recover all or a portion of the amounts paid under the guarantees.

The trust preferred securities are important to us in that they provide for a cost-effective means of obtaining Tier 1 capital for regulatory purposes. Additionally, BNCCORP is allowed to deduct, for income tax purposes, amounts paid in respect of the securities and ultimately distributed to the holders of the preferred securities. Our consolidated interest expense reflects interest paid on the preferred securities and cash flows are impacted accordingly. There are no retained interests (other than the common stock of the trusts held by BNCCORP), securities issued (other than as described above) or additional indebtedness incurred by us in connection with these securities, and, there are no other obligations or liabilities, including contingent obligations and liabilities, arising from the securities. Due to recently issued accounting standards, the Federal Reserve is presently considering the regulatory capital status of such instruments. A change in the regulatory capital status of these existing instruments could materially impact us in that our consolidated capital ratios would decline if the securities could not be treated as Tier 1 capital (to certain limits) or Tier 2 capital (to certain limits). Should such a change in regulatory capital status be required to be implemented, BNCCORP likely would need to immediately explore opportunities for issuing other instruments that qualify as regulatory capital. It is difficult to predict, with any degree of certainty, the Federal Reserve's final decision as it pertains to the capital treatment of such instruments.

Indemnifications. In conjunction with various business combinations, we have entered into certain indemnifications with the contracting parties. Such indemnifications, although considered guarantees under current accounting standards, are not deemed to be material to our financial condition or results of operations.

Contractual Obligations, Contingent Liabilities and Commitments. As disclosed in the Notes to the Consolidated Financial Statements, we have certain contractual obligations, contingent liabilities and commitments. Certain of these commitments have been discussed in the sections above. At December 31, 2004, the aggregate contractual obligations (excluding bank deposits), contingent liabilities and commitments were as follows (in thousands):

	Payments due by period				
Contractual Obligations:	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	AFTER 5 YEARS	TOTAL
Total borrowings	$ 49,364	$ 21,412	$ 11,333	$ 81,376	$ 163,485
Annual rental commitments under non-cancelable operating leases	1,057	1,635	705	276	3,673
Total	$ 50,421	$ 23,047	$ 12,038	$ 81,652	$ 167,158

	Amount of Commitment – Expiration by Period				
Other Commitments:	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	AFTER 5 YEARS	TOTAL
Commitments to lend	$ 117,333	$ 28,235	$ 6,524	$ 87	$ 152,179
Standby and commercial letters of credit	6,101	11,434	—	—	17,535
Total	$ 123,434	$ 39,669	$ 6,524	$ 87	$ 169,714

LIQUIDITY, MARKET AND CREDIT RISK

Our business activities generate, in addition to other risks, significant liquidity, market and credit risks. Liquidity risk is the possibility of being unable to meet all present and future financial obligations in a timely manner. Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices and represents the possibility that changes in future market rates or prices will have a negative impact on our earnings or value. Our principal market risk is interest rate risk. See "Quantitative and Qualitative Disclosures about Market Risk" for further discussion about interest rate risk and its impact on net interest income. Credit risk is the possibility of loss from the failure of a customer to perform according to the terms of a contract. We are a party to transactions involving financial instruments that create risks that may or may not be reflected on a traditional balance sheet. These financial instruments can be subdivided into three categories:

Cash financial instruments, generally characterized as on-balance-sheet items, include investments, loans, mortgage-backed securities, deposits and debt obligations.

Credit-related financial instruments, generally characterized as off-balance-sheet items, include such instruments as commitments to extend credit, commercial letters of credit and performance and financial standby letters of credit.

Derivative financial instruments, on-balance-sheet items as of January 1, 2001, include such instruments as interest rate, foreign exchange, commodity price and equity price contracts, including forwards, swaps and options.

Our risk management policies are intended to monitor and limit exposure to liquidity, market and credit risks that arise from each of these financial instruments. See "-Loan Portfolio" for a discussion of our credit risk management strategies.

Liquidity Risk Management. Liquidity risk management encompasses our ability to meet all present and future financial obligations in a timely manner. The objectives of liquidity management policies are to maintain adequate liquid assets, liability diversification among instruments, maturities and customers and a presence in both the wholesale purchased funds market and the retail deposit market.

The Consolidated Statements of Cash Flows in the Consolidated Financial Statements present data on cash and cash equivalents provided by and used in operating, investing and financing activities. In addition to liquidity from core deposit growth, together with repayments and maturities of loans and investments, we utilize brokered deposits, sell securities under agreements to repurchase and borrow overnight Federal funds. The Bank is a member of the FHLB, which affords it the opportunity to borrow funds in terms ranging from overnight to 10 years and beyond. Advances from the FHLB are generally collateralized by the Bank's mortgage loans and various investment securities. See "-Investment Securities" and Note 12 to the Consolidated Financial Statements. We have also obtained funding through the issuance of Subordinated Notes, subordinated debentures and long-term borrowings. See "-Borrowed Funds," "Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures" and Notes 13 and 14 to the Consolidated Financial Statements for further information on these instruments.

The following table sets forth, for the periods indicated, a summary of our major sources and (uses) of funds. This summary information is derived from the Consolidated Statements of Cash Flows:

MAJOR SOURCES AND USES OF FUNDS

	For the Years Ended December 31,		
	2004	2003	2002
		(in thousands)	
Proceeds from FHLB advances	$ 382,000	$ 175,300	$ —
Proceeds from sales of investment securities	74,363	76,652	100,651
Net increase (decrease) in deposits	59,401	(2,303)	21,293
Proceeds from maturities of investment securities	38,049	56,598	50,984
Net increase in short-term borrowings	2,314	3,263	27,360
Proceeds from issuance of preferred stock	1,500	—	1,500
Net increase in long-term borrowings	1,439	279	8,548
Repayments of FHLB advances	(397,000)	(160,300)	(20,000)
Purchases of investment securities	(89,904)	(193,653)	(146,985)
Net (increase) decrease in loans	(10,670)	50,419	(35,144)
Cash paid for Milne Scali earnouts	(6,012)	(2,315)	—
Additions to premises and equipment	(5,035)	(9,012)	(2,974)
Repurchase of preferred stock	(1,750)	—	—
Cash paid for acquisition of insurance agencies	(462)	(260)	(13,964)
Disposition of discontinued Fargo branch	—	—	(4,365)

Our liquidity is measured by our ability to raise cash when we need it at a reasonable cost and with a minimum of loss. Given the uncertain nature of our customers' demands as well as our desire to take advantage of earnings enhancement opportunities, we must have adequate sources of on- and off-balance-sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cash flows, liquidity is supplemented with additional sources such as credit lines with the FHLB, credit lines with correspondent banks for Federal funds, wholesale and retail repurchase agreements, brokered deposits and direct non-brokered national certificates of deposit acquired through national deposit networks.

We measure our liquidity position on a monthly basis. Key factors that determine our liquidity are the reliability or stability of our deposit base, the pledged/non-pledged status of our investments and potential loan demand. Our liquidity management system divides the balance sheet into liquid assets, and short-term liabilities that are assumed to be vulnerable to non-replacement under abnormally stringent conditions. The excess of liquid assets over short-term liabilities is measured over a 30-day planning horizon. Assumptions for short-term liabilities vulnerable to non-replacement under abnormally stringent conditions are based on a historical analysis of the month-to-month percentage changes in deposits. The excess of liquid assets over short-term liabilities and other key factors such as expected loan demand as well as access to other sources of liquidity such as lines with the FHLB, Federal funds and those other supplemental sources listed above are tied together to provide a measure of our liquidity. We have a targeted range and manage our operations such that these targets can be achieved. We believe that our prudent management policies and guidelines will ensure adequate levels of liquidity to fund anticipated needs of on- and off-balance-sheet items. In addition, a contingency funding policy statement identifies actions to be taken in response to an adverse liquidity event. During 2004, our management team conducted an on-site funding crisis simulation designed to model several days of a funding crisis.

As of December 31, 2004, we had established three revolving lines of credit with banks, totaling $17.5 million. At December 31, 2004, the Bank had not drawn on these lines leaving $17.5 million available under these revolving lines of credit. The lines, if drawn upon, mature daily with interest rates that float at the Federal funds rate. The Bank has also been approved for repurchase agreement lines of up to $100.0 million with a major financial institution. The lines, if utilized, would be collateralized by investment securities. At December 31, 2004, we also had the ability to draw additional FHLB advances of $54.6 million based upon the mortgage loans and securities that were then pledged, subject to a requirement to purchase additional FHLB stock.

FORWARD-LOOKING STATEMENTS

Statements included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. We caution readers that these forward-looking statements, including without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income and expenses, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements due to several important factors. These factors include, but are not limited to: risks of loans and investments, including dependence on local and regional economic conditions; competition for our customers from other providers of financial services; possible adverse effects of changes in interest rates including the effects of such changes on derivative contracts and associated accounting consequences; risks associated with our acquisition and growth strategies; and other risks which are difficult to predict and many of which are beyond our control.

EFFECTS OF INFLATION

Unlike most industrial companies, the assets and liabilities of financial institutions are primarily monetary in nature. Therefore, banking organizations do not necessarily gain or lose due to the effects of inflation. Changes in interest rates, which are a major determinant of a financial service organization's profitability, do not necessarily correspond to changes in the prices of goods and services; however, interest rates may change in response to changes in expectations of future inflation. An analysis of a banking organization's asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates and maintain profitability.

The financial statements and supplementary financial data have been prepared, primarily, on a historical basis, which is mandated by accounting principles generally accepted in the United States. Fluctuations in the relative value of money due to inflation or recession are generally not considered.

RECENTLY ISSUED AND ADOPTED ACCOUNTING PRONOUNCEMENTS

Note 1 to the Consolidated Financial Statements includes a summary of recently issued and adopted accounting pronouncements and their related or anticipated impact on the Company.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are dependent on estimates that are particularly susceptible to significant change and include the determination of the allowance for credit losses, income taxes and impairment testing related to goodwill and other intangible assets. The following have been identified as "critical accounting policies."

Allowance for Credit Losses. We maintain our allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, we evaluate the allowance necessary for specific nonperforming loans and also estimate losses in other credit exposures. The resultant three allowance components are as follows:

> *Specific Reserves.* The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans that meet the criteria as being "impaired" under the definition in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS 114"). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Under SFAS 114, any allowance on impaired loans is generally based on one of

three methods. The accounting standard requires that impaired loans be measured at either the present value of expected cash flows at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral of the loan. Specific reserves totaled $904,000 at December 31, 2004.

Reserves for Homogeneous Loan Pools. We make a significant number of loans and leases that, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are consumer loans and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. We segment the pools by type of loan or lease and, using historical loss information, estimate a loss reserve for each pool. Reserves for homogeneous loan pools totaled $2.313 million at December 31, 2004.

Qualitative Reserve. Our senior lending management also allocates reserves for special situations that are unique to the measurement period. These include, among other things, prevailing and anticipated economic trends, such as economic conditions in certain geographic or industry segments of the portfolio and economic trends in the retail-lending sector, management's assessment of credit risk inherent in the loan portfolio, delinquency trends, historical loss experience and peer-group loss history. Our qualitative reserve totaled $118,000 at December 31, 2004.

Continuous credit monitoring processes and the analysis of loss components is the principal method we rely upon to ensure that changes in estimated credit loss levels are reflected in our allowance for credit losses on a timely basis. We also consider experience of peer institutions and regulatory guidance in addition to our own experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The amount of the allowance for credit losses is highly dependent upon our estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above processes.

As indicated above, we employ a systematic methodology for determining our allowance for credit losses that includes an ongoing review process and quarterly adjustment of the allowance. Our process includes periodic loan-by-loan review for loans that are individually evaluated for impairment as well as detailed reviews of other loans (either individually or in pools). This includes an assessment of known problem loans, potential problem loans and other loans that exhibit indicators of deterioration.

Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that we believe is appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements and borrowers' sensitivity to quantifiable external factors including commodity and finished goods prices as well as acts of nature (violent weather, fires, etc.) that occur in a particular period.

Qualitative factors include the general economic environment in our markets and, in particular, the state of certain industries in our market areas. Size and complexity of individual credits in relation to lending officers' background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodology.

Our methodology is, and has been, consistently applied. However, as we add new products, increase in complexity and expand our geographic coverage, we will enhance our methodology to keep pace with the size and complexity of the loan and lease portfolio. In this regard, we may, if deemed appropriate, engage outside firms to independently assess our methodology. On an ongoing basis we perform independent credit reviews of our loan portfolio. We believe that our systematic methodology continues to be appropriate given our size and level of complexity.

While our methodology utilizes historical and other objective information, the establishment of the allowance for credit losses and the classification of loans is, to some extent, based on our judgment and experience. We believe that the allowance for credit losses is adequate, as of December 31, 2004, to cover known and inherent risks in the loan and lease portfolio. However, future changes in circumstances, economic conditions or other factors could cause us to increase or decrease the allowance for credit losses as necessary.

Allowance for Credit Losses – Impact on Earnings. As indicated above, the determined level of the allowance for credit losses involves assumptions underlying our estimates that reflect highly uncertain matters in the current period. Additionally, a different estimate that could have been used in the current period could have had a material impact on reported financial condition or results of operations. We are not aware, at this time, of known trends, commitments, events or other uncertainties reasonably likely to occur that would materially affect our methodology or the assumptions used, although changes in the qualitative and quantitative factors noted above could occur at any time and such changes could be of a material nature. We have used our assumptions to arrive at the level of the allowance for credit losses that we consider adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of December 31, 2004. The qualitative and quantitative factors noted above can reasonably be expected to impact the estimates applied and cause such estimates to change from period to period.

Our allowance for credit losses of approximately $3.3 million necessitated that a provision for credit losses of $175,000 be charged to operations for the year ended December 31, 2004. Should our analysis have resulted in the need for a higher or lower allowance for credit losses, an additional or reduced amount would have been charged to operations during the period. For example, should our analysis have indicated the need for an allowance for credit losses of $3.5 million, an additional $200,000 would have been charged to the provision for loan losses resulting in net income of approximately $3.3 million as compared to the $3.4 million recorded for the year ended December 31, 2004. Had our analysis indicated the need for an allowance for credit losses of $3.1 million, the provision for credit losses would have been reduced by the full $175,000, plus an additional $25,000 would have been reversed out of the reserve, resulting in net income of approximately $3.6 million as compared to the $3.4 million recorded for the period.

In the past three years there have been changes in the qualitative and quantitative factors noted above. From period to period, economic situations change, credits may deteriorate or improve and the other factors we consider in arriving at our estimates may change. However, our basic methodology for determining an appropriate allowance for credit losses has remained relatively stable. This methodology has resulted in allowance levels of $3.3, $4.8 and $5.0 million at each of December 31, 2004, 2003 and 2002, respectively. As noted above, the amount of the provision for credit losses charged to operations is directly related to our estimates of the appropriate level of the allowance for credit losses. Charge-offs and recoveries during the applicable periods also impact the level of the allowance for credit losses resulting in a provision for credit losses that could be higher or lower in order to bring the allowance for credit losses in line with our estimates.

Income Taxes. Income taxes are accounted for using the asset and liability method according to SFAS 109. Under this method, deferred tax assets and liabilities and the amounts of tax currently payable or refundable are recognized.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such differences can relate to differences in accounting for credit losses, depreciation timing differences, unrealized gains and losses on investment securities, deferred compensation, amortization timing differences of intangible assets and leases, which are treated as operating leases for tax purposes and loans for financial statement purposes.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We subscribe to several tax reporting services to allow us to constantly monitor federal and state legislation, regulation and judicial activity to keep abreast of any changes which may affect these assets or liabilities.

The realization of these deferred tax assets and liabilities could differ significantly from the amounts recorded. Our analysis includes consideration of many factors including our continued growth and expansion into new lines of business and taxing jurisdictions such that the Company could be subject to different taxing methodologies. The amount of the assets or liabilities realized is dependent on the tax rates in effect in the taxing jurisdictions we are subject to at the time the temporary differences are recovered. The tax rates vary from state to state and we continue to achieve nexus in new states which may have higher or lower rates in effect.

We have considered the need for a valuation allowance and have determined the Company has a deferred tax asset resulting from certain state tax net operating loss carry-forwards which it believes will not be realized. These losses were incurred in years a unitary return was not filed and the Company does not believe it will have sufficient apportioned income to this state to receive a benefit from them before they expire. In all other respects, the Company believes there is credible evidence to expect sufficient taxable income to absorb future deductible temporary differences. As part of this assessment, we have considered the timing of the expected recoveries of the temporary differences.

Current tax liabilities or amounts refundable are recognized based on currently enacted tax legislation, federal and state regulations, rulings and procedures, applicable federal and state judicial rulings and our interpretation thereof. The Company files its federal tax return on a consolidated basis and has taken the position it is a unitary business and files all state returns as such.

We employ a systematic methodology of determining our tax related balances that includes an ongoing review process and quarterly adjustments. Our process includes comparison and reconciliation of recorded amounts to those reported to the taxing authorities.

Impairment Testing Related to Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, the Company tests goodwill and other intangible assets for impairment annually or when impairment indicators are present. These tests are required to be conducted at the reporting unit level. Goodwill and other intangible assets are impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

The North Dakota banking group was used as the reporting unit for goodwill and other intangible assets related to the acquisition of various branches and deposits in North Dakota. The mortgage branch was used as the reporting unit for the goodwill related to the acquisition of the mortgage consulting and brokerage firm. The trust and professional services departments were used as the reporting unit for the intangible assets related to acquisition of customer lists and a management contract. Milne Scali was used as the reporting unit for goodwill and other intangible assets related to all insurance acquisitions.

The Company uses current, comparable transactions to estimate the fair value of the respective reporting units when available. The Company calculates an estimated fair value based on multiples of revenues, earnings, and book value of the comparable transactions. However, when such comparable transactions are not available or may have become outdated, the Company uses other methods to estimate the fair value of the reporting units. These other methods may include the discounted cash flow approach, the same methodology used to establish the initial purchase price or the average of several methods.

Assessing impairment of the Company's goodwill and other intangible assets is an inexact science and can be approached using a variety of methods. Specific factors and rates used to assess value are based on management's best estimates of variables affecting the valuation analyses. The estimates are assessed periodically and any identified impairment would result in a change to earnings. Such charges could materially affect the Company's results of operations due to the significant amount of goodwill and other intangible assets that must be assessed periodically or when impairment indicators are present.

The effect of any impairment is recorded in earnings in the period it is determined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from changes in interest rates, exchange rates, and commodity prices and equity prices and represents the possibility that changes in future market rates or prices will have a negative impact on our earnings or value. Our principal market risk is interest rate risk.

Interest rate risk arises from changes in interest rates. Interest rate risk can result from: (1) Repricing risk – timing differences in the maturity/repricing of assets, liabilities, and off-balance-sheet contracts; (2) Options risk – the effect of embedded options, such as loan prepayments, interest rate caps/floors, and deposit withdrawals;

(3) Basis risk – risk resulting from unexpected changes in the spread between two or more different rates of similar maturity, and the resulting impact on the behavior of lending and funding rates; and (4) Yield curve risk – risk resulting from unexpected changes in the spread between two or more rates of different maturities from the same type of instrument. We have risk management policies to monitor and limit exposure to interest rate risk. To date we have not conducted trading activities as a means of managing interest rate risk. Our asset/liability management process is utilized to manage our interest rate risk. The measurement of interest rate risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance-sheet transactions are aggregated, and the resulting net positions are identified.

Our interest rate risk exposure is actively managed with the objective of managing the level and potential volatility of net interest income in addition to the long-term growth of equity, bearing in mind that we will always be in the business of taking on rate risk and that rate risk immunization is not entirely possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may the overall level of net interest income and equity. In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to repricing or maturity characteristics. Access to the derivatives market can be an important element in maintaining our interest rate risk position within policy guidelines. Using derivative instruments, principally interest rate floors and caps, the interest rate sensitivity of specific transactions, as well as pools of assets or liabilities, is adjusted to maintain the desired interest rate risk profile. See "-Loan Portfolio-Interest Rate Caps and Floors" "-Borrowings-Interest Rate Caps and Floors" and Notes 1 and 17 to the Consolidated Financial Statements for a summary of our accounting policies pertaining to such instruments.

Our primary tool for measuring and managing interest rate risk is net interest income simulation. This exercise includes our assumptions regarding the level of interest rates and their impact on our current balance sheet. Interest rate caps and floors are included to the extent that they are exercised in the 12-month simulation period. Additionally, changes in prepayment behavior of the residential mortgage, CMOs, and mortgage-backed securities portfolios in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. For purposes of this simulation, projected month-end balances of the various balance sheet accounts are held constant at their December 31, 2004 levels. Cash flows from a given account are reinvested back into the same account so as to keep the month-end balance constant at its December 31, 2004 level. The static balance sheet assumption is made so as to project the interest rate risk to net interest income embedded in the existing balance sheet. With knowledge of the balance sheet's existing net interest income profile, more informed strategies and tactics may be developed as it relates to the structure/mix of growth.

We monitor the results of net interest income simulation on a quarterly basis at regularly scheduled ALCO meetings. Each quarter net interest income is generally simulated for the upcoming 12-month horizon in seven interest scenarios. The scenarios generally modeled are parallel interest ramps of +/– 100bp, 200bp, and 300bp along with a rates unchanged scenario. The parallel movement of interest rates means all projected market interest rates move up or down by the same amount. A ramp in interest rates means that the projected change in market interest rates occurs over the 12-month horizon on a pro-rata basis. For example, in the +100bp scenario, the projected prime rate will increase from its starting point at December 31, 2004 of 5.25 percent to 6.25 percent 12 months later. The prime rate in this example will increase $1/12^{th}$ of the overall increase of 100 basis points each month. Given the historically low absolute level of market interest rates as of December 31, 2004, the declining rate scenario analysis was limited to –100bp and –200bp for the summary table presented below and a +400bp scenario was added. As the yield curve flattened over the course of 2004 with short-term rates increasing more than long-term rates, the parallel movement of interest rates takes the level of the 10-year U.S. Treasury note yield in the –200bp scenario to 2.26 percent. This is nearly 100bp below the June 13, 2003 low for the 10-year U.S. Treasury note yield of 3.11 percent. Therefore, the level of mortgage prepayment activity built into the model is significantly greater than the record levels experienced during the 2003 lows in mortgage rates.

The net interest income simulation result for the 12-month horizon that covers the calendar year of 2005 is shown below. The impact of each interest rate scenario on projected net interest income is displayed before and after the impact of the $20.0 million cumulative notional original five-year interest rate cap positions on three-month LIBOR with a 5.50 percent strike. These interest rate caps had a remaining maturity of approximately 18 months as of December 31, 2004. The impact of the cap positions is calculated by determining the fair value of the contracts at the end of the 12-month horizon using an interest rate option valuation model. The change in fair value plus any expected cash flow in the various rate scenarios is summed to determine the total net benefit/(cost) of the portfolio of interest rate cap contracts. See Notes 1 and 17 to the Consolidated Financial Statements for further discussion related to our interest rate caps and accounting policies related to these derivative instruments.

NET INTEREST INCOME SIMULATION
(amounts in thousands)

MOVEMENT IN INTEREST RATES	-200BP	-100BP	UNCHANGED	+100BP	+200BP	+300BP	+400BP
Projected 12-month net interest income	$ 14,087	$ 15,122	$ 16,825	$ 17,340	$ 17,847	$ 18,076	$ 18,228
Dollar change from rates unchanged scenario	$ (2,738)	$ (1,703)	—	$ 515	$ 1,022	$ 1,251	$ 1,403
Percentage change from rates unchanged scenario	(16.27)%	(10.12)%	—	3.06%	6.07%	7.44%	8.34%
Net benefit/(cost) of cumulative $40.0 million interest rate caps (1)	$ (1)	$ (1)	$ (1)	$ (1)	—	$ 25	$ 109
Total net interest income impact with caps	$ 14,086	$ 15,121	$ 16,824	$ 17,339	$ 17,847	$ 18,101	$ 18,337
Dollar change from unchanged w/caps	$ (2,738)	$ (1,703)	—	$ 515	$ 1,022	$ 1,277	$ 1,513
Percentage change from unchanged w/caps	(16.27)%	(10.12)%	—	3.06%	6.07%	7.59%	8.99%
Policy guidelines (decline limited to)	10.00%	5.00%	—	5.00%	10.00%	15.00%	20.00%

(1) In May and June 2001, we purchased four interest rate cap contracts on three-month LIBOR with strikes at 5.50 percent each in the amount of $5.0 million notional with original terms of five years for total notional of $20.0 million. These contracts will expire in May and June of 2006. See Notes 1 and 17 to the Consolidated Financial Statements for further information on accounting policies related to derivative financial investments.

Our rate sensitivity position over the projected 12-month horizon is asset sensitive. This is evidenced by the projected increase in net interest income in the rising interest rate scenarios.

Because one of the objectives of asset/liability management is to manage net interest income over a one-year planning horizon, policy guidelines are stated in terms of maximum potential reduction in net interest income resulting from changes in interest rates over the 12-month period. It is no less important, however, to give attention to the absolute dollar level of projected net interest income over the 12-month period.

Our general policy is to limit the percentage decrease in projected net interest income to 5, 10, 15 and 20 percent from the rates unchanged scenario for the +/– 100bp, 200bp, 300bp and 400bp interest rate ramp scenarios, respectively. When a given scenario falls outside of these limits, such as is the case with the –100bp and –200bp scenarios above, the ALCO reviews the circumstances surrounding the exception and, considering the level of net interest income generated in the scenario and other related factors, may approve the exception to the general policy or recommend actions aimed at bringing the respective scenario within the general limits noted above. A targeted level of net interest income is established and approved by the Board and ALCO. This target is reevaluated and reset as appropriate at each quarterly ALCO meeting.

Static gap analysis is another tool that may be used for interest rate risk measurement. The net differences between the amount of assets, liabilities, equity and off-balance-sheet instruments repricing within a cumulative calendar period is typically referred to as the "rate sensitivity position" or "gap position." The following table sets forth our rate sensitivity position as of December 31, 2004. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever occurs first:

INTEREST SENSITIVITY GAP ANALYSIS

	Estimated maturity or repricing at December 31, 2004				
	0-3 MONTHS	4-12 MONTHS	1-5 YEARS	OVER 5 YEARS	TOTAL
	(dollars in thousands)				
Interest-earning assets:					
Interest-bearing deposits with banks	$ 14	$ —	$ —	$ —	$ 14
Investment securities (1)	8,349	18,175	118,119	91,273	235,916
FRB and FHLB stock	7,541	—	—	—	7,541
Loans held for sale, fixed rate	512	—	—	—	512
Loans held for sale, floating rate	32,454	27,231	—	—	59,685
Loans held for investment, fixed rate (2)	10,576	15,117	29,987	11,080	66,760
Loans held for investment, floating rate (2)	223,124	564	4,239	—	227,927
Total interest-earning assets	$ 282,570	$ 61,087	$ 152,345	$ 102,353	$ 598,355
Interest-bearing liabilities:					
Interest checking and money market accounts	$ 210,887	$ —	$ —	$ —	$ 210,887
Savings	7,248	—	—	—	7,248
Time deposits under $100,000	21,873	49,200	25,307	738	97,118
Time deposits $100,000 and over	18,817	39,016	6,329	19,790	83,952
Short-term borrowings	33,697	—	—	—	33,697
FHLB advances	—	15,000	30,000	52,200	97,200
Long-term borrowings	667	—	2,745	6,667	10,079
Subordinated debentures	—	—	—	22,509	22,509
Total interest-bearing liabilities	$ 293,189	$ 103,216	$ 64,381	$ 101,904	$ 562,690
Interest rate gap	$ (10,619)	$ (42,129)	$ 87,964	$ 449	$ 35,665
Cumulative interest rate gap at December 31, 2004	$ (10,619)	$ (52,748)	$ 35,216	$ 35,665	
Cumulative interest rate gap to total assets	(1.58)%	(7.83)%	5.23%	5.29%	

(1) Investment securities are generally reported in the timeframe representing the earliest of repricing date, call date (for callable securities), estimated life or maturity date. Estimated lives of mortgage-backed securities and CMOs are based on published industry prepayment estimates for securities with comparable weighted average interest rates and contractual maturities.

(2) Loans are stated gross of the allowance for credit losses and are placed in the earliest timeframe in which maturity or repricing may occur.

The table assumes that all savings and interest-bearing demand deposits reprice in the earliest period presented, however, we believe a significant portion of these accounts constitute a core component and are generally not rate sensitive. Our position is supported by the fact that aggressive reductions in interest rates paid on these deposits historically have not caused notable reductions in balances. For example, while the Federal funds target rate increased 125 basis points during the second half of 2004, the rates paid on these deposits were only increased slightly, without any noticeable reductions in balances.

The table does not necessarily indicate the future impact of general interest rate movements on our net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Static gap analysis does not fully capture the impact of embedded options, lagged interest rate changes, administered interest rate products, or certain off-balance-sheet sensitivities to interest rate movements. Therefore, this tool generally cannot be used in isolation to determine the level of interest rate risk exposure in banking institutions.

Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, these analyses are not intended to be a forecast of the actual effect of changes in market interest rates such as those indicated above on the Company. Further, these analyses are based on our assets and liabilities as of December 31, 2004 (without forward adjustments for planned growth and anticipated business activities) and do not contemplate any actions we might undertake in response to changes in market interest rates.

CORPORATE DATA

Investor Relations

Tracy Scott
Gregory K. Cleveland
BNCCORP, Inc.
322 East Main Avenue
Bismarck, North Dakota 58501
Telephone (701) 250-3040
Facsimile (701) 222-3653

Annual Meeting

The 2005 annual meeting of stockholders will be held on Wednesday, June 15, 2005 at 10:00 a.m. (Central Daylight Time) at The Marquette Hotel, 710 Marquette Avenue, Minneapolis, MN 55402.

Independent Public Accountants

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Securities Listing

BNCCORP, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol: "BNCC." There were 101 record holders of the Company's common stock at March 15, 2005.

COMMON STOCK PRICES(1)

For the Years Ended December 31,

	2004		2003	
	HIGH	LOW	HIGH	LOW
First Quarter	$18.40	$15.16	$11.10	$ 7.00
Second Quarter	$17.51	$15.00	$13.49	$10.64
Third Quarter	$18.10	$13.62	$15.25	$12.23
Fourth Quarter	$16.60	$14.38	$19.20	$14.62

(1) The quotes represent the high and low closing sales prices as reported by the NASDAQ Stock Market.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
(800) 937-5449

Directors, BNCCORP, Inc.

Tracy Scott, CPA
Chairman of the Board

Gregory K. Cleveland, CPA
President and Chief Executive Officer

E. Thomas Welch
President – BNC National Bank, Minnesota Market

Gaylen Ghylin
EVP, Secretary & CFO
Tiller Corporation d/b/a Barton Sand & Gravel Co., Commercial Asphalt Co. and Barton Enterprises, Inc.

Denise Forte-Pathroff, M.D.
Physician, private practice

John A. Hipp, M.D.
Physician, Pathology Consultants, PC

Richard M. Johnsen, Jr.
Chairman of the Board and Chief Executive Officer, Johnsen Trailer Sales, Inc.

Mark W. Sheffert
Chairman and Chief Executive Officer, Manchester Companies, Inc.

Jerry R. Woodcox
President, Arrowhead Cleaners and Laundry, Inc.

Directors, BNC National Bank

Tracy Scott
Gregory K. Cleveland
Shawn Cleveland Goll
Neil M. Brozen
Jess Roman
E. Thomas Welch
Jerry D. Renk
Richard W. Milne, Jr.

SUBSIDIARIES

BNC National Bank

Headquarters:
2425 East Camelback Road
Suite 100
Phoenix, AZ 85016

Branches:

Bismarck Main
322 East Main Avenue
Bismarck, ND 58501

Bismarck South
219 South 3rd Street
Bismarck, ND 58504

Bismarck North
801 East Century Avenue
Bismarck, ND 58503

Primrose Assisted Living Apartments
1144 College Drive
Bismarck, ND 58501

Waterford on West Century
1000 West Century Avenue
Bismarck, ND 58503

Crosby
107 North Main Street
Crosby, ND 58730

Ellendale
83 Main Street
Ellendale, ND 58436

Garrison
92 North Main
Garrison, ND 58540

Kenmare
103 1st Avenue SE
Kenmare, ND 58746

Linton
104 North Broadway
Linton, ND 58552

Stanley
210 South Main
Stanley, ND 58784

Watford City
205 North Main
Watford City, ND 58854

Minneapolis
333 South Seventh Street
Minneapolis, MN 55402

Golden Valley
650 Douglas Drive
Golden Valley, MN 55422

The Heathers Estate
2900 North Douglas Drive
Crystal, MN 55422

The Heathers Manor
3000 North Douglas Drive
Crystal, MN 55422

Tempe
660 South Mill Avenue, Suite 315B
Tempe, AZ 85281

Scottsdale
17045 N. Scottsdale Road
Scottsdale, AZ 85255

BNC Asset Management, Inc.:

Offices:

116 North 4th Street
Bismarck, ND 58501

333 South Seventh Street
Minneapolis, MN 55402

Milne Scali & Company, Inc.

Offices:

1750 East Glendale Avenue
Phoenix, AZ 85020

660 South Mill Avenue, Ste 315B
Tempe, AZ 85281

2400 E Highway 89A, Suite B
Cottonwood, AZ 86326

6751 East Camino Principal
Tucson, AZ 85715

175 South Main Street, #700
Salt Lake City, UT 84111

8310 South Valley Highway #300
Englewood, CO 80112

8101 East Florentine Road
Prescott Valley, AZ 86312

116 North 4th Street
Bismarck, ND 58501

322 East Main Avenue
Bismarck, ND 58501

104 North Broadway
Linton, ND 58552

502 West Main Street
Mandan, ND 58554

EXECUTIVE OFFICERS OF BNCCORP AND SUBSIDIARIES

Tracy Scott, CPA
Chairman of the Board

Gregory K. Cleveland, CPA
President and Chief Executive Officer

Neil M. Brozen, CPA
Chief Financial Officer and Senior Vice President – Trust and Financial Services

Shawn Cleveland Goll, CPA
Chief Operating Officer, BNC National Bank

Mark E. Peiler, CFA
Senior Vice President – Investment Officer

Dave Hoekstra, CPA
Chief Credit Officer

Brian Mayer
President, BNC Asset Management, Inc.

Richard W. Milne, Jr.
President and Chief Executive Officer, Milne Scali & Company, Inc.

Jess Roman
President – BNC National Bank, Arizona Market

E. Thomas Welch
President – BNC National Bank, Minnesota Market

Jerry D. Renk
President – BNC National Bank, North Dakota Market

BNCCORP, Inc.

322 East Main Avenue, Bismarck, ND 58501

Tel: 701-250-3040 **www.bnccorp.com** NASDAQ: BNCC